
conEdison, inc.

2021
Proxy Statement

Notice of 2021 Annual Meeting of
Stockholders and Proxy Statement

May 17, 2021

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003



conEdison, inc.

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

John McAvoy
Chairman of the Board

Timothy P. Cawley
Chief Executive Officer

April 5, 2021

Dear Stockholders:

The Annual Meeting of Stockholders of Consolidated Edison, Inc. with the Board of Directors and the Company's management is scheduled for Monday, May 17, 2021, at 10:00 a.m., Eastern Daylight Time, remotely by visiting *www.virtualshareholdermeeting.com/ED2021*. We encourage stockholders to log into the virtual meeting by following the instructions provided in the proxy materials. The virtual meeting offers the same participation opportunities as an in-person meeting.

The accompanying Proxy Statement, provided to stockholders on or about April 5, 2021, contains information about matters to be considered at the Annual Meeting. At the Annual Meeting, stockholders will be asked to vote on the election of Directors, to ratify the appointment of independent accountants for 2021, and to approve, on an advisory basis, named executive officer compensation. So as to ensure that as many shares as possible are represented, we strongly recommend that you vote in advance of the Annual Meeting, even if you plan to attend remotely.

Due to the ongoing impact of the novel coronavirus disease, COVID-19, we plan to hold the Annual Meeting by means of remote communications only (i.e., a virtual-only annual meeting). As of the date of this letter, a state disaster emergency has been declared relating to COVID-19 in the State of New York, and the requirement under New York law that annual meetings be noticed and held at a physical location has been temporarily suspended. The declaration of a state disaster emergency and the related suspension are renewed on a monthly basis. In the event that the state disaster emergency and suspension are lifted prior to the date fixed for the Annual Meeting and it is not, therefore, legally permissible for us to hold a completely virtual annual meeting under New York law, we may also hold the Annual Meeting in person. We will announce the location of the in-person component of the meeting by press release and posting on our proxy website (*www.conedison.com/shareholders*), as well as the filing of additional proxy materials with the Securities and Exchange Commission.

Sincerely,

John McAvoy

Timothy P. Cawley



conEdison, inc.

Consolidated Edison, Inc.
4 Irving Place, New York, NY 10003

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date: Monday, May 17, 2021, at 10:00 a.m., Eastern Daylight Time

Virtual Annual Meeting Website Address: *www.virtualshareholdermeeting.com/ED2021*.

- If you hold your shares through an intermediary (i.e., a broker, bank, or other financial institution), please use the 16-digit voting control number that can be found on your voting instruction form, Notice of Internet Availability of proxy materials or email, as applicable, provided with your proxy materials to access the virtual annual meeting website.
- If you are a registered holder of Company Common Stock (i.e., you hold your shares through our transfer agent, Computershare) or participate in the Company's Stock Purchase Plan, please note that the virtual annual meeting website will be hosted on a different website than the Computershare voting websites. The 15-digit control number you received allows you to vote your shares but does not provide direct access to the virtual annual meeting website. To access the virtual annual meeting website, you must request a 16-digit virtual meeting access ("VMA") control number in advance. **Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May, 10, 2021** to allow adequate time for processing. (See "*Questions and Answers About the 2021 Annual Meeting and Voting—Annual Meeting Information*" beginning on page 86 for additional information about the virtual annual meeting website and how to obtain a VMA control number.)

In Person Location: Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communications only (i.e., a virtual-only annual meeting). However, if required by applicable law, we may also hold the Annual Meeting in person. In the event that the state disaster emergency and related temporary suspension of the requirement under New York law that annual meetings be noticed and held at a physical location are lifted prior to the date fixed for the Annual Meeting and it is not, therefore, legally permissible for us to hold a completely virtual annual meeting under New York law, we will announce the location of the in-person component of the meeting by press release and posting on our proxy website (*www.conedison.com/shareholders*), as well as the filing of additional proxy materials with the Securities and Exchange Commission.

Items of Business:
a. To elect as the members of the Board of Directors the twelve nominees named in the Proxy Statement (attached hereto and incorporated herein by reference);

b. To ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for 2021;

c. To approve, on an advisory basis, named executive officer compensation; and

d. To transact such other business as may properly come before the meeting, or any adjournment or postponement of the meeting.

By Order of the Board of Directors,

Sylvia V. Dooley
Vice President and Corporate Secretary

Dated: April 5, 2021

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS' MEETING TO BE HELD ON MONDAY, MAY 17, 2021. THE COMPANY'S PROXY STATEMENT AND ANNUAL REPORT, PROVIDED TO STOCKHOLDERS ON OR ABOUT APRIL 5, 2021, ARE AVAILABLE AT *WWW.CONEDISON.COM/SHAREHOLDERS*

IMPORTANT!

Whether or not you plan to attend the meeting, we urge you to vote your shares of Company Common Stock by telephone, by Internet, or by completing and returning a proxy card or a voter instruction form, so that your shares will be represented at the Annual Meeting.

TABLE OF CONTENTS

Forward-Looking Statements

This proxy statement contains forward-looking statements that are intended to qualify for the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations and not facts. Words such as "forecasts," "expects," "estimates," "anticipates," "intends," "believes," "plans," "will," and similar expressions identify forward-looking statements. The forward-looking statements reflect information available and assumptions at the time the statements are made and speak only as of that time. Actual results or developments might differ materially from those included in the forward-looking statements because of various factors including, but not limited to, those discussed under "Risk Factors," in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

PROXY STATEMENT SUMMARY

This section highlights the proposals to be acted upon, as well as information about Consolidated Edison, Inc. (the "Company"), that can be found in this Proxy Statement and does not contain all of the information that you need to consider. Before voting, please carefully review the complete Proxy Statement and the Annual Report to Stockholders of the Company provided to stockholders on or about April 5, 2021, which includes the consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2020, and other information relating to the Company's financial condition and results of operations. References to "Con Edison of New York," "Orange & Rockland," "Clean Energy Businesses," and "Con Edison Transmission" throughout this Proxy Statement refer to the Company's subsidiaries, Consolidated Edison Company of New York, Inc., Orange and Rockland Utilities, Inc., Con Edison Clean Energy Businesses, Inc. and its subsidiaries, and Con Edison Transmission, Inc. and its subsidiaries, respectively.

2021 Annual Meeting of Stockholders ("Annual Meeting")

Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communication only. The virtual meeting offers the same participation opportunities as an in-person meeting. In the event that the state disaster emergency and related temporary suspension of the requirement under New York law that annual meetings be noticed and held at a physical location are lifted prior to the date fixed for the Annual Meeting and it is not, therefore, legally permissible for us to hold a completely virtual annual meeting under New York law, we will announce the location of the in-person component of the meeting by press release and posting on our proxy website (*www.conedison.com/shareholders*), as well as the filing of additional proxy materials with the Securities and Exchange Commission (the "SEC").

▪	**Date and Time**	Monday, May 17, 2021, at 10:00 a.m., Eastern Daylight Time
▪	**Virtual Annual Meeting Website Address**	*www.virtualshareholdermeeting.com/ED2021.*
		▪ If you hold your shares through an intermediary (i.e., a broker, bank, or other financial institution), please use the 16-digit voting control number that can be found on your voting instruction form, Notice of Internet Availability of proxy materials or email, as applicable, provided with your proxy materials to access the virtual annual meeting website.
		▪ If you are a registered holder of Company Common Stock (i.e., you hold your shares through our transfer agent, Computershare) or participate in the Company's Stock Purchase Plan, please note that the virtual annual meeting website will be hosted on a different website than the Computershare voting websites. The 15-digit control number you received allows you to vote your shares but does not provide direct access to the virtual annual meeting website. To access the virtual meeting website, you must request a 16-digit virtual meeting access ("VMA") control number in advance. To obtain a VMA control number, please call Computershare at 1-800-522-5522 to initiate the request for a VMA control number. Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 10, 2021 to allow adequate time for processing.
		(See "*Questions and Answers About the 2021 Annual Meeting and Voting—Annual Meeting Information*" beginning on page 86 for additional information about the virtual annual meeting website and how to obtain a VMA control number.)
▪	**In Person Location, If Required by Applicable Law**	If required by applicable law, the location of the in-person component of the meeting will be announced by press release and posting on our proxy website *www.conedison.com/shareholders*, as well as the filing of additional proxy materials with the SEC.
▪	**Record Date & Voting**	Stockholders of record at the close of business on March 22, 2021 are entitled to vote. On the record date, 342,688,334 shares of Company Common Stock were outstanding. Each outstanding share of Common Stock is entitled to one vote.
▪	**Admission**	Please follow the instructions contained in "*Who Can Attend The Annual Meeting?*" and "*If Required By Applicable Law And The Annual Meeting Is Also Held In Person, Do I Need A Ticket To Attend The Annual Meeting?*" on pages 86 and 87, respectively.
▪	**Proxy Website**	*www.conedison.com/shareholders*

Stockholder Voting Matters

Management Proposals		Board's Voting Recommendation	Vote Required For Approval*	Broker Discretionary Voting Allowed	Page References (for more detail)
▪ **Proposal No. 1**	Election of Directors	For Each Nominee	Majority of Votes Cast	No	7 through 15
▪ **Proposal No. 2**	Ratification of the Appointment of Independent Accountants	For	Majority of Votes Cast	Yes	36
▪ **Proposal No. 3**	Advisory Vote to Approve Named Executive Officer Compensation	For	Majority of Votes Cast	No	38

Footnote:

* The presence at the Annual Meeting, either by means of remote communication, by proxy, or in person (if it is not legally permissible for us to hold a completely virtual annual meeting under New York law), of holders of a majority of the outstanding shares of Company Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its clients) are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting but are not considered votes cast with respect to the Election of Directors (Proposal No. 1) and the Advisory Vote to Approve Named Executive Officer Compensation (Proposal No. 3) and have no effect on the vote. Abstentions are not considered as votes cast with respect to the Ratification of the Appointment of Independent Accountants (Proposal No. 2) and have no effect on the vote.

Director Nominees

Name / Age / Tenure / Independence	Primary Occupation / Career Highlight	Committee Membership	Other U.S.-Listed Public Company Boards
Timothy P. Cawley, 56 Director since 2020 Not Independent	President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York (effective December 29, 2020); former President of Con Edison of New York (through December 31, 2020)		0
Ellen V. Futter, 71 Director since 1997 Not Independent	President, American Museum of Natural History	▪ Executive ▪ Safety, Environment, Operations and Sustainability (Co-Chair through December 31, 2020)	1
John F. Killian, 66 Director since 2007 Independent	Former Executive Vice President and Chief Financial Officer, Verizon Communications Inc.	▪ Audit (Chair) ▪ Corporate Governance and Nominating ▪ Executive ▪ Management Development and Compensation	2
Karol V. Mason, 63 Director since 2021 Independent	President, John Jay College of Criminal Justice	▪ Corporate Governance and Nominating (effective January 1, 2021) ▪ Safety, Environment, Operations and Sustainability (effective January 1, 2021)	0
John McAvoy, 60 Director since 2013 Not Independent *Non-executive Chairman of the Board*	Chairman of the Board; former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York (through December 28, 2020)	▪ Executive (Chair)	0
Dwight A. McBride, 53 Director since 2021 Independent	President, The New School	▪ Management Development and Compensation (effective January 1, 2021) ▪ Safety, Environment, Operations and Sustainability (effective January 1, 2021)	0
William J. Mulrow, 65 Director since 2017 Independent	Senior Advisory Director, The Blackstone Group	▪ Finance ▪ Management Development and Compensation ▪ Safety, Environment, Operations and Sustainability	1
Armando J. Olivera, 71 Director since 2014 Independent	Former President and Chief Executive Officer, Florida Power & Light Company	▪ Audit ▪ Executive (effective immediately following the retirement of George Campbell, Jr. from the Board) ▪ Finance ▪ Safety, Environment, Operations and Sustainability (Chair, effective January 1, 2021)	2

Name / Age / Tenure / Independence	Primary Occupation / Career Highlight	Committee Membership	Other U.S.-Listed Public Company Boards
Michael W. Ranger, 63 Director since 2008 Independent *Lead Director*	President and Chief Executive Officer, Covanta Holding Corporation (effective October 29, 2020); Senior Managing Director, Diamond Castle Holdings LLC	▪ Audit ▪ Corporate Governance and Nominating (Chair and Lead Director) ▪ Executive ▪ Finance ▪ Management Development and Compensation	1
Linda S. Sanford, 68 Director since 2015 Independent	Former Senior Vice President, Enterprise Transformation, International Business Machines Corporation	▪ Audit ▪ Corporate Governance and Nominating ▪ Finance	3
Deirdre Stanley, 56 Director since 2017 Independent	Executive Vice President and General Counsel, The Estée Lauder Companies, Inc.	▪ Corporate Governance and Nominating ▪ Management Development and Compensation (Chair, effective immediately following the retirement of George Campbell, Jr. from the Board) ▪ Safety, Environment, Operations and Sustainability (through December 31, 2020)	0
L. Frederick Sutherland, 69 Director since 2006 Independent	Former Executive Vice President and Chief Financial Officer, Aramark Corporation	▪ Audit ▪ Finance (Chair) ▪ Management Development and Compensation	1

- **Proposal No. 1: Election of Directors.** The Board of Directors has nominated twelve Directors for election at the Annual Meeting and recommends the election of each of the twelve nominees. The table above provides certain information about the Director nominees.

- **Proposal No. 2: Ratification of the Appointment of Independent Accountants.** The Board recommends ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for 2021.

- **Proposal No. 3: Advisory Vote to Approve Named Executive Officer Compensation.** The Board recommends the approval of, on an advisory basis, the compensation of the Named Executive Officers. The Company's Named Executive Officers are identified in the "Compensation Discussion and Analysis–Introduction" on page 40.

Corporate Governance Practices

- ***Active, Year-Round, Stockholder Engagement.*** The Company engages with stockholders and accepts invitations to discuss matters of interest to them. Throughout 2020, due to COVID-19, the Company met with stockholders virtually and discussed numerous issues, including Con Edison of New York's Climate Change Vulnerability Study, the Company's corporate strategy, diversity, equity, and inclusion, disclosure practices, corporate governance, executive compensation, political spending and lobbying practices, operations and financial matters (including issues raised by COVID-19), and environmental, social and governance ("ESG") standardized reporting. The Company's stockholder engagement team reports the results of their annual activities to the Corporate Governance and Nominating Committee and the Board to convey the feedback received from stockholders and to propose implementation of appropriate responses. During 2020, the Company engaged virtually with stockholders holding in aggregate 43% of shares outstanding and 30% of the Company's debentures. (See "*Stockholder Engagement*" on pages 29 through 30 for additional information on stockholder engagement.)

- ***Risk Oversight.*** The Board and its committees oversee the Company's policies and procedures for managing risks that are identified through the Company's enterprise risk management program. (See "*The Board of Directors—Risk Oversight*" on page 17 for additional information on risk oversight.)

- ***Strategic Planning.*** The Board oversees and reviews, at least annually, the Company's strategic and business plans and objectives.

- ***Corporate Sustainability.*** The Company is firmly committed to sustainability, which is broadly overseen by the Board. The Board reviews and discusses various sustainability topics throughout the year and routinely considers environmental issues (including climate change) and assesses how they impact the Company's operations, strategies and risk profile. (See "*The Board of Directors—Corporate Sustainability*" on pages 17 through 18 for additional information on corporate sustainability.)

- ***Diversity, Equity, and Inclusion.*** The Company strives to have a diverse workforce because it believes it makes the Company stronger. The Company's diversity, equity, and inclusion strategy drives its corporate culture and informs how

its employees engage with each other, and sets the foundation for a respectful and inclusive workplace. The Company measures its progress both quantitatively and qualitatively and has four key areas of focus: (i) advancing diversity, equity, and inclusion through learning, (ii) fostering a diverse, equitable, and inclusive environment, (iii) connecting diversity, equity and inclusion throughout the Company, and (iv) communicating and engaging with employees. (See "*The Board of Directors—Diversity, Equity, and Inclusion*" on page 18 for additional information on the Company's diversity, equity, and inclusion initiatives.)

▪ *Employee Succession Planning and Talent Management.* The Company has a comprehensive, formal process for identifying, assessing and developing a diverse slate of internal candidates to assume, in the future, senior roles in the organization. Its succession planning and development processes are integrated and focused on learning through experiences, leadership commitment, and targeted executive development. During succession planning and development discussions, the Company seeks to develop talented women and people of color to provide a diverse and talented group of enterprise leaders. These discussions result in development plans that are reviewed and updated annually. These succession planning and development processes apply to all upper management positions, including officer positions. The Chief Executive Officer annually reviews his succession plan with the Board. (See "*The Board of Directors—Employee Succession Planning and Talent Management*" on pages 26 through 27 for additional information on the succession planning process for the role of President and Chief Executive Officer of the Company.)

▪ *Annual Election of Directors.* Each Director nominee has been recommended for election by the Corporate Governance and Nominating Committee and approved and nominated for election by the Board. If elected, the Director nominees, all of whom are currently members of the Board, will serve for a one-year term expiring at the Company's 2022 Annual Meeting of Stockholders. Each Director will hold office until his or her successor has been elected and qualified or until the Director's earlier resignation or removal. (See "*Election of Directors—Information About the Director Nominees*" on pages 8 through 15 for information about the Director nominees.)

▪ *Voting.* In uncontested elections, each Director nominee may be elected by a majority of the votes cast at a meeting of the Company's stockholders by the holders of shares entitled to vote in the election. In contested elections, each Director nominee may be elected by a plurality of the votes cast. The Company does not have a super-majority voting provision in its Restated Certificate of Incorporation.

▪ *Board Composition.* The current Directors, which include George Campbell, Jr. who has passed his 75th birthday and, as a result, is not permitted to stand for election, have the combination of skills, professional experience, and diversity necessary to oversee the Company's business. A substantial majority (76.9%) of the current Directors are independent. The current Directors have an average age of 64.2 years, are 30.8% women, and 38.5% racially and ethnically diverse. The Board strives to maintain an appropriate balance of tenure among Directors. Of the current Directors, 38.5% have been on the Board for less than five years, 23% have been on the Board for five to ten years, and 38.5% have been on the Board for over ten years.

The Corporate Governance and Nominating Committee recommends candidates for election or re-election to the Board and reviews the qualifications of possible Director candidates. When recommending to the Board the slate of Director nominees for election at the Annual Meeting, the Corporate Governance and Nominating Committee strives to maintain an appropriate balance of tenure, diversity, and skills on the Board as evidenced by the proposed slate (which excludes Dr. Campbell) of director nominees, which are 33.3% women and 33.3% racially and ethnically diverse (as self-reported by the Director nominees). The Board and the Corporate Governance and Nominating Committee strongly believe that the Board and the Company benefit from having directors with a diversity of gender, race, ethnicity, viewpoints and experiences. The Corporate Governance and Nominating Committee identifies candidates through a variety of means, including professional search firms, recommendations from members of the Board, suggestions from senior management, and submissions by the Company's stockholders. When a professional search firm is used, the firm is directed to provide a diverse slate of candidates, including candidates diverse with respect to gender, race, ethnicity and nationality, for the Board's consideration. (See "*The Board of Directors—Selection of Director Candidates*" on page 26 for additional information on the Director nomination process.)

▪ *Independent Lead Director.* The Board has an independent Lead Director who is the Chair of the Corporate Governance and Nominating Committee and has numerous duties and significant responsibilities, including acting as a liaison between the independent Directors and the Company's management, and chairing the executive sessions of non-management and independent Directors. (See "*The Board of Directors—Leadership Structure*" on pages 16 through 17 for additional information on the role of the Company's independent Lead Director.)

- *Frequent Executive Sessions.* The Company's independent Directors and non-management Directors meet frequently in executive sessions. (See "*The Board of Directors—Meetings and Board Members' Attendance*" on page 16 for additional information on executive sessions.)

- *Annual Board and Committee Self-Assessments.* The Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of the Board and its committees in fulfilling their respective obligations. Each committee reports the results of its self-evaluation to the Board. The Corporate Governance and Nominating Committee coordinates the self-evaluation process and, following the self-evaluations, discusses with the Board follow-up matters as appropriate.

- *Membership on Public Company Boards.* Directors are not permitted to serve on more than three other public company boards, and none serve on more than three other public company boards.

- *Proxy Access.* The Board has adopted proxy access, which enables certain stockholders of the Company to include their own director nominees in the Company's Proxy Statement and form of proxy, along with candidates nominated by the Board if the stockholders and the nominees proposed by the stockholders meet the requirements set forth in the Company's By-laws. (See "*The Board of Directors—Proxy Access*" on page 19 and "*Stockholder Proposals for the 2022 Annual Meeting—Director Nomination for Inclusion in 2022 Proxy Statement (Proxy Access)*" on page 89 for additional information on the Company's proxy access framework and timeline, respectively.)

- *Special Meetings.* Special meetings may be called by stockholders holding at least 25% of the Company's outstanding shares of Common Stock entitled to vote at such meeting.

Changes to Executive Compensation Program for 2021

- *Long term incentive plan changes.* The Company's Named Executive Officers, identified in the "Compensation Discussion and Analysis–Introduction" on page 40, are eligible to receive annual grants of equity-based awards under the Company's long term incentive plan. As in prior years, the number of performance units awarded to each of the Named Executive Officers will be based on the achievement of performance measures over a three-year performance period. For the 2021 performance period that began on January 1, 2021, the Compensation Committee added a new operating objective performance measure, the Diversity and Inclusion Work Plan. The measure reflects the Company's continuing commitment to increasing the representation of women and people of color in the Company's leadership. There is no change to the potential maximum payout for the 2021 performance units. The maximum payout of the 2021 performance units represents the weighted average of each of the performance measures, as shown in the chart below.



	Target Weight	Maximum Payout Relative to Target	Maximum Weighted Result
	(%)	(%)	(%)
Shareholder Return	50	200	100
Adjusted EPS	30	200	60
Operating Objectives (5% weight for each objective below)	20	150	30
▪ Clean Energy and Electrification Work Plan			
▪ Cyber Security Work Plan			
▪ *Diversity and Inclusion Work Plan*			
▪ Growth in Renewable Portfolio			
TOTAL			**190**

Compensation Policies and Governance Practices

The Company's culture promotes strong compensation and governance practices that support our pay-for-performance principles and closely align the executive compensation program with the interests of our stockholders.

What We Do	✓ Place a significant portion of the target total direct compensation for our Named Executive Officers "at risk"
	- 100% of long-term incentive compensation is performance-based
	✓ Mitigate compensation risk by:
	- balancing incentives between annual and long-term goals
	- tying incentives to multiple goals to reduce undue weight on any one goal
	- for annual incentive payouts, using non-financial performance factors to counterbalance financial performance goals
	- discouraging excessive focus on annual results and focusing on sustainable performance by providing significant long-term incentives
	- subjecting annual and long-term incentive plans to payment caps
	- giving Compensation Committee discretion to reduce payouts
	- performing an annual risk assessment for annual and long-term incentive plans
	✓ Maintain stock ownership guidelines for Directors and senior officers
	✓ Maintain a compensation recoupment (clawback) policy covering all officers of the Company and its subsidiaries for incentive-based compensation
	✓ Hold annual say-on-pay votes (with 93.4% support in 2020)
What We Don't Do	✗ Enter into employment agreements
	✗ Offer excessive executive perquisites
	✗ Dilute stockholder value by issuing excessive equity compensation
	✗ Grant stock options or have outstanding options
	✗ Reprice options or buyout underwater options without stockholder approval
	✗ Recycle shares for future awards except under limited circumstances
	✗ Provide golden parachute excise tax gross-ups
	✗ Offer excessive change in control severance benefits
	✗ Negotiate equity awards with special treatment upon a change of control
	✗ Provide single-trigger acceleration of vesting of outstanding equity awards
	✗ Permit Directors, officers, financial personnel, and certain other individuals to:
	- short, hedge or pledge Company securities or
	- hold Company securities in a margin account as collateral

ELECTION OF DIRECTORS

Proposal 1   Election of Directors

Twelve Directors are to be elected at the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. (See "*Information About the Director Nominees*" on pages 8 through 15.) Directors are not permitted to stand for election after having passed his or her 75th birthday. Of the Board members standing for election, Timothy P. Cawley is the only member who is an officer of the Company. George Campbell, Jr. has passed his 75th birthday and, as a result, is not permitted to stand for election. All of the nominees were elected Directors at the last annual meeting of stockholders, other than Mr. Cawley, Karol V. Mason, and Dwight A. McBride. Mr. Cawley was appointed to the Board of Directors by the Board effective December 29, 2020, at the time of his appointment as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York. Ms. Mason and Dr. McBride were appointed to the Board of Directors by the Board effective January 1, 2021. A professional search firm assisted the Corporate Governance and Nominating Committee in connection with its recommendation of Ms. Mason and Dr. McBride. In keeping with the process described in "The Board of Directors—Selection of Director Candidates" on page 26, the Corporate Governance and Nominating Committee directed the professional search firm to provide it with a diverse slate of candidates, which included Ms. Mason and Dr. McBride.

The Corporate Governance and Nominating Committee recommends candidates for election or re-election to the Board and reviews the qualifications of possible Director candidates. When recommending to the Board the slate of Director nominees for election at the Annual Meeting, the Corporate Governance and Nominating Committee strives to maintain an appropriate balance of tenure, diversity, and skills on the Board as evidenced by the proposed slate of director nominees, which are 33.3% women and 33.3% racially and ethnically diverse (as self-reported by the Director nominees). The Corporate Governance and Nominating Committee also strives to ensure that the Board is composed of Directors who bring diverse viewpoints, perspectives, professional experiences and backgrounds, and effectively represent the long-term interests of stockholders. The Board and the Corporate Governance and Nominating Committee strongly believe that the Board and the Company benefit from having directors with a diversity of gender, race, ethnicity, viewpoints, and experiences. The Board and the Corporate Governance and Nominating Committee believe that striking an appropriate balance between fresh perspectives and ideas and the valuable experience and familiarity contributed by longer-serving Directors is critical to a forward-looking and strategic Board. The Corporate Governance and Nominating Committee identifies candidates through a variety of means, including professional search firms, recommendations from members of the Board, suggestions from senior management, and submissions by the Company's stockholders. When a professional search firm is used, the firm is directed to provide a diverse slate of candidates, including candidates diverse with respect to gender, race and ethnicity, for the Board's consideration. (See "*The Board of Directors—Selection of Director Candidates*" on page 26 for additional information on the Director nomination process.)

Each nominee was selected by the Corporate Governance and Nominating Committee and approved by the Board for submission to the Company's stockholders. The Company believes that all of the nominees will be able and willing to serve as Directors of the Company. All of the Directors also serve as Trustees of the Company's subsidiary, Con Edison of New York.

Shares represented by every properly executed proxy will be voted at the Annual Meeting for or against the election of the Director nominees as specified by the stockholder giving the proxy. If one or more of the nominees is unable or unwilling to serve, the shares represented by the proxies will be voted for any substitute nominee or nominees as may be designated by the Board.

The Board recommends FOR Proposal No. 1



Each of the twelve Director nominees must receive a majority of the votes cast at the Annual Meeting or by proxy to be elected (meaning the number of shares voted "for" a Director nominee must exceed the number of shares voted "against" that Director nominee), subject to the Board's policy regarding resignations by Directors who do not receive a majority of "for" votes. Abstentions and broker non-votes are voted neither "for" nor "against" and have no effect on the vote.

Information About the Director Nominees

The Board and the Corporate Governance and Nominating Committee consider the qualifications of Directors and Director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs. The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee the Company's business. The Board has adopted Corporate Governance Guidelines to assist it in exercising its responsibilities to the Company and its stockholders. In evaluating Director candidates and considering incumbent Directors for renomination to the Board, the Board and the Corporate Governance and Nominating Committee consider various factors. Pursuant to the Guidelines, the Corporate Governance and Nominating Committee reviews with the Board factors relating to the composition of the Board (including its size and structure), the diversity of the Board (including diversity of gender, race, ethnicity, and nationality), and the skills and characteristics of Director nominees, including independence, integrity, judgment, business experience, areas of expertise, and availability for service to assure that the Board contains an appropriate mix of Directors to best further the Company's long-term business interests. For incumbent Directors, the Corporate Governance and Nominating Committee also considers past performance of the Director on the Board.

The current Director nominees bring to the Company the benefit of their qualifications, leadership, skills, and the diversity of their experience and backgrounds which provide the Board, as a whole, with the skills and expertise that reflect the needs of the Company. See pages 10 through 15 for information about each Director nominee, including their age as of the date of the Annual Meeting, business experience, period of service as a Director, public or investment company directorships, and other directorships.

The following graph displays information about the skills and experience of the Director nominees:



Board Skills and Experience

Skill	Count
Leadership	12
Strategic Planning	10
Corporate Governance	8
Executive at Public Co.	8
Risk Management	8
Legal, Ethics, & Compliance	7
Sustainability	7
Investor Relations	6
CEO (for profit)	5
Financial Expert	5
HR / Compensation	5
M&A	5
Regulated Company	5
Technology & Cybersecurity	5
Utility / Energy Industry	5
Capital Markets / Financial Services	4
Technical / Engineering	4
CEO (non-profit / University)	3
Consumer Services	3
Electric / Gas Operations	3
Government	3
CFO / Accounting	2
Communications / Public Relations	2

The makeup of the Director nominees is set forth in the pie charts below:

Board Tenure



Over 10 years (33%)

Less than 5 years (42%)

5 - 10 years (25%)

Board Diversity



8% LGBTQ

33% Ethnically Diverse

Diverse 50%

33% Women

Board Independence



Not Independent (25%)

Independent (75%)

Board Age



Over 70 years (17%)

60 years or less (33%)

61-70 years (50%)



Timothy P. Cawley

Director since: 2020

Age: 56

Gender: Male

Race/Ethnicity: White



Ellen V. Futter

Director since: 1997

Age: 71

Gender: Female

Race/Ethnicity: White

Board Committees:
- Executive
- Safety, Environment, Operations and Sustainability (Co-Chair through December 31, 2020)

Career Highlights: Mr. Cawley has been President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York since December 29, 2020. Mr. Cawley was President of Con Edison of New York from January 1, 2018 through December 31, 2020. Mr. Cawley was President and Chief Executive Officer of Orange & Rockland from December 2013 through November 2017. Mr. Cawley was Senior Vice President of Central Operations for Con Edison of New York from December 2012 through November 2013. Mr. Cawley joined Con Edison of New York in July 1987.

Other Directorships: Mr. Cawley is a Trustee of Con Edison of New York and Chairman of Orange & Rockland. Mr. Cawley is also a Director of the American Gas Association, the Edison Electric Institute, and the Partnership for New York City. Mr. Cawley also served as a Director of the Hudson Valley Economic Development Corporation, the Hudson Valley Pattern for Progress, the New Jersey Utilities Association, the Orange County Partnership, and the Rockland Economic Development Corporation.

Attributes and Skills: Mr. Cawley has leadership, engineering, financial, and operations experience, as well as knowledge of the utility industry and the Company's business. Mr. Cawley's experience from his leadership positions at the Company's subsidiaries supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities, and the Company's relationships with stakeholders.

Career Highlights: Ms. Futter has been the President of the American Museum of Natural History, New York, NY, since November 1993. Previously, Ms. Futter served as the President of Barnard College, New York, NY and was a corporate attorney at the Milbank law firm (formerly known as Milbank, Tweed, Hadley & McCloy).

Other Directorships: Ms. Futter is a Trustee of Con Edison of New York and the American Museum of Natural History. Ms. Futter is also a Director of Evercore Inc. Ms. Futter served as a Director and Chairman of the Federal Reserve Bank of New York. Ms. Futter is a Director or Trustee of NYC & Company and the Brookings Institution and a Governing Trustee at the Memorial Sloan-Kettering Cancer Center.

Attributes and Skills: Ms. Futter has management and operations experience leading major New York not-for-profit entities that provide services to the public. Ms. Futter also has legal and financial experience. Ms. Futter's experience from her leadership positions at the American Museum of Natural History and Barnard College and her legal experience support the Board in its oversight of the Company's operations, planning and regulatory activities and the Company's relationships with stakeholders.



John F. Killian

Director since: 2007

Age: 66

Gender: Male

Race/Ethnicity: White

Board Committees:
- Audit (Chair)
- Corporate Governance and Nominating
- Executive
- Management Development and Compensation



Karol V. Mason

Director since: 2021

Age: 63

Gender: Female

Race/Ethnicity: Black/African American

Board Committees:
- Corporate Governance and Nominating (effective January 1, 2021)
- Safety, Environment, Operations and Sustainability (effective January 1, 2021)

Career Highlights: Mr. Killian was the Executive Vice President and Chief Financial Officer of Verizon Communications Inc., a telecommunications company, from March 2009 to November 2010. Mr. Killian was the President of Verizon Business, Basking Ridge, NJ from October 2005 until February 2009, the Senior Vice President and Chief Financial Officer of Verizon Telecom from June 2003 until October 2005, and the Senior Vice President and Controller of Verizon Corporation from April 2002 until June 2003. Mr. Killian also served in executive positions at Bell Atlantic and was the President and Chief Executive Officer of NYNEX CableComms Limited.

Other Directorships: Mr. Killian is a Trustee of Con Edison of New York and Goldman Sachs Trust II, a Director of Houghton Mifflin Harcourt Company and a Trustee Emeriti of Providence College. Mr. Killian also served as a Trustee and Chairman of the Board of Providence College.

Attributes and Skills: Mr. Killian has leadership experience at regulated consumer services companies, including experience with financial reporting and internal auditing. Mr. Killian's experience from his leadership positions at Verizon Communications, Inc., Bell Atlantic and NYNEX CableComms Limited supports the Board in its oversight of the Company's auditing, financial, operating, and strategic planning activities, and the Company's relationships with stakeholders.

Career Highlights: Ms. Mason has been President of John Jay College of Criminal Justice, a senior liberal arts college in the City University of New York system focused on criminal justice, since August 2017. Ms. Mason was an Assistant Attorney General for the Office of Justice Programs within the United States Department of Justice from June 2013 until January 2017 and a Deputy Associate Attorney General within the United States Department of Justice from April 2009 until February 2012. Ms. Mason was an attorney at the law firm of Alston & Bird LLP from November 1983 until April 2009, where she served as a partner from January 1990 until April 2009 and served again, as a partner, from February 2012 through May 2013. Ms. Mason was a Judicial Law Clerk for The Honorable Judge John F. Grady of the United States District Court for the Northern District of Illinois from October 1982 until October 1983.

Other Directorships: Ms. Mason is a Trustee of Con Edison of New York and is a Director or Trustee of the Southern Poverty Law Center and the Carolina Performing Arts of the University of North Carolina at Chapel Hill. Ms. Mason served as a Trustee and Vice Chairman of the University of North Carolina at Chapel Hill and served on the Arts & Sciences Foundation and National Development Council of the University of North Carolina at Chapel Hill. Ms. Mason also served as a Director or Trustee of the Woodruff Arts Center, the Children's HealthCare of Atlanta, the High Museum of Art, the National Black Arts Festival, Wesley Homes, and the City of Atlanta-Fulton County Recreation Authority. Ms. Mason also served on the Boards of Visitors of the University of North Carolina, the University of Michigan Law School, and Emory University.

Attributes and Skills: Ms. Mason has experience leading a prominent public liberal arts college that focuses on criminal justice and forensics. Ms. Mason also has legal experience. Ms. Mason's experience from her leadership position at John Jay College of Criminal Justice, City University of New York and her legal experience support the Board in its oversight of the Company's operations, risk management, strategic planning, and relationships with stakeholders.



John McAvoy

Director since: 2013

Age: 60

Gender: Male

Race/Ethnicity: White

Board Committee:
- Executive (Chair)



Dwight A. McBride

Director since: 2021

Age: 53

Gender: Male

Race/Ethnicity: Black/African American

Lesbian, Gay, Bisexual, Transgender + : Yes

Board Committees:
- Management Development and Compensation (effective January 1, 2021)
- Safety, Environment, Operations and Sustainability (effective January 1, 2021)

Career Highlights: Mr. McAvoy has been Non-executive Chairman of the Board of the Company and the Board of Con Edison of New York since December 2020. Mr. McAvoy served as Chairman of the Board of the Company and Con Edison of New York from May 2014 until December 2020. Mr. McAvoy was President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York from December 2013 through December 28, 2020. Mr. McAvoy was President and Chief Executive Officer of Orange & Rockland from January 2013 to December 2013. Mr. McAvoy was Senior Vice President of Central Operations for Con Edison of New York from February 2009 to December 2012. Mr. McAvoy has had 40 years of experience with the Company.

Other Directorships: Mr. McAvoy is the Non-executive Chairman and a Trustee of Con Edison of New York. Mr. McAvoy is also a Trustee of the Intrepid Sea, Air & Space Museum and of Manhattan College. Mr. McAvoy previously served as a Director or Trustee of the American Gas Association, the Edison Electric Institute, the Mayor's Fund to Advance New York City, the Partnership for New York City, and the Electric Power Research Institute. Mr. McAvoy also served as Chairman of Orange & Rockland and as a Director of the Business Council of New York State, Inc. and the New York State Energy Research and Development Authority. Mr. McAvoy was also a member of the Electric Subsector Coordinating Council and Chairman of the Members Executive Committee for the Electricity Information Sharing and Analysis Center.

Attributes and Skills: Mr. McAvoy has leadership, engineering, financial, and operations experience, as well as knowledge of the utility industry and the Company's business. Mr. McAvoy's experience from his leadership positions at the Company, and his service on other boards, supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities, and the Company's relationships with stakeholders.

Career Highlights: Dr. McBride became President of The New School in April 2020. Prior to joining The New School, Dr. McBride served as Provost and Executive Vice President for Academic Affairs at Emory University, Dean and Associate Provost for Graduate Education at Northwestern University, Dean of Liberal Arts & Sciences at the University of Illinois at Chicago, Chair of the Department of African American Studies at Northwestern University, and Head of the Department of African American Studies at the University of Illinois at Chicago—academic leadership roles that all together span more than two decades. Dr. McBride has also held faculty positions at the University of Pittsburgh, the University of Illinois at Chicago, Northwestern University, Emory University, and The New School, where he has taught various courses in English and American literatures, African American studies, gender and sexuality studies, cultural studies, and performance studies. Dr. McBride has published six books, numerous essays, and is the Founding Co-Editor of the *James Baldwin Review*.

Other Directorships: Dr. McBride is a Trustee of Con Edison of New York. Dr. McBride also served as a Trustee of The Cooper Union, a Director of the Association of American Colleges & Universities, a Director of the About Face Theater Company, a Director of the Illinois Humanities Council, and a Director of the Center on Halsted.

Attributes and Skills: Dr. McBride has extensive experience in higher education and leadership experience in universities and other large and complex organizations with diverse stakeholders. Dr. McBride's executive experience from the leadership positions he has held at The New School and Emory University and his service on other boards support the Board in its oversight of the Company's operations and management activities, strategic planning, and relationships with stakeholders.



William J. Mulrow

Director since: 2017

Age: 65

Gender: Male

Race/Ethnicity: White

Board Committees:
- Finance
- Management Development and Compensation
- Safety, Environment, Operations and Sustainability



Armando J. Olivera

Director since: 2014

Age: 71

Gender: Male

Race/Ethnicity: Hispanic/Latino

Board Committees:
- Audit
- Executive (effective immediately following the retirement of Dr. Campbell from the Board)
- Finance
- Safety, Environment, Operations and Sustainability (Chair, effective January 1, 2021)

Career Highlights: Mr. Mulrow is a Senior Advisory Director since May 2017 at The Blackstone Group, the world's largest alternative asset management firm. Previously, he served as Secretary to New York State Governor Andrew Cuomo from January 2015 to April 2017 and was a Senior Managing Director at Blackstone from April 2011 to January 2015. From 2005 to 2011, he was a Director of Citigroup Global Markets Inc. Mr. Mulrow also held various management positions at Paladin Capital Group, Gabelli Asset Management, Inc., Rothschild Inc., and Donaldson, Lufkin & Jenrette Securities Corporation. In addition, Mr. Mulrow served in a number of other government positions, including Chairman of the New York State Housing Finance Agency and State of New York Mortgage Agency.

Other Directorships: Mr. Mulrow is a Trustee of Con Edison of New York, and a Director of JBG Smith Properties since July 2017, and Titan Mining Corporation since 2018. Mr. Mulrow also served as a Director of Arizona Mining, Inc.

Attributes and Skills: Mr. Mulrow has business and leadership experience in both the public and the private sector. He also has financial, accounting and asset management experience from his leadership positions at Blackstone, New York State government, and his service on other boards which supports the Board in its oversight of the Company's financial and strategic planning activities.

Career Highlights: Mr. Olivera is the retired President & Chief Executive Officer of Florida Power & Light Company ("FPL"), one of the largest investor-owned electric utilities in the United States. Mr. Olivera also has served as Chairman of the Boards of two non-profits: Florida Reliability Coordinating Council that focuses on the reliability and adequacy of bulk electricity in Florida, and Southeastern Electric Exchange that focuses on coordinating storm restoration services and enhancing operational and technical resources. After his retirement from FPL in May 2012, Mr. Olivera served as senior advisor at Britton Hill Partners, a private equity firm. In 2017, Mr. Olivera joined Ridge-Lane LP, a venture development firm, where he is currently a venture partner in the sustainability practice.

Other Directorships: Mr. Olivera is a Trustee of Con Edison of New York. Mr. Olivera also serves as a Director of Fluor Corporation and Lennar Corporation. Mr. Olivera served as a Director of AGL Resources, Inc. until July 2016. Mr. Olivera was also a Director of FPL and a Trustee and Vice Chair of Miami Dade College. Mr. Olivera is Trustee Emeritus of Cornell University and member of the Advisory Council at the Cornell Atkinson Center for Sustainability.

Attributes and Skills: Mr. Olivera has leadership, engineering, and operations experience, as well as knowledge of the utility industry. Mr. Olivera's experience from his leadership positions at FPL, and his service on other boards, supports the Board in its oversight of the Company's management, financial, operations, and strategic planning activities. Mr. Olivera's experiences as a consultant on sustainability supports the Board in its oversight of sustainability matters.



Michael W. Ranger

Director since: 2008

Age: 63

Gender: Male

Race/Ethnicity: White

Board Committees:
- Audit
- Corporate Governance and Nominating (Chair and Lead Director)
- Executive
- Finance
- Management Development and Compensation



Linda S. Sanford

Director since: 2015

Age: 68

Gender: Female

Race/Ethnicity: White

Board Committees:
- Audit
- Corporate Governance and Nominating
- Finance

Career Highlights: Mr. Ranger has been President and Chief Executive Officer of Covanta Holding Corporation since October 29, 2020. Mr. Ranger has also been Senior Managing Director of Diamond Castle Holdings LLC, New York, NY, a private equity investment firm, since 2004. Mr. Ranger was an investment banker in the energy and power sector for twenty years, including at Credit Suisse First Boston, Donaldson, Lufkin and Jenrette, DLJ Global Energy Partners, and Drexel Burnham Lambert. Mr. Ranger was also a member of the Utility Banking Group at Bankers Trust.

Other Directorships: Mr. Ranger is a Trustee of Con Edison of New York and a Director of Covanta Holding Corporation. Mr. Ranger is also Chairman of the Board of Trustees and a Trustee of St. Lawrence University. Mr. Ranger also served as a Trustee of Morristown-Beard School through 2017 and Director of Bonten Media Group Inc. through 2017, Professional Directional Enterprises, Inc. through 2018, and KDC Solar LLC through 2019.

Attributes and Skills: Mr. Ranger has leadership experience at a private equity firm he co-founded and at various investment banking companies. Mr. Ranger has extensive investment and investment banking experience in the energy, utility, and power sector. Mr. Ranger's experience from his investment activities in the energy and power sector and his service on other boards supports the Board in its oversight of the Company's corporate governance and financial and strategic planning activities.

Career Highlights: Ms. Sanford was Senior Vice President Enterprise Transformation, International Business Machines Corporation (IBM), a multinational technology and consulting corporation, from January 2003 to December 2014. Ms. Sanford joined IBM in 1975. Ms. Sanford was also a consultant to The Carlyle Group serving as an Operating Executive from 2015 to July 2018.

Other Directorships: Ms. Sanford is a Trustee of Con Edison of New York, and a Director of Pitney Bowes Inc., RELX PLC (formerly Reed Elsevier PLC) and The Interpublic Group of Companies, Inc. Ms. Sanford also served as a Director of ITT Corporation. Ms. Sanford is also a Trustee of New York Hall of Science. Ms. Sanford also serves as a Trustee Emeriti of St. John's University and Rensselaer Polytechnic Institute. Ms. Sanford also served as a Director or Trustee of the Partnership for New York City through January 2015, the State University of New York through May 2015, the Business Council of New York State through May 2015, and the ION Group through January 2021.

Attributes and Skills: Ms. Sanford has leadership experience at an international technology company, including experience with information technology, cybersecurity, manufacturing, customer relations, and corporate planning and transformation. Ms. Sanford's experience from her leadership positions at IBM and her service on other boards supports the Board in its oversight of technology, relationship with stakeholders, and financial and strategic planning activities.



Deirdre Stanley

Director since: 2017

Age: 56

Gender: Female

Race/Ethnicity: Black/African American

Board Committees:
- Corporate Governance and Nominating
- Management Development and Compensation (Chair, effective immediately following the retirement of Dr. Campbell from the Board)
- Safety, Environment, Operations and Sustainability (through December 31, 2020)



L. Frederick Sutherland

Director since: 2006

Age: 69

Gender: Male

Race/Ethnicity: White

Board Committees:
- Audit
- Finance (Chair)
- Management Development and Compensation

Career Highlights: Ms. Stanley has been Executive Vice President and General Counsel to The Estée Lauder Companies, Inc., one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance, and hair care products, since October 28, 2019. Ms. Stanley was Executive Vice President and General Counsel to Thomson Reuters from 2008 until October 9, 2019 where she also served as Corporate Secretary to the Board of Directors. Ms. Stanley was Senior Vice President and General Counsel to The Thomson Corporation from 2002 to 2008, when it combined with Reuters PLC to form Thomson Reuters. Prior to 2002, Ms. Stanley held various legal and senior executive positions at InterActive Corporation (previously USA Networks, Inc.) and GTE Corporation (a predecessor company to Verizon). She was also an attorney with the law firm of Cravath, Swaine & Moore.

Other Directorships: Ms. Stanley is a Trustee of Con Edison of New York. Ms. Stanley is also a Trustee of the Hospital for Special Surgery and a Trustee of The Dalton School. Ms. Stanley also served as a Director of Refinitiv from October 2018 through October 2019.

Attributes and Skills: Ms. Stanley has leadership, legal and operations experience at an international news and information company and a global consumer products company, including experience with mergers and acquisitions, corporate governance, and risk management. Ms. Stanley's experience from her leadership positions at The Estée Lauder Companies and Thomson Reuters Corporation, her legal experience and service on other boards support the Board in its oversight of the Company's operations, risk management, strategic planning, and relationships with stakeholders.

Career Highlights: Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of food services, facilities management, and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY.

Other Directorships: Mr. Sutherland is a Trustee of Con Edison of New York and a Director of Colliers International Group Inc. and Sterling Talent Solutions. Mr. Sutherland is also a Director of WHYY, Philadelphia's public broadcast affiliate, Board President of Episcopal Community Services, a Philadelphia-based anti-poverty agency, and a Trustee of Duke University, the National Constitution Center, and Peoples Light, a non-profit theater.

Attributes and Skills: Mr. Sutherland has leadership experience at an international managed services company, including experience with financial reporting, internal auditing, mergers and acquisitions, financing, risk management, corporate compliance, and corporate planning. Mr. Sutherland also has corporate banking experience. Mr. Sutherland's experience from his leadership positions at Aramark Corporation and Chase Manhattan Bank supports the Board in its oversight of the Company's financial reporting, auditing, and strategic planning activities.

conEdison, inc.

THE BOARD OF DIRECTORS

Meetings and Board Members' Attendance

During 2020, the Board consisted of the following members: George Campbell, Jr., Timothy P. Cawley (effective December 29, 2020), Ellen V. Futter, John F. Killian, John McAvoy, William J. Mulrow, Armando J. Olivera, Michael W. Ranger, Linda S. Sanford, Deirdre Stanley, and L. Frederick Sutherland. The Board of Directors held 9 meetings in 2020. At its meetings, the Board considers a wide variety of matters involving such things as the Company's strategic planning, its financial condition and results of operations, its capital and operating budgets, personnel matters, human capital management, diversity, equity, and inclusion, sustainability, succession planning, risk management, industry issues, accounting practices and disclosure, and corporate governance practices.

In accordance with the Company's Corporate Governance Guidelines, the Chair of the Corporate Governance and Nominating Committee, Mr. Ranger, serves as independent Lead Director and, as such, chairs the executive sessions of the non-management Directors and the independent Directors. The Board routinely holds executive sessions at which only non-management Directors are present, and the independent Directors meet in executive session at least once a year. The Company's independent Directors met 2 times in executive session and the non-management Directors met 8 times in executive session during 2020.

During 2020, each member of the Board attended more than 75% of the combined meetings of the Board of Directors and the Board Committees on which he or she served during the period that he or she served. Directors are expected to attend the Annual Meeting. All of the Directors who then served on the Board attended the 2020 annual meeting of stockholders, which was held remotely due to the impact of COVID-19.

Corporate Governance

The Company's corporate governance documents, including its Corporate Governance Guidelines, the charters of the Audit, Corporate Governance and Nominating, and Management Development and Compensation Committees, and the Standards of Business Conduct, are available on the Company's website at *www.conedison.com/shareholders.* The Standards of Business Conduct apply to all Directors, officers, and employees. The Company intends to post on its website at *www.conedison.com/shareholders* amendments to its Standards of Business Conduct and a description of any waiver from a provision of the Standards of Business Conduct granted by the Board to any Director or executive officer of the Company within four business days after such amendment or waiver. To date, there have been no such waivers.

Leadership Structure

The Board consists of a substantial majority of independent Directors. (See "*The Board of Directors—Board Members' Independence*" on page 20.) As discussed in the Corporate Governance Guidelines, the Board selects the Company's chief executive officer and chairman of the Board in the manner that it determines to be in the best interest of the Company's stockholders. Historically, the roles of the Company's Chief Executive Officer and Chairman have been combined. To promote an effective and orderly Chief Executive Officer transition, the Board determined that Mr. McAvoy should continue to serve as Chairman of the Board after his retirement as Chief Executive Officer of the Company on December 28, 2020. Mr. McAvoy has been nominated to the Board for election at the Company's Annual Meeting. The Board made this determination based on a variety of factors, including Mr. McAvoy's long-standing knowledge of the Company and the utility industry, and his extensive engineering, financial, and operations experience. In addition, effective December 29, 2020, Mr. McAvoy no longer serves as Chief Executive Officer of Con Edison of New York, although he serves as its Non-executive Chairman of the Board, and no longer serves as the Chairman of the Board of Orange & Rockland. As Non-executive Chairman, Mr. McAvoy presides at meetings of the Company's Board, facilitates communication between the Company's Board and the Company's management, assists the Chief Executive Officer in formulating long-term strategy, coordinates with the Lead Director on agendas and schedules for Board meetings, information flow to the Board, and other matters pertinent to the Company and the Board, and is available for consultation and communication with major stockholders as appropriate.

Mr. Cawley was promoted to the position of the President and Chief Executive Officer of the Company (and Chief Executive Officer of Con Edison of New York) effective December 29, 2020, upon Mr. McAvoy's retirement, and was appointed to the

Company's Board (and the Board of Con Edison of New York), also effective December 29, 2020. In addition, Mr. Cawley was appointed Chairman of the Board of Orange & Rockland, effective December 29, 2020. Mr. Cawley has been nominated to the Board of the Company for election at the Company's Annual Meeting. As President and Chief Executive Officer, Mr. Cawley has day-to-day management responsibility for the Company and he reports to the Company's Board.

The Board will also continue to have an independent Lead Director who is the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance Guidelines provide that the Lead Director: (i) acts as a liaison between the independent Directors and the Company's management; (ii) chairs the executive sessions of non-management and independent Directors and has the authority to call additional executive sessions as appropriate; (iii) chairs Board meetings in the Chairman's absence; (iv) coordinates with the Chairman on agendas and schedules for Board meetings, information flow to the Board, and other matters pertinent to the Company and the Board; (v) is available for consultation and communication with major stockholders as appropriate; and (vi) performs such other duties assigned to the Lead Director by the Board.

Pursuant to the Company's Corporate Governance Guidelines, the Board has oversight responsibility for reviewing the Company's strategic plans, objectives, and risks, including sustainability, environmental, social, and governance matters. Each of the standing committees of the Board, other than the Executive Committee, is chaired by non-management Directors. (See "*The Board of Directors—Standing Committees of the Board*" on pages 21 through 25).

Risk Oversight

The Board's primary function is one of oversight. In connection with its oversight function, the Board oversees the Company's policies and procedures for managing risk. The Board administers its risk oversight function primarily through its Committees that report to the Board. Board Committees have assumed oversight of various risks that have been identified through the Company's enterprise risk management program. The Audit Committee reviews the Company's risk assessment and risk management policies and reports to the Board on the Company's risk management program. Management regularly provides reports to the Board and its Committees concerning risks identified through the Company's enterprise risk management program. Those risks have been assessed by the Company as important to it, and are reported to the Board on a regular cadence. Among those risks, cybersecurity has been identified as a key enterprise risk for the Company. An annual presentation on cybersecurity risks is provided to the Board and the Audit Committee reviews more in-depth cybersecurity matters on a semi-annual basis. In addition, the Board receives regular updates as to cybersecurity risks from management. A description of the various risks facing the Company can be found under "Risk Factors," in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Corporate Sustainability

The Company is firmly committed to sustainability, which is broadly overseen by the Board. The Board reviews and discusses various sustainability topics throughout the year and routinely considers environmental issues (including climate change) and assesses how they impact the Company's operations, strategies and risk profile. In 2020, the Board received reports or presentations on several sustainability and climate change-related topics, including advancing the Company's clean energy future, diversity, equity, and inclusion and supply chain diversity and sustainability. In addition, a presentation regarding the Company's immediate response and long-term plans to address racism, bias, and inequity following the killing of George Floyd and the Black Lives Matter protests was provided to the Board during 2020. In 2020, the Board's strategy meeting focused on ESG topics. The Board received a presentation on the role of ESG considerations in the investment process from a large institutional investor in the Company, as well as a presentation that addressed ESG matters and the Company's strategy with respect thereto, including its commitments to a clean energy future, pursuing a zero-harm culture, and maintaining a diverse and engaged workforce. During its strategy session, the Board also received: (i) an update on the utilities' strategy that covered New York and New Jersey's clean energy goals and the Company's plans for achieving these, (ii) a strategy update for its Clean Energy Businesses subsidiary, that addressed, among other ESG topics, the evolving renewables market and the Clean Energy Businesses' role therein, and (iii) a strategy update for its Con Edison Transmission subsidiary that focused on its steps to contribute to the Company's decarbonization plan. In addition, the Board has delegated to the appropriate committees responsibility for the specific sustainability categories relating to the oversight of risks with which such committees are charged. The Safety, Environment, Operations and Sustainability Committee oversees sustainability matters relating to safety and the environment (including climate change) and reviews the Company's Annual Sustainability Report prior to its publication. In discharging its responsibilities, the

Safety, Environment, Operations and Sustainability Committee reviews, at each of its meetings, certain key performance indicators relating to climate risk, including energy efficiency and environmental beneficial electrification. In 2020, the Safety, Environment, Operations and Sustainability Committee also reviewed and discussed an update on transportation electrification, the impact of new technology on preventing high hazard injuries and an ESG update and Sustainability Report review. The Corporate Governance and Nominating Committee is charged with sustainability matters relating to governance and in 2020 reviewed and discussed general governance matters. The Management, Development, and Compensation Committee's responsibilities include oversight of sustainability matters relating to human capital management and in 2020 reviewed and discussed compensation governance during COVID-19 and proposed diversity, equity, and inclusion metrics for executive compensation purposes. The Management, Development, and Compensation Committee annually reviews performance results as well as proposed performance indicators for the following year. Committees not specifically tasked with oversight of sustainability also periodically review matters related to sustainability.

Diversity, Equity, and Inclusion

The Company strives to be a workplace where the diversity of its employees creates a stronger, higher performing organization. The Company's diversity, equity, and inclusion strategy sets out priorities that demonstrate the value it places on differences across all demographic dimensions. The diversity, equity, and inclusion strategy drives its corporate culture through four key areas of focus: (i) advancing diversity, equity, and inclusion through learning, (ii) fostering a diverse, equitable, and inclusive environment, (iii) connecting diversity, equity, and inclusion throughout the Company, and (iv) communicating and engaging with employees.

On December 31, 2020, the Company and its subsidiaries had 14,071 employees, based entirely in the United States, including 12,477 at Con Edison of New York, 1,118 at Orange & Rockland, 468 at the Clean Energy Businesses, and 8 at Con Edison Transmission. The gender, racial, and ethnic composition of the workforce as compared to upper management and officers as of the end of 2020 are set forth in the bar charts below.

Workforce Gender Composition


Upper Management & Officers
68%
32%
Total Employees
78%
22%
Male
Female

Workforce Racial Composition


Upper Management & Officers
73%
10%
8%
8%
1%
Total Employees
51%
21%
18%
9%
Two or More Races (0.5%)
Amer. Indian/ Alaska Native (0.3%)
Hawaiian / Other Pacific Islander (0.2%)
White
Black/African American
Hispanic /Latino
Asian
Two or More Races
American Indian / Alaska Native
Hawaiian / Other Pacific Islander

Human Capital

The Company is committed to attracting, developing, and retaining a talented and diverse workforce. It values and supports a wide range of employee needs and interests. The Company's skilled and experienced workforce enables it to maintain best-in-class reliability and progress towards achieving a clean energy future. Human capital measures focus on employee safety, hiring the right talent, employee development and retention, diversity, equity, and inclusion, emergency response, and providing essential services to customers while protecting employees during the COVID-19 pandemic.

As a result of the COVID-19 pandemic, 60% of the total workforce was working remotely as of December 31, 2020. The viability of a mobile workforce was made possible by digital software and smart device capabilities that helped employees collaborate with each other and remain productive while complying with health requirements. Even as the Company continues to respond to the pandemic, the entire Con Edison of New York and Orange & Rockland workforce is available in the event of an emergency that requires on-site presence. During 2020, the Company and its subsidiaries managed their operations and resources while avoiding lay-offs and furloughs and continued to recruit, interview, and hire internal and external applicants to fill critical positions. The Company and its subsidiaries support employee health through mandatory pre-entry symptom surveys for employees arriving at all company locations, regular cleaning and disinfecting of all work and common areas, promoting social distancing, requiring face coverings, and directing employees to work remotely whenever possible.

Despite the uncertainty and upheaval as a result of COVID-19, the Company's employees continued to give their time and resources to support those in need. The Company launched virtual volunteer opportunities throughout the year, and once it was safe to gather in person with the appropriate safety measures and in keeping with applicable public health guidelines, the Company adapted small, outdoor events to serve the needs of its employees and communities. In 2020, 163 Company employees collectively volunteered 1,256 hours at various community service events and programs throughout the Company's service territory. The virtual events included mentoring and tutoring, mock interviewing and judging at constitutional debate programs. When employees were safely able to volunteer outdoors, they cleaned up parks and planted tulips.

Proxy Access

The Company has implemented a proxy access framework that allows a stockholder or a group of up to 20 stockholders who have owned at least 3% of the outstanding shares of the Company for at least three years to submit nominees for up to 20% of the Board, or two nominees, whichever is greater, for inclusion in the Company's Proxy Statement and form of proxy, subject to complying with the requirements identified in the Company's By-laws.

Related Person Transactions and Policy

The Company has adopted a written policy for approval of transactions between the Company and its Directors, Director nominees, executive officers, greater-than-five-percent (5%) beneficial owners of the Company's Common Stock, and their respective immediate family members, where the amount involved in the transaction since the beginning of the Company's last completed fiscal year exceeds or is expected to exceed $120,000 per year.

The policy provides that the Corporate Governance and Nominating Committee review certain transactions subject to the policy and determine whether or not to approve or ratify those transactions. In doing so, the Corporate Governance and Nominating Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, whether the transaction would impair the independence of an otherwise independent director and the business reason for the company to enter into the transaction. Transactions are brought to the attention of the Corporate Governance and Nominating Committee by the Company. Annually and as needed, the Company distributes questionnaires to executive officers, directors and director nominees. The Company reviews the disclosures made by these individuals to identify all transactions requiring the approval. In addition, the Company distributes previously submitted disclosures to executive officers quarterly for review and requests that any and all updates be provided so that responses can be reviewed. All new transactions requiring approval following the quarterly review are identified and brought to the Corporate Governance and Nominating Committee's attention. In addition, the Board has delegated authority to the Chair of the Corporate Governance and Nominating Committee to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $1.0 million per year. The Corporate Governance and Nominating Committee ratified and approved the 2020 compensation of David Sanchez and John DeLaBastide on November 19, 2020 and Jennifer Ketschke on February 18, 2021, each as disclosed below. A summary of any new transactions pre-approved or ratified by the Chair is provided to the full Corporate Governance and Nominating Committee for its review in connection with a regularly scheduled committee meeting.

The Corporate Governance and Nominating Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

(i)   transactions with other companies at which a related person's only relationship is as an employee (other than an executive officer), if the amount involved is less than $1.0 million, or two percent (2%) of such other company's consolidated gross annual revenues, whichever is greater; and

(ii)   contributions to non-profit organizations at which a related person's only relationship is as an employee (other than an executive officer) if the aggregate amount involved is less than both $1.0 million and two percent (2%) of the organization's consolidated gross annual revenues.

David Sanchez, the brother of Robert Sanchez, President and Chief Executive Officer of Orange & Rockland, is employed by Con Edison of New York, serving as a project specialist. In 2020, he was paid approximately $135,000. This amount includes salary and short-term incentive payments. Jennifer Ketschke, the spouse of Matthew Ketschke, President of Con

Edison of New York effective January 1, 2021, is employed by Con Edison of New York, serving as a project manager. In 2020, she was paid approximately $213,000. This amount includes salary, and long-term and short-term incentive payments. John DeLaBastide, the brother-in-law of Lore de la Bastide, Senior Vice President—Utility Shared Services of Con Edison of New York, was employed by Con Edison of New York until March 31, 2021 and served as an assistant controller. In 2020, he was paid approximately $363,000. This amount includes salary, and long-term and short-term incentive payments. Each individual participated in other regular and customary employee benefit programs generally available to all Con Edison of New York employees. In addition, the amount of salary and incentive payments were determined in accordance with the Company's standard compensation practices applicable to similarly-situated employees.

Board Members' Independence

The Company's Corporate Governance Guidelines provide that the Board of Directors consist of a substantial majority of Directors who meet the New York Stock Exchange definition of independence, as determined by the Board in accordance with the standards described in the Guidelines below. The Board of Directors has affirmatively determined that the following Directors are "independent" as defined in the New York Stock Exchange's listing standards: George Campbell, Jr. (until his retirement), John F. Killian, Karol V. Mason, Dwight A. McBride, William J. Mulrow, Armando J. Olivera, Michael W. Ranger, Linda S. Sanford, Deirdre Stanley, and L. Frederick Sutherland.

The Board monitors the independence of its members on an ongoing basis and, to assist it in making determinations of Director independence, the Board has adopted independence standards. These standards are set forth in the Company's Corporate Governance Guidelines, available on the Company's website at *www.conedison.com/shareholders*. Under these standards, the Board has determined that each of the following relationships is categorically immaterial and therefore, by itself, does not preclude a Director from being independent:

(i) (a) the Director has an immediate family member who is a current employee of the Company's internal or external auditor, but the immediate family member does not personally work on the Company's audit; or (b) the Director or an immediate family member was, within the last three years, a partner or employee of such a firm but no longer works at the firm and did not personally work on the Company's audit within that time;

(ii) the Director or an immediate family member is, or has been within the last three years, employed at another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee, but the Director or the Director's immediate family member is not an executive officer of the other company and his or her compensation is not determined or reviewed by that company's compensation committee;

(iii) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in any of the last three fiscal years, but the total payments in each year were less than $1.0 million, or two percent (2%) of such other company's consolidated gross revenues, whichever is greater;

(iv) the Director is a partner or the owner of five percent (5%) or more of the voting stock of another company that has made payments to, or received payments from, the Company for property or services in any of the last three fiscal years, but the total payments in each year were less than $1.0 million, or two percent (2%) of such other company's consolidated gross revenues, whichever is greater;

(v) the Director is a partner, the owner of five percent (5%) or more of the voting stock or an executive officer of another company which is indebted to the Company, or to which the Company is indebted, but the total amount of the indebtedness in each of the last three fiscal years was less than $1.0 million, or two percent (2%) of such other company's consolidated gross revenues, whichever is greater; and

(vi) the Director or an immediate family member is a director or an executive officer of a non-profit organization to which the Company has made contributions in any of the last three fiscal years, but the Company's total contributions to the organization in each year were less than $1.0 million, or two percent (2%) of such organization's consolidated gross revenues, whichever is greater.

Standing Committees of the Board

Audit Committee	**Role & Responsibilities**
Members **John F. Killian (Chair)** Armando J. Olivera Michael W. Ranger Linda S. Sanford L. Frederick Sutherland **Independent Directors:** 5 **Meetings Held in 2020:** 6	The primary responsibility of the Audit Committee is to assist the Board in fulfilling its oversight responsibility for: ▪ The integrity of the Company's financial statements; ▪ The Company's compliance with legal, regulatory, and ethical requirements; ▪ The qualifications, independence, and performance of the Company's independent auditors; and ▪ The performance of the Company's internal audit function. The Audit Committee's responsibilities also include: ▪ The appointment, compensation, retention, oversight, and termination of the work of the Company's independent auditors; ▪ Pre-approving all auditing services and non-audit services permitted by law to be provided to the Company by its independent auditors; ▪ Evaluating, at least once every five years, whether it is appropriate to rotate the Company's independent auditors; ▪ Meeting with the Company's management, including the General Counsel, Con Edison of New York's General Auditor, and the Company's independent auditors, several times a year to discuss internal controls and accounting matters, the Company's financial statements, filings with the SEC, earnings press releases and the scope and results of the auditing programs of the Company's independent auditors and of Con Edison of New York's internal auditing department; ▪ Overseeing the Company's risk assessment, risk management processes and the management of such risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties, and responsibilities of the Audit Committee; and ▪ Reviewing, at least semi-annually, cybersecurity matters. **Financial Expertise** The Board of Directors of the Company has determined that each member of the Audit Committee is financially literate and that John F. Killian, Armando J. Olivera, Michael W. Ranger, and L. Frederick Sutherland are each an "audit committee financial expert" as the term is defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934. **Independence** The Board has affirmatively determined that each member of the Audit Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, each member of the Audit Committee is "independent" as defined in Rule 10A-3 of the Securities Exchange Act of 1934. **Appointment of Independent Accountants** The Audit Committee is directly responsible for the appointment of the Company's independent accountants, subject to stockholder ratification at the Annual Meeting. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's independent accountants for the fiscal year 2021. If the appointment of PwC is not ratified, the Audit Committee will take this into consideration in the future selection of independent accountants.

Corporate Governance and Nominating Committee **Members** **Michael W. Ranger (Chair & Lead Director)** George Campbell, Jr. (until retirement) John F. Killian Karol V. Mason (effective January 1, 2021) Linda S. Sanford Deirdre Stanley **Independent Directors:** 6 until Dr. Campbell's retirement; 5 following his retirement **Meetings Held in 2020:** 5	**Role & Responsibilities** The responsibilities of the Corporate Governance and Nominating Committee include: - Annually reviewing the Company's Corporate Governance Guidelines adopted by the Board that address the size, composition and responsibilities of the Board and making recommendations, if appropriate, for revisions or additions thereto; - Annually reviewing the Board Committee charters and proposed changes thereto; - Establishing and recommending to the Board criteria for selecting new Directors, which will, among other things, reflect factors relating to the diversity of the Board (including gender, ethnicity, race and national origin); - Reviewing the qualifications of possible Director candidates against the criteria developed, including candidates duly suggested by stockholders; - Recommending to the Board candidates to fill vacancies on the Board; - Recommending to the Board candidates for election or re-election to the Board; - Recommending to the Board whether to accept any Director resignations; - Recommending to the Board candidates and chairs for appointment to the Board's committees; - Recommending to the Board standards to assist it in making determinations of independence in accordance with the New York Stock Exchange listing standards; - Overseeing related person transactions and the related policies; - Bi-annually reviewing Board and Committee compensation and recommending changes, if appropriate, to the Board; - Overseeing the evaluation of the Board and management, including the establishment of criteria and processes for the annual performance self-evaluation of the Board and each committee of the Board; - Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties, and responsibilities of the Corporate Governance and Nominating Committee; and - Reviewing and making recommendations to the Board on any stockholder proposals and other practices relative to stockholder engagement and corporate governance matters. **Independence** The Board has affirmatively determined that each member of the Corporate Governance and Nominating Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, each member of the Corporate Governance and Nominating Committee meets the additional, heightened independence criteria required by law and the New York Stock Exchange's listing standards.

Executive Committee	**Role & Responsibilities**
Members	The Executive Committee may exercise, during intervals between Board meetings, all the powers vested in the Board, except for certain specified matters.
John McAvoy (Chair)	**Independence**
George Campbell, Jr. (until retirement)	The Board has affirmatively determined that the following members of the Executive Committee meet the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines: George Campbell, Jr. (until his retirement), John F. Killian, Armando J. Olivera (effective immediately following the retirement of Dr. Campbell from the Board), and Michael W. Ranger.
Ellen V. Futter	
John F. Killian	
Armando J. Olivera (effective immediately following the retirement of Dr. Campbell from the Board)	
Michael W. Ranger	
Independent Directors: 3 until Dr. Campbell's retirement; 3 following his retirement and Mr. Olivera's appointment	
Meetings Held in 2020: 0	

Finance Committee	**Role & Responsibilities**
Members	The primary responsibility of the Finance Committee is to review and make recommendations to the Board with respect to the Company's financial condition and plans.
L. Frederick Sutherland (Chair)	The Finance Committee's responsibilities also include:
William J. Mulrow	- Reviewing the annual operating and capital budgets of the Company;
Armando J. Olivera	- Reviewing and approving certain expenditures;
Michael W. Ranger	- Reviewing the Company's five-year forecast;
Linda S. Sanford	- Reviewing periodic financial reports to be submitted to the Board;
	- Reviewing dividend policy and actions;
Independent Directors: 5	- Annually reviewing the Company's arrangements for credit;
	- Annually reviewing the Company's and its subsidiaries' plans for issuances of securities and other proposed financings;
Meetings Held in 2020: 7	- Consistent with Board authorization of such transaction, approving the specific terms of each Company security issue, financing, redemption or repurchase of securities;
	- Reviewing the Company's and its subsidiaries' investment policies for cash investments;
	- Overseeing the Company's strategic business plan;
	- Reviewing certain procurement contracts and purchases and sales of assets;
	- Reviewing certain real estate transactions and litigation settlements; and
	- Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties and responsibilities of the Finance Committee.
	Independence
	The Board has affirmatively determined that each member of the Finance Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines.

Management Development and Compensation Committee	**Role & Responsibilities**
Members **George Campbell, Jr. (Chair, until retirement)** John F. Killian Dwight A. McBride William J. Mulrow Michael W. Ranger Deirdre Stanley (Chair, effective immediately following the retirement of Dr. Campbell from the Board) L. Frederick Sutherland **Independent Directors:** 7 until Dr. Campbell's retirement; 6 following his retirement **Meetings Held in 2020:** 6 (with Mercer attending 3 meetings)	The responsibilities of the Management Development and Compensation Committee (the "Compensation Committee") include: ▪ Reviewing and approving, at least annually, the Company's goals and objectives relevant to the compensation of the Company's Named Executive Officers, including the Chief Executive Officer; ▪ Leading the performance evaluation and setting the compensation level of the Company's Chief Executive Officer and other executives; ▪ Reviewing and making recommendations to the Board relating to officer and senior management appointments; ▪ Reviewing and making recommendations to the Board regarding the Company's annual incentive plan and equity plans; ▪ Reviewing the recommendations of management with respect to new plans, plan amendments and plan terminations; ▪ Reviewing the Company's Compensation Discussion and Analysis ("CD&A"), related disclosures that are required, by SEC rules, to be included in the Company's annual report and proxy statement and other disclosures that may be necessary or desirable; ▪ Recommending whether the Company's CD&A should be included in the Company's annual report and proxy statement; ▪ Providing the compensation committee report the SEC rules require to be included in the Company's annual report and proxy statement; ▪ Assessing the independence of compensation consultants; ▪ Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties and responsibilities of the Management Development and Compensation Committee; ▪ Reviewing and making recommendations as necessary to provide for orderly succession and transition in the senior management of the Company, including leadership training; ▪ Receiving reports and reviewing the Company's human capital management systems and policies; ▪ Making recommendations to help maintain equal employment opportunity, a diverse and inclusive workforce, adequate executive management and compensation, and orderly management succession; ▪ Overseeing the Company's policies and strategies relating to talent development and human capital management, including diversity and inclusion; ▪ Reviewing reports of plan officials and the Company's General Auditor and General Counsel as to the plan's compliance with ERISA; and ▪ Reviewing the audited financial statements of the plans and reports of management and plan officials with respect to the administration and performance of the pension and other benefit funds. **Independence** The Board has affirmatively determined that each member of the Management Development and Compensation Committee meets the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines. In addition, each of the members of the Compensation Committee is "independent," as defined in the New York Stock Exchange's listing standards under Rule 10C-1 of the Securities Exchange Act of 1934, and meets the "outside director" criteria of Section 162(m) of the Internal Revenue Code and the "Non-Employee" Director criteria of Rule 16b-3 under the Securities Exchange Act of 1934.

Safety, Environment, Operations and Sustainability Committee **Members** **Armando J. Olivera (Chair, effective January 1, 2021)** George Campbell, Jr. (until retirement) Ellen V. Futter (Co-Chair through December 31, 2020) Karol V. Mason (effective January 1, 2021) Dwight A. McBride (effective January 1, 2021) William J. Mulrow Deirdre Stanley (through December 31, 2020) **Independent Directors:** 6 until Dr. Campbell's retirement; 5 following his retirement **Meetings Held In 2020:** 5	**Role & Responsibilities** The primary responsibility of the Safety, Environment, Operations and Sustainability Committee is to oversee the Company's efforts relating to corporate responsibility and sustainability, which includes operating in a safe, environmentally sensitive and socially responsible manner, guarding the health and safety of Company employees and the public, supporting the development and success of Company employees, delivering value to customers and fostering growth to meet the expectations of investors. The Safety, Environment, Operations and Sustainability Committee's responsibilities also include: - Reviewing significant issues identified by the Company relating to: (i) the Company's subsidiaries' environment, health and safety programs, (ii) the Company's subsidiaries' compliance with environment, health and safety laws and regulations, (iii) the Company's corporate environment, health and safety policies and procedures, and (iv) the Company's subsidiaries' operating systems; - Providing advice and counsel to the Company's management on: (i) corporate environment, health and safety policies and matters, and (ii) other sustainability matters; - Providing oversight to the Company's management on the design, operation, maintenance and performance of the Company's operating systems and reviewing significant issues identified by the Company relating to the reliable operation of the Company's operating systems; - Reviewing significant developments and emerging issues and risks identified by the Company relating to the Company's sustainability priorities; - Annually reviewing the Company's Annual Sustainability Report; and - Overseeing the Company's management of risks that have been identified through the Company's enterprise risk management program, relating to the purpose, duties and responsibilities of the Safety, Environment, Operations and Sustainability Committee. **Independence** The Board has affirmatively determined that the following members of the Safety, Environment, Operations and Sustainability Committee meet the independence requirements of the New York Stock Exchange and the Company's Corporate Governance Guidelines: Armando J. Olivera, George Campbell, Jr. (until his retirement), Karol V. Mason (effective January 1, 2021), Dwight A. McBride (effective January 1, 2021), William J. Mulrow, and Deirdre Stanley (through December 31, 2020).

Selection of Director Candidates

The Corporate Governance and Nominating Committee reviews the skills and characteristics of Director candidates, including their independence, integrity, judgment, areas of business expertise, availability for service, and diversity (including, but not limited to, gender, race, ethnicity, and nationality) and such other factors as it deems appropriate. The Company values diversity and respect within the Board, and affirms its policy of non-discrimination based on race, color, religion, creed, national origin, sex, age, marital status, sexual orientation, pregnancy, genetic information, gender identity, disability, citizenship, veteran status, or other legally protected characteristics. Director candidates are also evaluated in light of their service on other boards, as well as considerations relating to the size, structure, and needs of the Board.

The Corporate Governance and Nominating Committee has the authority under its charter to hire advisors to assist it in its decisions. The Corporate Governance and Nominating Committee identifies director candidates through a variety of means, including: (i) professional search firms, (ii) recommendations from members of the Board, (iii) suggestions from senior management, and (iv) submissions by the Company's stockholders.

When using a professional search firm, the Corporate Governance and Nominating Committee directs the firm to include in each director search qualified candidates who reflect diverse backgrounds, including diversity of gender, race, ethnicity, and nationality. The firm assists in developing criteria for potential Board members to complement the Board's existing strengths. Based on such criteria, the firm is directed to provide for review and consideration a diverse slate of candidates, including candidates diverse with respect to gender, nationality, race, and ethnicity. After consulting with the Corporate Governance and Nominating Committee, the firm further screens and interviews candidates as directed to determine their qualifications, interest and any potential conflicts of interest and provides its results to the Committee. In keeping with this established process, the Corporate Governance and Nominating Committee directed a professional search firm to provide it with a diverse slate of candidates, which included Karol V. Mason and Dwight A. McBride, who were both appointed to the Board of Directors effective January 1, 2021.

The Corporate Governance and Nominating Committee also considers candidates recommended by stockholders. There are no differences in the manner in which the Corporate Governance and Nominating Committee evaluates candidates recommended by stockholders versus those recommended through other means. The Corporate Governance and Nominating Committee makes an initial determination as to whether a particular candidate meets the Company's criteria for Board membership, and then further considers candidates that do.

Stockholder recommendations for candidates, accompanied by biographical material for evaluation, may be sent to the Vice President and Corporate Secretary of the Company. Each recommendation should include information as to the qualifications of the candidate and should be accompanied by a written statement (presented to the Vice President and Corporate Secretary of the Company) from the suggested candidate to the effect that the candidate is willing to serve.

Employee Succession Planning and Talent Management

The Company has a comprehensive, formal process for identifying, assessing and developing a diverse slate of internal candidates to assume, in the future, senior roles in the organization. Its succession planning and development processes are integrated and focused on learning through experiences, leadership commitment, and targeted executive development. During succession planning and development discussions, the Company seeks to develop high potential women and people of color to ensure a diverse and talented group of enterprise leaders. Development plans are reviewed and updated annually. Succession planning and development processes apply to all upper management positions, including officer positions. The Chief Executive Officer annually reviews his succession plan with the Board.

The gender, racial and ethnic composition of promotions in the workforce as compared to upper management and officers that occurred during 2020 are set forth in the bar charts below.



Promotions Gender Composition

	Male	Female
Upper Management & Officers	67%	33%
Total Employees	80%	20%

Promotions Racial Composition

	White	Black/African American	Hispanic /Latino	Asian	Two or More Races	American Indian / Alaska Native	Hawaiian / Other Pacific Islander
Upper Management & Officers	70%	10%	10%	10%			
Total Employees	53%	20%	18%	7%			

Two or More Races (1%)
Amer. Indian/ Alaska Native (1%)
Hawaiian / Other Pacific Islander (0%)[1]

[1]Hawaiian/Other Pacific Islander is less than 0.50% and therefore is rounded to zero.

The Board is committed to diversity and directs any search firm retained in connection with chief executive officer succession planning to provide a diverse slate of candidates for the Board's consideration. In keeping with this process, the Board retained a search firm from 2019 to 2020, to assist it with identifying a diverse slate of candidates for the chief executive officer position formerly held by John McAvoy. After reviewing the candidates identified by the search firm, the Board determined that, based upon Timothy P. Cawley's extensive experience in the energy industry, his proven leadership abilities, and his understanding of the needs of the Company's customers, employees and stakeholders, he was the best candidate to guide the Company into the future.

Compensation Consultant

Director Compensation Consultant

The Corporate Governance and Nominating Committee has retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to provide information, analyses, and objective advice regarding director compensation. The Corporate Governance and Nominating Committee directs Mercer to: (i) assist it by providing competitive market information on the design of the director compensation program; (ii) advise it on the design of the director compensation program and also provide advice on the administration of the program; and (iii) brief it on director compensation trends among the Company's compensation peer group and broader industry. The Board members, including the chief executive officer, consider the recommendations of the Corporate Governance and Nominating Committee. The decisions may reflect factors and considerations in addition to the information and advice provided by Mercer.

Executive Compensation Consultant

The Compensation Committee has the authority, under its charter, to engage the services of outside advisors, experts, and others to assist it. The Compensation Committee engages Mercer to provide information, analyses, and objective advice regarding our executive compensation program. The Compensation Committee directs Mercer to: (i) assist with the development and assessment of the Company's compensation peer group for the purposes of providing competitive market information for the design of the executive compensation program; (ii) compare the Company's chief executive officer's base salary, annual incentive, and long-term incentive compensation to that of the chief executive officers of the compensation peer group and broader industry; (iii) advise on the level of officers' base salaries, annual incentives, and long-term incentives; (iv) advise on the design of the Company's annual and long-term incentive plans and on the administration of the plans; (v) advise on executive compensation trends among the Company's compensation peer group and broader industry; and (vi) assist with the preparation of the Compensation Discussion and Analysis for this Proxy Statement.

Compensation Consultant Disclosure

Mercer's fees for executive and director compensation consulting to the committees in 2020 were approximately $622,800.

The Compensation Committee considered the independence of Mercer under the rules of the SEC and the listing standards of the New York Stock Exchange. The Compensation Committee concluded that the services provided by the Marsh & McLennan affiliates (other than Mercer) did not raise any conflicts of interest and did not impair Mercer's ability to provide independent advice to the Compensation Committee concerning executive or director compensation matters.

Compensation Consultant Interlocks and Insider Participation

George Campbell, Jr. (Chair, until retirement), John F. Killian, William J. Mulrow, Michael W. Ranger, Deirdre Stanley (Chair, effective immediately following the retirement of Dr. Campbell from the Board), and L. Frederick Sutherland were on the Company's Compensation Committee during 2020. The Company believes that there are no interlocks with the members of the Compensation Committee.

Communications with the Board of Directors

Interested parties may communicate directly with the members of the Company's Board of Directors, including the non-management Directors as a group, by writing to them, care of the Company's Vice President and Corporate Secretary, at the Company's principal executive office at 4 Irving Place, New York, New York 10003. The Vice President and Corporate Secretary will forward communications to the Director or the Directors indicated.

STOCKHOLDER ENGAGEMENT

Overview

Recognizing that regular communication with our stockholders enables the Company to better understand their viewpoints and to obtain feedback regarding issues that are of interest to them, the Company continued to engage virtually with stockholders due to COVID-19. The Company values stockholder input and is committed to taking such input into consideration in making executive compensation and governance decisions.

The chart below represents certain actions that the Company takes before, during and after the annual meeting.

1	2	3	4
Annual Meeting	**Post-Annual Meeting**	**Off-season Engagement and Evaluation of Best Practices**	**Engagement Prior to Annual Meeting**
▪ Stockholders may engage with Board members and senior management ▪ Stockholders may ask questions and voice opinions about the Company, its practices, policies, and operations ▪ Voting results for management and stockholder proposals are determined	▪ Review voting results in light of existing practices, as well as feedback received from stockholders during proxy engagement season and annual meeting ▪ Review corporate governance trends, regulatory developments and the Company's corporate governance documents, policies, and procedures ▪ Determine topics for discussion during off-season stockholder engagement	▪ Engage with stockholders to better understand their viewpoints and inform Board and committee discussions ▪ Explore corporate ESG best practices ▪ Report results of stockholder engagement team activities to Corporate Governance and Nominating Committee and the Board ▪ Evaluate and discuss potential changes to Company executive compensation and governance practices and disclosures	▪ Seek feedback on potential matters for stockholder consideration at the annual meeting ▪ Discuss stockholder proposals with proponents, when appropriate ▪ Publish annual report and proxy statement

Stockholder Engagement Highlights

During 2020, the Company held its inaugural ESG webinar, participated in 22 investor conferences and 12 virtual roadshows targeting the U.S., Europe, Japan, Australia, and Canada, engaging with a broad range of stockholders, including index funds, union and public pension funds, actively-managed funds, and stockholder advisory firms.

During 2020, the Company engaged virtually with stockholders holding in aggregate 43% of shares outstanding and 30% of the Company's debentures.

Key topics of shareholder engagement included Con Edison of New York's Climate Change Vulnerability Study, the Company's corporate strategy, diversity, equity, and inclusion, disclosure practices, corporate governance, executive compensation, political spending and lobbying practices, operations and financial matters (including issues raised by COVID-19), and ESG standardized reporting. In response to stockholder feedback received during 2020, the Company: (i) enhanced disclosures concerning political contributions and lobbying, resulting in an increase in the Company's CPA-Zicklin Index for Corporate Political Disclosure and Accountability score to 94.3 from 90; (ii) added new standardized ESG reporting formats: Task Force on Climate-Related Financial Disclosures ("TCFD"), Sustainability Accounting Standards Board ("SASB"), and the Carbon Disclosure Project ("CDP"); (iii) added a new operating objective performance measure, Diversity and Inclusion Work Plan, to its long term incentive plan for 2021; and (iv) further refined the disclosures in its proxy to, among other things, provide clearer and more accessible information on Board diversity, tenure, skills, and experience. In addition, in 2020, the Company's subsidiary, Con Edison of New York, completed a Climate Change Implementation Plan following the Climate Change Vulnerability Study.

Members of Core Stockholder Engagement Team	Others Included in Stockholder Engagement Efforts
• Chief Financial Officer • Treasurer • Investor Relations	• Finance • Office of the Corporate Secretary • Environment, Health & Safety Department • Corporate Affairs • Strategic Planning

In addition, the Company's Lead Director, the Chief Executive Officer of the Company, the Presidents of each of the Company's subsidiaries, and other senior Company officers participate in meetings with stockholders during the year.

Throughout the year, the Company communicates stockholder feedback to the Board and its committees and the Board considers this feedback in making its decisions.

DIRECTOR COMPENSATION

Overview

The Corporate Governance and Nominating Committee reviews director compensation bi-annually. The Corporate Governance and Nominating Committee reviewed director compensation in 2020. The Corporate Governance and Nominating Committee considers information, analyses, and objective advice regarding director compensation provided by Mercer. Director compensation is assessed relative to the Company's compensation peer group (the same group used to evaluate executive compensation), general industry trends, and the total cost of governance. The Board reviews the recommendations of the Corporate Governance and Nominating Committee when determining whether changes, if any, will be made.

In February 2020, at the request of the Corporate Governance and Nominating Committee, Mercer conducted an in-depth analysis of each element of compensation and the compensation program structure relative to the compensation peer group. Mercer's review found that the amount of the retainer provided to the Chair of the Management Development and Compensation Committee was below the median paid to non-employee directors in the assessment group. Following the recommendation and effective April 1, 2020, the Board approved an increase in the annual retainer for the Chair of the Management Development and Compensation Committee.

In connection with the transition of John McAvoy from Executive Chairman to Non-executive Chairman, in November 2020, the Corporate Governance and Nominating Committee and the Management Development and Compensation Committee requested that Mercer conduct an in-depth analysis of market practices related to board leadership structures and non-executive chairman compensation. Mercer's review found that non-executive chairman compensation is typically calibrated at a premium to general Board member compensation. Based on Mercer's review, the Board approved an annual retainer for the Non-executive Chairman at approximately the median, effective December 29, 2020.

Compensation for individual Directors approximates the median of compensation for Directors in similar positions at the compensation peer group.

Elements of Compensation

In 2020, non-employee Directors were eligible to receive the following:

	Amount ($)
Annual Retainer	115,000
Non-executive Chairman Retainer[1]	160,000
Lead Director Retainer	35,000
Chair of Audit Committee Retainer	30,000
Member of Audit Committee Retainer (excluding the Audit Committee Chair)	15,000
Chair of Corporate Governance and Nominating Committee Retainer	15,000
Chair of Finance Committee Retainer	15,000
Chair of Management Development and Compensation Committee Retainer[2]	20,000
Retainers for each of the Co-Chairs of the Safety, Environment, Operations and Sustainability Committee[3]	7,500
Acting Committee Chair Fee (where the regular Chair is absent)	200
Annual equity award (deferred stock units)	150,000

Footnotes:

(1) Effective December 29, 2020.

(2) Effective April 1, 2020, the annual retainer for the Chair of the Management Development and Compensation Committee was increased from $15,000 to $20,000.

(3) Effective January 1, 2021, a single Chair of the Safety, Environment, Operations and Sustainability Committee was appointed. As a result, Co-Chair retainers of $7,500 were provided until December 31, 2020 and the annual retainer for the single Chair of the Safety, Environment, Operations and Sustainability Committee became $15,000 as of January 1, 2021.

In 2020, the Company reimbursed non-employee Directors for reasonable expenses incurred in attending Board and Committee meetings.

No person who served on both the Company Board and on the Board of its subsidiary, Con Edison of New York, and corresponding Committees, was paid additional compensation for concurrent service. Directors who are employees of the Company or its subsidiaries do not receive retainers or annual equity awards for their service on the Board.

Stock Ownership Guidelines

The Company has stock ownership guidelines for non-employee Directors which provide that, within five years of joining the Board, each Director should own, and continue to hold during his or her tenure on the Board, shares (including stock equivalents and restricted stock units) with a value (measured at the time the shares are acquired) equal to five times the annual retainer (not including committee and/or committee chair fees) paid to such Director during the previous fiscal year. As of December 31, 2020, all Directors have either exceeded their stock ownership guideline requirement or are in the five year grace period and making satisfactory progress towards meeting the requirement.

Long Term Incentive Plan

Non-employee Directors participate in the Company's long term incentive plan. Pursuant to the long term incentive plan, each non-employee Director then serving was allocated an annual equity award of $150,000 of deferred stock units on the first business day following the 2020 Annual Meeting. If a non-employee Director is first appointed to the Board after an annual meeting, his or her first annual equity award will be prorated.

Settlement of the 2020 annual equity awards of stock units was automatically deferred until the Director's termination of service from the Board of Directors. Each non-employee Director may elect to receive some or all of his or her 2020 annual equity awards of stock units on another date or to further defer any other prior annual equity award of stock units, including any related dividend equivalents earned on such prior annual equity awards of stock units.

Each non-employee Director may also elect to defer all or a portion of his or her 2020 retainer(s) into additional deferred stock units, which are deferred until the Director's termination of service.

Dividend equivalents are payable on 2020 deferred stock units in the amount and at the time that dividends are paid on Company Common Stock and are credited in the form of additional deferred stock units which are fully vested as of the date the dividends would have been paid to the Director or, at the Director's option, are paid in cash.

All payments on account of deferred stock units will be made in shares of Company Common Stock. The long term incentive plan provides that cash compensation deferred into stock units, annual equity awards, and dividend equivalents granted to non-employee Directors that are credited in the form of additional deferred stock units, are fully vested, and payable in a single one-time payment of whole shares (rounded to the nearest whole share) within 60 days following separation from Board service, unless the Director has elected to defer distribution to another date.

Stock Purchase Plan

Directors are eligible to participate in the stock purchase plan, which is described in Note N to the financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Director Compensation Table

The following table sets forth the compensation for the members of the Company's Board of Directors for the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Timothy P. Cawley[4]	—	—	—	—
George Campbell, Jr.	133,750	150,000	5,000[3]	288,750
Ellen V. Futter	122,500	150,000	5,000	277,500
John F. Killian	145,000	150,000	—	295,000
John McAvoy[5]	2,260	62,600	5,000	69,760
William J. Mulrow	115,000	150,000	5,000	270,000
Armando J. Olivera	137,500	150,000	5,000	292,500
Michael W. Ranger	180,000	150,000	—	330,000
Linda S. Sanford	130,000	150,000	—	280,000
Deirdre Stanley	115,000	150,000	—	265,000
L. Frederick Sutherland	145,000	150,000	—	295,000

Footnotes:

(1) On May 19, 2020, each of the non-employee Directors who was elected at the 2020 Annual Meeting received a grant of 2,052 stock units valued at $73.11 per share, the equivalent of $150,000. Mr. McAvoy received a pro rated grant of 878 stock units, valued at $71.26 per share, as a non-employee Director, effective December 29, 2020. The stock units were fully vested at the time of grant. Pursuant to the Company's long term incentive plan, and as indicated in Note N to the financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the stock units are valued in accordance with FASB ASC Topic 718. The aggregate number of stock units outstanding for each non-employee director as of December 31, 2020 is as follows: Dr. Campbell—43,327; Ms. Futter—36,633; Mr. Killian—29,342; Mr. McAvoy—878; Mr. Mulrow—7,063; Mr. Olivera—16,187; Mr. Ranger—65,556; Ms. Sanford—13,457; Ms. Stanley—11,797, and Mr. Sutherland—65,674.

(2) The "*All Other Compensation*" column includes matching contributions made by the Company to qualified institutions under its matching gift program. All directors and employees are eligible to participate in this program. Under the Company's matching gift program, the Company matches up to a total of $5,000 per eligible participant on a one-for-one basis to qualified institutions per calendar year.

(3) The amounts reported in the "*All Other Compensation*" column include amounts matched by the Company at the end of 2019 and paid in 2020 under the Company's matching gift program.

(4) Mr. Cawley became President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 29, 2020. He was also appointed to the Board of Directors effective December 29, 2020 and did not receive any director compensation because he is an employee of the Company.

(5) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He became a non-employee Director effective December 29, 2020 and the Non-executive Chairman of the Board of the Company and Con Edison of New York.

STOCK OWNERSHIP

Stock Ownership of Directors and Executive Officers

The following table provides, as of February 28, 2021, the amount of shares of Company Common Stock beneficially owned by each Director, each Named Executive Officer, and by all Directors and executive officers of the Company as a group, and information about the amount of their other Company equity-based holdings.

Name	Shares Beneficially Owned[1] (#)	Other Equity-Based Holdings[2] (#)	Total[3] (#)
George Campbell, Jr.	33,575	13,911	47,486
Ellen V. Futter	31,255	7,724	38,979
John F. Killian	18,019	11,323	29,342
Karol V. Mason	138	554	692
John McAvoy[4]	10,998	129,838	140,836
Dwight A. McBride	692	—	692
William J. Mulrow	—	7,063	7,063
Armando J. Olivera	16,687	—	16,687
Michael W. Ranger	65,556	—	65,556
Linda S. Sanford	15,857	—	15,857
Deirdre Stanley	8,690	3,107	11,797
L. Frederick Sutherland	62,077	7,597	69,674
Timothy P. Cawley	3,860	12,499	16,359
Robert Hoglund	12,480	30,000	42,480
Deneen L. Donnley	640	—	640
Robert Sanchez	3,668	3,369	7,037
Mark Noyes	18	8,242	8,260
Directors and Executive Officers as a group, including the above-named persons (26 persons)	307,154	289,458	596,612

Footnotes:

(1) The number of shares shown includes shares of Company Common Stock that are individually or jointly owned, as well as shares over which the individual has sole or shared investment or sole or shared voting power. The number of shares shown also includes vested stock units, as to which the individual may obtain investment or voting power within 60 days following separation from service: Dr. Campbell—29,416; Ms. Futter—28,909; Mr. Killian—18,019; Ms. Mason—138; Mr. McAvoy—878; Dr. McBride—692; Mr. Mulrow—0; Mr. Olivera—16,187; Mr. Ranger—65,556; Ms. Sanford—13,456; Ms. Stanley—8,690; Mr. Sutherland—58,077; Mr. Cawley—0; Mr. Hoglund—0; Ms. Donnley—0; Mr. Sanchez—0; Mr. Noyes—0; and directors and executive officers as a group—240,018.

(2) Represents vested stock units, as to which the individual may not, within 60 days after February 28, 2021, obtain investment or voting power.

(3) As of February 28, 2021, ownership was, in each case, less than 1% of the outstanding 342,489,578 shares.

(4) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He became a non-employee Director effective December 29, 2020 and the Non-executive Chairman of the Board and Con Edison of New York.

Stock Ownership of Certain Beneficial Owners

The following table provides information, as of December 31, 2020, with respect to persons who are known to the Company to beneficially own more than 5% of Company Common Stock.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percent of Class (%)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	37,296,050[1]	10.9
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	29,884,610[2]	8.74
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	22,381,107[3]	6.54

Footnotes:

(1) BlackRock, Inc. stated in its Schedule 13G/A, filed on January 27, 2021 with the SEC, that it has sole voting power for 32,186,110 of these shares, shared voting power for 0 of these shares, sole dispositive power for 37,296,050 of these shares, and shared dispositive power for 0 of these shares.

(2) The Vanguard Group stated in its Schedule 13G/A, filed on February 10, 2021 with the SEC, that it has sole voting power for 0 of these shares, shared voting power for 813,006 of these shares, sole dispositive power for 28,120,889 of these shares, and shared dispositive power for 1,763,721 of these shares.

(3) State Street Corporation stated in its Schedule 13G, filed on February 8, 2021 with the SEC, that it has sole voting power for 0 of these shares, shared voting power for 19,635,071 of these shares, sole dispositive power for 0 of these shares, and shared dispositive power for 22,359,379 of these shares.

INDEPENDENT ACCOUNTANTS RATIFICATION

Proposal No. 2   Ratification of the Appointment of Independent Accountants

At the Annual Meeting, as a matter of sound corporate governance, stockholders will be asked to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP ("PwC") as independent accountants for the Company for 2021. If the appointment of PwC is not ratified, the Audit Committee will take this into consideration in the future appointment of independent accountants.

PwC has acted as independent accountants for the Company for many years. The Audit Committee considered PwC's qualifications in determining whether to appoint PwC as independent accountants for 2021. The Audit Committee reviewed PwC's performance, as well as PwC's reputation for integrity and for competence in the fields of accounting and auditing. The Audit Committee also reviewed a report provided by PwC regarding its quality controls, inquiries or investigations by governmental or professional authorities and independence. (See "*Audit Committee Matters*" on page 37.) Based on this review, the Audit Committee believes that the appointment of PwC as independent accountants for the Company for 2021 is in the best interests of the Company and its stockholders. Representatives of PwC will be present at the Annual Meeting and will be afforded the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

The Board recommends FOR Proposal No. 2



> Ratification of Proposal No. 2 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting or by proxy. Abstentions are voted neither "for" nor "against," and have no effect on the vote.

AUDIT COMMITTEE MATTERS

Audit Committee Report

The Company's Audit Committee is composed of five directors, all of whom meet the qualifications required by the New York Stock Exchange and Securities and Exchange Commission, and the Company's Corporate Governance Guidelines. The Audit Committee operates under a written charter adopted by the Board of Directors that is available on the Company's website.

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2020. The Audit Committee has also discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accountants, the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee has discussed with PwC its independence and qualifications. The Audit Committee also considered whether PwC's provision of limited tax and non-audit services to the Company is compatible with PwC's independence and concluded that it was.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the Securities and Exchange Commission.

Audit Committee:

John F. Killian (Chair)
Armando J. Olivera
Michael W. Ranger
Linda S. Sanford
L. Frederick Sutherland

Fees Paid to PricewaterhouseCoopers LLP

Fees paid or payable to PwC for services related to 2020 and 2019 are as follows:

	2020	2019
	($)	($)
Audit Fees	5,120,760	5,205,590
Audit-Related Fees[a]	2,863,950	765,000
TOTAL	7,984,710	5,970,590

Footnote:

(a) Relates to assurance and related service fees that are reasonably related to the performance of the annual audit or quarterly reviews of the Company's financial statements that are not specifically deemed "Audit Services." The major items included in Audit-Related Fees in 2020 and 2019 are fees for reviews of system implementations and internal controls of the regulated entities, and audits of various solar projects of the Clean Energy Businesses.

The Audit Committee or, as delegated by the Audit Committee, the Chair of the Committee, approves in advance each auditing service and non-audit service permitted by applicable laws and regulations, including tax services, to be provided to the Company and its subsidiaries by its independent accountants.

ADVISORY VOTE

Proposal No. 3   Advisory Vote to Approve Named Executive Officer Compensation

The Company values the opinions of its stockholders, and in accordance with Section 14A of the Securities Exchange Act of 1934, the stockholders have the opportunity to approve, on an advisory basis, the compensation of the Named Executive Officers (commonly referred to as a "say-on-pay" vote) as disclosed in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the related compensation disclosure tables, and the narrative discussion that accompanies the compensation disclosure tables on pages 39 through 80 and Appendix A. The Company currently conducts such votes annually. The Board recommends that the stockholders vote to approve, on an advisory basis, the compensation of the Named Executive Officers. In 2020, the Company held a say-on-pay vote and 93.4% of the shares voted were voted "for" the proposal. Following this year's say-on-pay vote, the next such vote will be at the Company's 2022 annual meeting of stockholders.

As discussed in the CD&A, the Company's executive compensation program is designed to assist in attracting and retaining key executives critical to its long-term success, to motivate these executives to create value for its stockholders, and to provide safe, reliable, and efficient service for its customers. The Management Development and Compensation Committee (the "Compensation Committee"), with the assistance of its independent compensation consultant, seeks to provide base salary and performance-based compensation, including target annual cash incentive compensation and target long-term equity-based incentive compensation, that are competitive with the median level of compensation provided by the Company's compensation peer group to effectively link pay with performance.

The Compensation Committee believes that performance-based compensation should represent the most significant portion of each Named Executive Officer's target total direct compensation and that most of the performance-based compensation should be in the form of long-term, rather than annual, incentives to emphasize the importance of sustained Company performance. Each year, the Compensation Committee evaluates the level of compensation, the mix of base salary, performance-based compensation and retirement, and welfare benefits provided to each Named Executive Officer.

The Compensation Committee chooses performance goals under the annual incentive plan and the long term incentive plan to support the Company's short- and long-term business plans and strategies. In setting targets for the short- and long-term performance goals, the Compensation Committee considers the Company's annual and long-term business plans and certain other factors, including pay-for-performance alignment, economic and industry conditions, and the practices of the compensation peer group. The Compensation Committee sets challenging, but achievable, goals for the Company and its executives to drive the achievement of short- and long-term objectives.

For the reasons indicated and more fully discussed in the CD&A, the Board recommends that the stockholders vote in favor of the following advisory resolution:

"RESOLVED, That the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion that accompany the compensation disclosure tables is hereby approved."

The Board recommends FOR Proposal No. 3



Approval of Proposal No. 3 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting or by proxy. Abstentions and broker non-votes are voted neither "for" nor "against," and have no effect on the vote.

As an advisory vote, Proposal No. 3 is not binding on the Company, the Board, or the Compensation Committee. However, the Company, the Board, and the Compensation Committee will consider the voting results when making future compensation decisions for the Named Executive Officers.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section of the Proxy Statement provides an overview of the Company's 2020 executive compensation program (the "executive compensation program") and an analysis of the decisions made with respect to the compensation of the Company's Named Executive Officers (as identified by the Company under SEC rules). The executive compensation program covers the Company's Named Executive Officers. As of December 31, 2020, the Company's Named Executive Officers were:

- Timothy P. Cawley, President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 29, 2020, former President of Con Edison of New York (until December 31, 2020)

- Robert Hoglund, Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York

- Deneen L. Donnley, Senior Vice President and General Counsel of the Company and Con Edison of New York

- Robert Sanchez, President and Chief Executive Officer, Orange & Rockland

- Mark Noyes, President and Chief Executive Officer, Clean Energy Businesses

- John McAvoy, Non-executive Chairman of the Company, former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York (retired effective December 28, 2020)

Executive Summary

The Company's executive compensation program is designed to attract and retain key executives critical to the Company's long-term success, to motivate these executives to create value for its stockholders, and to promote safe, reliable, and efficient service for its customers. Each year, the Management Development and Compensation Committee (the "Compensation Committee") evaluates the level of compensation, the mix of base salary, performance-based compensation, and retirement and welfare benefits provided to each Named Executive Officer. The Compensation Committee, with the assistance of its independent compensation consultant, seeks to align pay to performance and provide base salary and performance-based compensation that is competitive with the median level of compensation provided by the Company's compensation peer group companies. (See "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention*" on page 43 and "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning— Attraction and Retention—Compensation Peer Group*" on page 43.) The Compensation Committee believes that performance-based compensation should represent the most significant portion of each Named Executive Officer's target total direct compensation (which includes base salary, and target annual incentive and long-term incentive compensation) to motivate strong annual and multi-year Company performance.

Features of the Executive Compensation Program

Type	Component	Objective
Performance-Based Compensation	*Annual Incentive Compensation*	Achievement of financial and operating objectives for which the Named Executive Officers have individual and collective responsibility.
	Long-Term Incentive Compensation	Achievement, over a three-year period, of financial and operating objectives critical to the performance of the Company's business plans and strategies. Achievement, over a three-year period, of the Company's cumulative total shareholder return relative to the Company's compensation peer group companies.
Fixed & Other Compensation	*Base Salary, Retirement Programs, Benefits and Perquisites*	Differentiate salaries based on individual responsibility and performance. Provide retirement and other benefits that reflect the competitive practices of the industry and provide limited perquisites.

Compensation Governance Practices

The Company is committed to maintaining strong compensation governance practices to support the pay-for-performance philosophy of the executive compensation program and align the executive compensation program with the long-term interests of the Company's stockholders:

▪ *Pay Practices.* The Company has (i) no employment agreements, (ii) no golden parachute excise tax gross-ups, and (iii) no individually negotiated equity awards with special treatment upon a change of control.

▪ *Long-Term Incentive Compensation.* The long term incentive plan: (i) prohibits the repricing of stock options or the buyout of underwater options without stockholder approval; (ii) prohibits recycling of shares for future awards except under limited circumstances; (iii) prohibits accelerated vesting of outstanding equity awards, unless both a change in control occurs and a participant's employment is terminated under certain circumstances; and (iv) caps the maximum number of shares that may be awarded to a director, officer, or eligible employee in a calendar year. While stock options may be granted under the Company's long term incentive plan, the Company has no outstanding stock options.

▪ *Long-Term Incentive Mix.* All Named Executive Officer long-term incentive compensation is performance-based. Based on proxy statements filed in 2020, over 50% of the Company's compensation peer group companies granted some form of non-performance-based long-term incentive compensation (such as time-based restricted stock) to their named executive officers. (See "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Pay-for-Performance Alignment and Pay Mix*" on pages 44 through 46.)

▪ *Risk Management.* The relevant features of the Company's compensation programs that mitigate risk are:

  ○ annual and long-term incentives under the Company's compensation programs appropriately balanced between annual and long-term financial performance goals that are expected to enhance stockholder value;

  ○ annual and long-term incentives tied to multiple performance goals to reduce undue weight on any one goal;

  ○ non-financial performance factors used in determining the actual payout of annual incentive compensation as a counterbalance to financial performance goals;

  ○ compensation programs designed to deliver a significant portion of compensation in the form of long-term incentives, discouraging excessive focus on annual results;

  ○ performance-based equity awards based on performance over a three-year period, focusing on sustainable performance over a three-year cycle rather than any one year; and

  ○ annual and long-term incentive plans that are subject to payment caps and Compensation Committee discretion to reduce payouts.

▪ *Stock Ownership Guidelines.* Stock ownership guidelines for the Company's directors and senior officers, including the Named Executive Officers, encourage a long-term commitment to the Company's sustained performance through stock ownership. (See "*Director Compensation—Stock Ownership Guidelines*" on page 32 and "*Compensation Discussion and Analysis—Risk Mitigation—Stock Ownership Guidelines*" on pages 65 through 66.)

▪ *No Hedging and No Pledging.* To encourage a long-term commitment to the Company's sustained performance, the Company's Hedging and Pledging Policy and Insider Trading Policy prohibit all directors and the Named Executive Officers, respectively, from shorting, hedging, and pledging Company securities or holding Company securities in a margin account as collateral for a loan. All officers, finance department employees, employees who receive or review drafts of the Company's financial statements, employees who work in the Corporate Secretary's office, and any other employee specifically designated by the General Counsel are also covered by the Insider Trading Policy's prohibition on hedging and pledging. (See "*Compensation Discussion and Analysis—Risk Mitigation—No Hedging and No Pledging*" on page 66.)

▪ *Recoupment (Clawback) Policy.* The Company's compensation recoupment policy allows the Company to recoup excess incentive-based compensation and applies to all officers of the Company and its subsidiaries and is intended to reduce potential risks associated with its executive compensation program and align the long-term interests of officers and stockholders. (See "*Compensation Discussion and Analysis—Risk Mitigation—Recoupment (Clawback) Policy*" on page 66.)

Say-on-Pay

In 2020, the Company held its annual vote to approve named executive officer compensation (commonly referred to as a "say-on-pay" vote) and 93.4% of the shares voted were voted "for" the proposal. The 2020 say-on-pay voting result was

consistent with the results of the prior three years where 92.83% (in 2019), 93.95% (in 2018), and 93.5% (in 2017) of the shares voted were voted "for" the proposal. Though our say-on-pay results continue to be very strong, the Company continued its year-round stockholder engagement efforts through 2020 and early 2021. An overview of what the Company heard from stockholders during its engagement efforts and how it responded with respect to executive compensation matters is described in "Year-Round, Stockholder Engagement" below.

In 2017, the Company held a stockholder vote on the frequency of future say-on-pay votes. The Board recommended holding an annual say-on-pay vote and 85% of shares voted were voted in favor of holding such a vote. The Company intends to hold an annual say-on-pay vote unless stockholders advise the Company to change the frequency of the vote at the Company's 2023 annual meeting of stockholders.

Year-Round, Stockholder Engagement

Stockholder engagement is a key priority of the Company and the Board. The Company engages with its investors to gain valuable insight into current and emerging issues that are of interest to them, including with respect to Con Edison of New York's Climate Change Vulnerability Study, the Company's corporate strategy, diversity, equity, and inclusion, disclosure practices, corporate governance, executive compensation, political spending and lobbying practices, operations and financial matters (including issues raised by COVID-19), and ESG standardized reporting. A complete discussion of the Company's stockholder engagement process and efforts is set forth in the section titled "*Stockholder Engagement*" on pages 29 through 30. During 2020, the Company engaged virtually with stockholders holding in aggregate 43% of shares outstanding and 30% of the Company's debentures. Feedback from these discussions is a key element in the development of the Company's governance, sustainability, and executive compensation policies, as well as the ongoing evaluation of the Company's business strategy and performance. For example, as a result of feedback received from stockholders this year, the Company: (i) enhanced its disclosures concerning political contributions and lobbying, resulting in an increase in the Company's CPA-Zicklin Index for Corporate Political Disclosure and Accountability score to 94.3 from 90; (ii) added new standardized ESG reporting formats: TCFD, SASB, and the CDP; (iii) added a new operating performance objective, Diversity and Inclusion Work Plan, to its long term incentive plan for 2021; and (iv) further refined the disclosures in its proxy to, among other things, provide clearer and more accessible information on Board diversity, tenure, skills, and experience. In addition, in 2020, the Company's subsidiary, Con Edison of New York, completed a Climate Change Implementation Plan following the Climate Change Vulnerability Study. The Company will continue to seek investor input in furtherance of its commitment to enhancing its executive compensation and disclosure practices and building long-term stockholder value.

Executive Compensation Philosophy and Objectives

The Compensation Committee's philosophy and objectives governing the development and implementation of the executive compensation program are set forth in the table below. There are no material differences in the Company's compensation policies for each Named Executive Officer.

Our executive compensation philosophy is to provide competitive, performance-based pay	
Motivate executives to create sustainable stockholder value and promote safe, reliable and efficient service for customers	Performance-based compensation represents the most significant portion of each Named Executive Officer's total direct compensation
Support the Company's short- and long-term business plans and strategies	Annual and long-term incentive plan awards are based on achieving financial and operating objectives critical to the Company's business plans and strategies
Reward increased shareholder value	The largest portion of executive pay is delivered in long-term incentives based in part on the Company's cumulative total shareholder return relative to the total shareholder return of the Company's compensation peers Long-term incentives are 100% performance-based

Competitive Positioning—Attraction and Retention

The executive compensation program is designed to attract and retain key executives critical to the Company's long-term success. The Compensation Committee seeks to align pay to performance and provide "target total direct compensation" (base salary, target annual cash incentives, and target long-term equity-based incentives) that is competitive with the median level of compensation provided by the Company's compensation peer group companies. The Company also seeks to provide retirement and other benefits that are competitive with those provided by the Company's compensation peer group companies and to provide limited perquisites.

Compensation Peer Group

For 2020, the Compensation Committee used a compensation peer group of publicly-traded utility companies of comparable size and scope to that of the Company. The purpose of the compensation peer group is to provide benchmark information on compensation levels provided to the Company's officers and to measure relative total shareholder returns for the vesting of performance-based equity awards. The Compensation Committee annually reviews the composition of the compensation peer group companies and the impact of acquisitions. For 2020, the Compensation Committee made no changes to the compensation peer group. The Company's 2019 revenues approximated the 62nd percentile of the compensation peer group.

For 2020, the Company's compensation peer group consisted of the following companies:

Company Name	2019 Revenue[1] ($ in millions)
Duke Energy Corporation	24,658
The Southern Company	21,419
NextEra Energy, Inc.	19,204
PG&E Corporation	17,129
Dominion Energy, Inc.	16,572
American Electric Power Company, Inc.	15,561
DTE Energy Company	12,669
Edison International	12,347
CenterPoint Energy, Inc.	12,301
Xcel Energy Inc.	11,529
Entergy Corporation	10,879
FirstEnergy Corp.	10,844
Sempra Energy	10,829
Eversource Energy	8,526
PPL Corporation	7,769
WEC Energy Group, Inc.	7,523
Ameren Corporation	5,646
NiSource Inc.	5,209
Median	**11,915**
Consolidated Edison, Inc.	**12,574**
Percentile Rank	**62%**

Footnote:

(1) Source: Capital IQ (represents net revenues, restated if applicable).

For 2021, the Compensation Committee made no change to the compensation peer group.

Median Level Compensation

In 2020, the target total direct compensation awarded to the Named Executive Officers was competitive with the median for functionally comparable positions at the Company's compensation peer group (as disclosed in proxy statements filed in 2020).

	Base Salary as of 12/31/2020		Target Total Cash Compensation (Base Salary + Target Annual Incentive)		Target Long-Term Incentive Compensation		Target Total Direct Compensation	
	Company	Peer Group Median	Company	Peer Group Median	Company	Peer Group Median	Company	Peer Group Median
	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Timothy P. Cawley[1]	1,250,000	94%	2,812,500	96%	5,625,000	90%	8,437,500	92%
Robert Hoglund	814,000	123%	1,424,500	120%	1,628,000	110%	3,052,500	113%
Deneen L. Donnley	612,000	102%	1,040,400	102%	918,000	77%	1,958,400	89%
Robert Sanchez	515,000	97%	927,000	99%	1,030,000	116%	1,957,000	105%
Mark Noyes	440,000	83%	792,000	84%	880,000	99%	1,672,000	90%
John McAvoy	1,380,000	104%	3,105,000	106%	6,900,000	110%	10,005,000	109%

Footnote:

(1) Mr. Cawley was promoted to President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York on December 29, 2020. Mr. Cawley was President of Con Edison of New York until December 31, 2020. Pursuant to his offer letter, Mr. Cawley receives an initial base salary of $1,250,000 and continues to participate in the Company's annual incentive plan (with a 2021 target bonus opportunity of 125% of base salary and a maximum bonus opportunity of 195% of the target bonus). He continues to participate in the Company's long-term incentive plan, and continues to be eligible to participate in the other benefit plans, practices, policies, and programs generally available to the Company's senior executive officers.

Pay-for-Performance Alignment and Pay Mix

The Compensation Committee provides target total direct compensation to each Named Executive Officer through a combination of base salary (fixed compensation) and annual cash incentive compensation and long-term equity-based incentive compensation (performance-based compensation).

The Compensation Committee believes that fixed compensation should recognize each Named Executive Officer's individual responsibility and performance. The Compensation Committee believes that performance-based compensation should represent the most significant portion of each Named Executive Officer's target total direct compensation and that most of the performance-based compensation should be in the form of long-term, rather than annual, incentives to emphasize the importance of sustained Company performance.

Target annual cash incentive and target long-term equity-based incentive awards reflect the Compensation Committee's desired balance between these elements, relative to the base salary paid to each Named Executive Officer. Awards under the Company's annual incentive plan are based on the achievement of financial and operating objectives for which the Named Executive Officers have individual and collective responsibility. Awards under the Company's long term incentive plan are based on the achievement of financial and operating objectives critical to the Company's business plans and strategies and the achievement, over a three-year period, of the Company's cumulative total shareholder return relative to the total shareholder return for the Company's compensation peer group companies.

For 2020, the mix of target total direct compensation for the Named Executive Officers meets the Compensation Committee's objectives by being weighted heavily toward performance-based compensation, with the largest portion delivered in long-term equity-based incentives. The target total direct compensation mix of the Named Executive Officers is in line with that of the Company's compensation peer group companies (except that the Company does not provide non-performance-based long-term incentive compensation, such as time-based restricted stock). (See "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" above.)

The following charts illustrate the average mix of target total direct compensation for the Company's Chief Executive Officer, Mr. Cawley, and the Company's former Chief Executive Officer, Mr. McAvoy, and for chief executive officers in the Company's compensation peer group companies for 2020:

Company CEO
Target Total Compensation Mix


Base Salary (15%)
Target STI (18%)
Performance Awards (67%)
Pay at risk (85%)

Company Former CEO
Target Total Compensation Mix


Base Salary (14%)
Target STI (17%)
Performance Awards (69%)
Pay at risk (86%)

Average Peer CEO
Target Total Compensation Mix


Stock Options (6%)
Restricted Stock (17%)
Base Salary (13%)
Target STI (18%)
Performance Awards (46%)
Pay at risk (70%)

The following charts illustrate the average mix of target total direct compensation for the Company's other Named Executive Officers and other named executive officers in the Company's compensation peer group companies for 2020 (see table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 44):

Company Average All Other NEOs (excl. Messrs. McAvoy & Cawley) Target Total Compensation Mix


Base Salary (27%)
Target STI (20%)
Performance Awards (53%)
Pay at risk (73%)

Average Peer All Other NEOs Target Total Compensation Mix


Stock Options (4%)
Restricted Stock (12%)
Base Salary (26%)
Performance Awards (38%)
Target STI (20%)
Pay at risk (62%)

The following charts illustrate that all Named Executive Officer long-term incentive compensation is performance-based and that, based on proxy statements filed in 2020, over 50% of the Company's compensation peer group companies granted some form of non-performance-based long–term incentive compensation (such as time-based restricted stock) to their named executive officers:

Company Long-Term Incentive Mix


100%
Performance Awards

Peer Long-Term Incentive Mix (% of Peers using each Long-Term Incentive Mix)


Restricted Stock & Options
6%
Performance Awards & Options
11%
100% Performance Awards
11%
Performance Awards, Options & Restricted Stock
11%
Performance Awards & Restricted Stock
61%
78% use some Restricted Stock

Determining Performance Goals

The Compensation Committee chooses performance goals under the annual and long-term incentive plans to support the Company's short- and long-term business plans and strategies. In setting performance goals, the Compensation Committee considers the Company's annual and long-term business plans and certain other factors, including pay-for-performance alignment, economic and industry conditions, and the pay practices of the compensation peer group companies. The Compensation Committee incents performance by setting challenging, but achievable, goals for the Company and its key executives.

Role of Compensation Committee and Others in Determining Executive Compensation

Compensation Committee's Role

The role of the Compensation Committee is to establish and oversee the Company's executive compensation and retirement and welfare benefit plans and policies, administer its equity plans and annual incentive plan, and review and approve annually all compensation relating to the Named Executive Officers. The Compensation Committee determines the amount and form of compensation for each of the Named Executive Officers with an annual base salary above $500,000. The base salary of the President and Chief Executive Officer of the Clean Energy Businesses is less than $500,000 and, as a result, is approved by the Chief Executive Officer of the Company.

Management's Role

The Chief Executive Officer considers the following factors in making his compensation recommendations for each of the other Named Executive Officers:

- individual performance;
- contributions toward the Company's long-term performance;
- the scope of each individual's responsibilities; and
- compensation peer group company proxy statement data provided by the Compensation Committee's independent compensation consultant.

The Company's Human Resources department supports the Compensation Committee in its work.

Compensation Consultant's Role

The Compensation Committee has authority under its charter to hire advisors to assist it in its compensation decisions. It has retained Mercer as its independent compensation consultant to provide information, analyses, and objective advice regarding executive compensation. The Compensation Committee periodically meets with Mercer in executive session to discuss compensation matters. The Compensation Committee's decisions reflect factors and considerations in addition to the information and advice provided by Mercer. A discussion of Mercer's role as the Compensation Committee's independent compensation consultant is set forth in the section titled "*The Board of Directors—Compensation Consultant— Executive Compensation Consultant*" on page 27.

Compensation Elements

Base Salary

A portion of each Named Executive Officer's annual cash compensation is paid in the form of base salary. Base salary is reviewed annually to recognize individual performance and at the time of a promotion or other change in responsibilities.

In setting base salary for the Named Executive Officers, including the Chief Executive Officer, the Compensation Committee, or, in the case of the President and Chief Executive Officer of the Clean Energy Businesses, the Chief Executive Officer of the Company, considers various factors, including:

- recommendations from the Chief Executive Officer for each of the other Named Executive Officers;
- a general assessment of each Named Executive Officer's performance of his or her responsibilities; and

- the level of base salary compared to key executives holding equivalent positions in the Company's compensation peer group companies. (See table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 44.)

Excluding Mr. Cawley, whose base salary reflects his promotion on December 29, 2020, base salary merit increases for the other Named Executive Officers were effective February 1, 2021 and, as a group, averaged 4.5%. The base salary of each Named Executive Officer as of February 1, 2020 and 2021, including their individual percentage increase, is set forth in the table below.

	Base Salary as of 2/1/2020 ($)	Base Salary as of 2/1/2021 ($)	Percentage Increase (%)
Timothy P. Cawley	1,250,000(1)	1,250,000	0
Robert Hoglund	814,000	838,400	3.0%
Deneen L. Donnley	612,000	630,400	3.0%
Robert Sanchez	515,000	530,500	3.0%
Mark Noyes	440,000	490,000	11.4%
John McAvoy	1,380,000(2)	Not Applicable	Not Applicable

Footnotes:

(1) Reflecting the base salary that was in effect for Mr. Cawley following his promotion as Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York, effective December 29, 2020.

(2) Reflecting the base salary that was in effect for Mr. McAvoy as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York until his retirement on December 28, 2020.

Annual Incentive Compensation

Awards

A significant portion of the annual cash incentive compensation paid to the Named Executive Officers directly relates to the Company's financial and operating performance, factors that the Compensation Committee believes influence stockholder value.

Individual performance is considered in setting annual cash incentive compensation through the establishment by the Compensation Committee of financial and operating objectives for which the Named Executive Officers have individual and collective responsibility.

Award Opportunity

For 2020, the Compensation Committee set the range of the award that each Named Executive Officer was eligible to receive under the annual incentive plan after considering various factors, including:

- recommendations from the Chief Executive Officer for each of the other Named Executive Officers;
- a general assessment of each Named Executive Officer's performance of his or her responsibilities; and
- the level of annual incentive compensation compared to key executives in the Company's compensation peer group companies. (See table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 44.)

The range of awards included minimum, target, and maximum levels reflecting differing levels of achievement of the various financial and operating objectives. Awards are scaled to reflect relative levels of achievement of the objectives between the minimum, target, and maximum levels. The range of each Named Executive Officer's potential award is set forth in the "*Grants of Plan-Based Awards Table*" on page 69. Awards under the annual incentive plan are designed to provide a competitive level of compensation if the Named Executive Officers achieve the target financial and operating objectives. The Compensation Committee has discretion but did not exercise it in 2020 to adjust (upward or downward) the annual incentive award to be paid to each Named Executive Officer. Named Executive Officers may elect to defer the receipt of the cash value of the award into the Company's deferred income plan.

Awards under the annual incentive plan are calculated as follows:



 For each Named Executive Officer other than Timothy P. Cawley, "*Base Salary*" is their annual rate of base salary as of December 31, 2020. "*Base Salary*" for Mr. Cawley is his annual rate of base salary as of December 28, 2020, the day before his promotion as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York.

 "*Target Percentage*" is a percentage of Base Salary that varies based on the Named Executive Officer's position as follows:

	Target Percentage
	(%)
Timothy P. Cawley	80[1]
Robert Hoglund	75
Deneen L. Donnley	70
Robert Sanchez	80
Mark Noyes	80
John McAvoy	125[2]

Footnotes:

(1) Reflecting the target percentage that was established for Mr. Cawley based on his position as President of Con Edison of New York for 2020.

(2) Reflecting the target percentage that was established for Mr. McAvoy based on his position as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York until his retirement on December 28, 2020.

"*Weighting Earned*" is the sum of the target weightings for adjusted net income, other financial performance, and operating objectives, including any adjustments (upward or downward) as a result of performance relative to target. Target weightings for each Named Executive Officer total 100% and are comprised of the following three components:



Subject to actual performance relative to target, the weighting earned can vary as indicated below	
▪ adjusted net income ▪ operating objectives ▪ other financial performance ➢ operating budget component for Con Edison of New York, Orange & Rockland, and Con Edison Transmission ➢ Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") component for the Clean Energy Businesses	**0 to 200%**
➢ capital budget component of other financial performance (excluding the impact of modifiers)	**0 to 120%**

Financial Objectives

The financial objectives under the annual incentive plan are key performance measures that support the Company's short- and long-term business plans and strategies and create value for the Company's stockholders. For 2020, the financial objectives consisted of "adjusted net income" and "other financial performance" components.

The "*adjusted net income*" component, reflecting the financial results of the Company's business for which its Named Executive Officers are responsible and accounting for 50% of each Named Executive Officer's potential annual incentive award. Performance relative to this component is shown on the "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation—Achievement of 2020 Financial and Operating Objectives*" table on page 54.

"*Company Adjusted Net Income*" consists of adjusted net income for the Company and its subsidiaries. "*Regulated Adjusted Net Income*" is the sum of Con Edison of New York's and Orange & Rockland's adjusted net income from ongoing operations, as applicable, after subtracting all expenses incurred, including federal and state income taxes. In all cases, net income excludes extraordinary non-recurring items identified by the Company after the applicable net income target is established and is net of the reserve that is established for the target annual incentive awards during the year-end closing. (See footnotes to the following table.) Information on how the Company calculates adjusted net income is disclosed in the "*Non-GAAP Financial Measure*s" section (on pages 11 through 13) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020; It is referred to as adjusted earnings.

The following table shows the targets assigned to the "adjusted net income" component and, for each Named Executive Officer, the weighting earned based on achieving those targets.

	Performance Relative to Adjusted Net Income Target	Payout Relative to Adjusted Net Income Target[1]	Company (95.3%)[2]			Regulated (93.2%)[2]		Con Edison of New York (92.7%)[2]		Orange & Rockland (101.4%)[2]		Performance Relative to Adjusted Net Income Target	Payout Relative to Adjusted Net Income Target[1]	Clean Energy Businesses (119.3%)[2]	
			Adjusted Net Income	Weight for McAvoy, Hoglund, and Donnley	Weight for Noyes	Adjusted Net Income	Weight for Cawley	Adjusted Net Income	Weight for Sanchez	Adjusted Net Income	Weight for Sanchez			Adjusted Net Income	Weight for Noyes
	(%)	(%)	($ in millions)	(%)	(%)	($ in millions)	(%)	($ in millions)	(%)	($ in millions)	(%)	($ in millions)	(%)	($ in millions)	(%)
Maximum	≥ 110	200	1,614.8	100	20	1,482.8	100	1,405.8	20	77	80	≥ 125	200	103.8	80
Target	100	100	1,468.0	50	10	1,348.0	50	1,278.0	10	70	40	100	100	83.0	40
Minimum	90	0	1,321.2	0	0	1,213.2	0	1,150.2	0	63	0	75	0	62.3	0
ACTUAL	—	—	1,399.0	26.5	5.3	1,256.0	16.0	1,185.0	2.7	71	45.6	—	—	99.0	70.5

Footnotes:

(1) The payout relative to the adjusted net income target is interpolated for actual performance between adjusted net income minimum, target, and maximum performance.

(2) Actual performance relative to adjusted net income target.

The Compensation Committee has also established an adjusted net income "circuit breaker" for the annual incentive plan. If actual adjusted net income for 2020 had been less than 90% of the target adjusted net income, the achievement of all other financial and operating performance measures would have been disregarded and no annual incentive awards would have been made.

The "*other financial performance*" component, reflecting the Company's business for which its Named Executive Officers are responsible and accounting for 25% of each Named Executive Officer's potential annual incentive award was comprised of one or more of the budgets for Con Edison of New York, Orange & Rockland, and Con Edison Transmission, and was comprised of Adjusted EBITDA for the Clean Energy Businesses. See Appendix B for information on how the Company calculates Adjusted EBITDA for the Clean Energy Businesses. Performance relative to this component is shown on the "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation— Achievement of 2020 Financial and Operating Objectives*" table on page 54.

Con Edison of New York's "other financial performance" component is allocated 10% for capital budget performance and up to 15% for operating budget performance, subject to a maximum 25% upward or downward adjustment based on the achievement of pre-established targets for 25 capital projects and programs and 12 operating and maintenance programs, respectively. The targets for the capital projects consist of completing milestones within specified budget targets, and, for the operating and maintenance programs, completing a number of units within specified per unit budget targets.

The following table shows the targets assigned to the "other financial performance" component for operating budget and, for each Named Executive Officer, the weighting earned based on achieving those targets.

	Performance Relative to Operating Budget Target	Payout Relative to Operating Budget Target[1]	Con Edison of New York (97.2%)[2]			Orange & Rockland (99.2%)[2]			Con Edison Transmission (89.0%)[2]	
			Operating Budget	Weight for McAvoy, Hoglund, and Donnley	Weight for Cawley	Operating Budget	Weight for McAvoy, Hoglund, and Donnley	Weight for Sanchez	Operating Budget	Weight for McAvoy, Hoglund, and Donnley
	(%)	(%)	($ in millions)	(%)	(%)	($ in millions)	(%)	(%)	($ in millions)	(%)
Maximum	≤ 89	200	1,470.3	24	30	196.0	2	50	7.5	2
Target	> 99 - < 101	100	1,652.0	12	15	220.2	1	25	8.4	1
Minimum	≥ 111	0	1,833.7	0	0	244.4	0	0	9.3	0
ACTUAL	—	—	1,606.0	15.6[3]	19.5[3]	218.5	1.0	25.0	7.5	2.0

Footnotes:

(1) The payout relative to the operating budget target is interpolated for actual performance between operating budget minimum, target, and maximum performance.

(2) Actual performance relative to operating budget target.

(3) In 2020, Con Edison of New York achieved pre-established performance targets for 11 out of 12 operating and maintenance programs, as a result of which the weighting earned was increased by 110 percent.

The following table shows the targets assigned to the "other financial performance" component for capital budget and, for each Named Executive Officer indicated, the weighting earned based on achieving those targets.

| | Performance Relative to Capital Budget Target | Payout Relative to Capital Budget Target[1] | Con Edison Company of New York (97.5%)[2] | |
| | | | Capital Budget | Weight for McAvoy, Hoglund, Cawley, and Donnley |
	(%)	(%)	($ in millions)	(%)
Maximum	≤ 89	120	2,932.6	12
Target	> 99 - < 101	100	3,295.0	10
Minimum	≥ 111	0	3,657.5	0
ACTUAL	—	—	**3,212.0**	**9.3**[3]

Footnotes:

(1) The payout relative to the capital budget target is interpolated for actual performance between capital budget minimum, target, and maximum performance.

(2) Actual performance relative to capital budget target.

(3) In 2020, Con Edison of New York achieved 21 out of 25 pre-established performance targets for capital projects, as a result of which the weight earned was adjusted by 90 percent based on actual performance.

The following table shows the targets assigned to the "other financial performance" component for Adjusted EBITDA and, for each Named Executive Officer indicated, the weighting earned based on achieving those targets.

| | Performance Relative to Adjusted EBITDA Target | Payout Relative to Adjusted EBITDA Target[1] | Clean Energy Businesses (98.8%)[2] | | |
| | | | Adjusted EBITDA | Weight for McAvoy, Hoglund, and Donnley | Weight for Noyes |
	(%)	(%)	($ in millions)	(%)	(%)
Maximum	≥ 115	200	563.8	2	50
Target	100	100	490.3	1	25
Minimum	≤ 85	0	416.8	0	0
ACTUAL	—	—	**484.2**	**0.9**	**23.0**

Footnotes:

(1) The payout relative to the Adjusted EBITDA target is interpolated for actual performance between Adjusted EBITDA minimum, target, and maximum performance.

(2) Actual performance relative to Adjusted EBITDA target.

Operating Objectives

The "*operating objectives*" component, reflecting the responsibilities of the Named Executive Officer and accounting for 25% of each Named Executive Officer's potential annual incentive award was comprised of a number of key indicators that guide Con Edison of New York, Orange & Rockland, Clean Energy Businesses, and Con Edison Transmission and support the Company's goal of providing safe, reliable, and efficient service to customers in an environmentally sound manner. The operating objectives are directly linked to specific, pre-established, and measurable goals that are selected to encourage superior performance in four main areas:

Employee and Public Safety	We are committed to achieving a zero harm workplace. We work as a team to protect the safety of the public and each one of us.
Environment and Sustainability	We value environmental stewardship and strive to make wise and effective use of natural resources while controlling costs for our customers and creating long-term value for our stockholders.
Operational Excellence	We stand behind our work and look for new ways to excel at our jobs. We talk openly about ethical choices, follow all laws, rules, and regulations, adapt to change, and invest in the skills of our employees.
Customer Experience	We consider the customer's point of view, make customer priorities our own, and seek to elevate the experience of doing business with us.

The Compensation Committee believes that the operating objectives support the Company's mission and priorities – providing a workplace that allows employees to realize their full potential, providing investors with a fair return, and improving the quality of life in the communities served by the Company. Performance relative to this component is shown on the "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation— Achievement of 2020 Financial and Operating Objectives*" table on page 54.

The operating objectives achieved for Con Edison of New York, Orange & Rockland, Clean Energy Businesses and Con Edison Transmission are summarized in the table below. The operating objectives for each entity are described in detail in Appendix A to this proxy statement.

	Key Indicators Achieved			
	Con Edison of New York	**Orange & Rockland**	**Clean Energy Businesses**	**Con Edison Transmission**
Operating Objectives[1]	(#)	(#)	(#)	(#)
▪ **Employee and Public Safety**	4/5	4/5	1/1	2/2
▪ **Environment and Sustainability**	4/4	5/5	1/1	2/2
▪ **Operational Excellence**	6/7	5/5	8/8	6/6
▪ **Customer Experience**	4/4	5/5	—	—
TOTAL	**18/20**	**19/20**	**10/10**	**10/10**
PAYOUT RELATIVE TO TARGET (%)	**150**	**175**	**200**	**200**

Footnote:

(1) Operating objectives were weighted equally.

The payout relative to target was determined based on the number of key operating objectives indicators achieved and the weighting earned for each of Con Edison of New York's, Orange & Rockland's, Clean Energy Businesses' and Con Edison Transmission's "operating objectives" component as indicated in the table below.

	Payout Relative to Target[1]	Key Operating Objectives Indicators Achieved	Weight				Key Operating Objectives Indicators Achieved	Weight		
			Con Edison of New York		Orange & Rockland			Clean Energy Businesses	Clean Energy Businesses	Con Edison Transmission
			McAvoy, Hoglund, and Donnley	Cawley	McAvoy, Hoglund, and Donnley	Sanchez		McAvoy, Hoglund, and Donnley	Noyes	McAvoy, Hoglund, and Donnley
	(%)	(#)	(%)	(%)	(%)	(%)	(#)	(%)	(%)	(%)
Maximum	200	20/20	44	50	2	50	10/10	2	50	2
Target	100	16/20	22	25	1	25	8/10	1	25	1
Minimum	0	≤ 12/20	0	0	0	0	≤ 5/10	0	0	0
Actual	—	—	33.0	37.5	1.8	43.8	—	2.0	50.0	2.0

Footnote:

(1) The payout relative to target is interpolated for performance achieved between key operating objective indicators.

Achievement of 2020 Financial and Operating Objectives

The following table shows, for each Named Executive Officer, the target weight assigned to the financial and operating objectives and the weightings earned based on achieving those objectives.

	McAvoy, Hoglund, and Donnley		Cawley		Sanchez		Noyes	
	Weight		Weight		Weight		Weight	
	Target	Earned	Target	Earned	Target	Earned	Target	Earned
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Financial Objectives								
Adjusted Net Income								
▪ Company Adjusted Net Income	50	26.5	—	—	—	—	10	5.3
▪ Regulated Adjusted Net Income	—	—	50	16.0	—	—	—	—
▪ Con Edison of New York Adjusted Net Income	—	—	—	—	10	2.7	—	—
▪ Orange & Rockland Adjusted Net Income	—	—	—	—	40	45.6	—	—
▪ Clean Energy Businesses Adjusted Net Income	—	—	—	—	—	—	40	70.5
Other Financial Performance								
▪ Con Edison of New York Operating Budget	12	15.6	15	19.5	—	—	—	—
▪ Con Edison of New York Capital Budget	10	9.3	10	9.3	—	—	—	—
▪ Orange & Rockland Operating Budget	1	1.0	—	—	25	25.0	—	—
▪ Clean Energy Businesses Adjusted EBITDA	1	0.9	—	—	—	—	25	23.0
▪ Con Edison Transmission Operating Budget	1	2.0	—	—	—	—	—	—
Operating Objectives								
▪ Con Edison of New York	22	33.0	25	37.5	—	—	—	—
▪ Orange & Rockland	1	1.8	—	—	25	43.8	—	—
▪ Clean Energy Businesses	1	2.0	—	—	—	—	25	50.0
▪ Con Edison Transmission	1	2.0	—	—	—	—	—	—
TOTAL	100	94.1	100	82.3	100	117.1	100	148.8

2020 Annual Incentive Awards

In February 2021, the Compensation Committee evaluated and determined whether the applicable financial and operating objectives were satisfied. In assessing performance against the objectives, the Compensation Committee considered actual results achieved against the specific targets associated with each objective and, based on the results, determined the 2020 annual incentive awards. The Compensation Committee did not exercise discretion to adjust (upward or downward) the annual incentive award to be paid to each Named Executive Officer.

The following table shows the calculation of the 2020 annual incentive awards for each Named Executive Officer.

	Base Salary	✕	Target Percentage	✕	Weight Earned	=	2020 Award
	($)		(%)		(%)		($)
Timothy P. Cawley	750,000[1]		80		82.3		493,800
Robert Hoglund	814,000		75		94.1		574,500
Deneen L. Donnley	612,000		70		94.1		403,100
Robert Sanchez	515,000		80		117.1		482,500
Mark Noyes	440,000		80		148.8		523,800
John McAvoy	1,380,000		125		94.1		1,623,200

(1) Reflects the base salary in effect for Mr. Cawley as President of Con Edison of New York, Inc.

Long-Term Incentive Compensation

Awards

Named Executive Officers are eligible to receive equity-based awards under the Company's long term incentive plan. The Compensation Committee determines the target long-term incentive award value for each Named Executive Officer based on various factors, including:

- recommendations from the Chief Executive Officer for each of the other Named Executive Officers;

- a general assessment of each Named Executive Officer's performance of his or her responsibilities; and

- the level of long-term incentive compensation compared to key executives in the Company's compensation peer group companies. (See table in "*Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives—Competitive Positioning—Attraction and Retention—Median Level Compensation*" on page 44.)

Performance-Based Equity Awards

It is the Compensation Committee's practice in the first quarter of each year to approve performance-based equity awards under the long term incentive plan for the Company's Named Executive Officers. The Compensation Committee's use of performance-based equity awards is intended to further reinforce the alignment of Named Executive Officer pay opportunities with stockholders' interests by directly linking pay to the achievement of strong, sustained long-term financial and operating performance.

The performance units awarded to the Named Executive Officers provide for the right to receive one share of Company Common Stock and/or a cash payment equal to the fair market value of one share of Company Common Stock for each unit awarded, subject to the satisfaction of certain pre-established long-term performance measures. Named Executive Officers may elect to defer the receipt of the cash value of the award into the Company's deferred income plan and/or to defer the receipt of the shares. Dividends are not paid and do not accrue on the units until after the Compensation Committee has approved the results of the pre-established objectives.

2020 Performance Unit Awards

The target award of performance units awarded to each of the Named Executive Officers in 2020 for the performance period that began on January 1, 2020 and ends December 31, 2022 is shown in the table below.

	Base Salary as of December 31, 2019 X	2020 Target Award as a Percentage of Base Salary =	2020 Target Award ÷	Share Price[1] =	2020 Target Award of Performance Units (rounded)
	($)	(%)	($)	($)	(#)
Timothy P. Cawley	630,400	250	1,576,000	88.52	17,800
Robert Hoglund	790,000	200	1,580,000	88.52	17,800
Deneen L. Donnley	600,000	150	900,000	88.52	10,200
Robert Sanchez	459,600	200	919,200	88.52	10,400
Mark Noyes	391,000	200	782,000	88.52	8,800
John McAvoy	1,340,000	500	6,700,000	88.52	75,700

Footnote:

(1) The share price is determined by taking 50% of the stock price excluding dividends and 50% of the Total Shareholder Return. The Total Shareholder Return is comprised of Monte Carlo Simulations which include volatility, risk-free rate of return, dividend yield, and grant price. Volatility is determined using daily closing stock prices over the period equal to the remaining term of the awards. The risk-free free rate of return is the U.S. Department of the Treasury ("U.S. Treasury") bill rate for the length of time equal to the remaining term of the awards.

The actual number of performance units that may be awarded to each Named Executive Officer for the 2020–2022 performance period may vary, from zero to a maximum of 190% of the 2020 target award, based on the achievement of three performance measures over the performance period as shown in the chart below. The maximum payout of the 2020 performance units (if any) represents the weighted average of each of the performance measures.



	Target Weight	Maximum Payout Relative to Target	Maximum Weighted Result
	(%)	(%)	(%)
Shareholder Return	50	200	100
Adjusted EPS	30	200	60
Operating Objectives	20	150	30
TOTAL			**190**

The Compensation Committee (i) determines the actual weighted result at the end of the 2020–2022 performance period and (ii) may exercise negative discretion to adjust the actual performance unit awards to be paid to a Named Executive Officer. The minimum, target, and maximum number of performance units that may be awarded to the Named Executive Officers for the 2020–2022 performance period are shown in the "*Grants of Plan-Based Awards Table*" on page 69.

"*Shareholder Return.*" A 50% target weight is assigned to the cumulative change in the Company's total shareholder return measure, set forth in the table below, compared with the Company's compensation peer group as constituted on the date the performance units were granted in 2020. In the event that the companies in the compensation peer group change during the performance period, the Compensation Committee will use the compensation peer group as constituted on the date the performance unit awards are granted. If a company ceases to be publicly traded before the end of the performance period, that company's total shareholder returns will not be used to calculate the total shareholder

return portion of the performance unit awards. The Compensation Committee believes that total shareholder return is a performance goal that aligns executive compensation with the creation of stockholder value. The levels of performance units are earned as follows:

	Shareholder Return	
	Company Percentile	**Payout Relative to Target[1]**
	Rating	**(%)**
Maximum	90th or greater	200
Target	50th	100
Minimum	25th	25
	Below 25th	0

Footnote:

(1)   Interpolated for actual performance between minimum, target, and maximum performance.

"*Adjusted EPS.*" A 30% target weight is assigned to the Company's three-year cumulative Adjusted EPS performance measure, set forth in the table below, that was established in the first quarter of 2020. The Compensation Committee believes that Adjusted EPS furthers the achievement of strong, sustained long-term financial performance. The levels of performance units are earned as follows:

	Three-Year Cumulative Adjusted EPS[1]	
	Performance Goal	**Payout Relative to Target[2]**
	($)	**(%)**
Maximum	≥ 15.05	200
Target	13.44	100
Minimum	< 11.83	0

Footnotes:

(1) Adjusted EPS is the Company's earnings per share based on adjusted earnings, which excludes the impact of certain items from net income determined in accordance with GAAP. Information on how the Company calculates Adjusted EPS is disclosed in the "*Non-GAAP Financial Measures*" section (on pages 11 through 13) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020; It is referred to as adjusted earnings per share.

(2) Interpolated for actual performance between minimum, target, and maximum performance.

"*Operating Objectives.*" A 20% target weight is assigned to the Company's operating objectives measure, set forth in the table below, that was established in the first quarter of 2020. The Compensation Committee believes that the operating objectives further long-term reliability and foster environmental sustainability. The levels of performance units are earned as follows:

Operating Objectives (5% weight for each objective below)	Performance Goals		
	Minimum	**Target**	**Maximum**
Customer Service System Work Plan Milestones/Tasks	< 6	8	10
Cyber Security Work Plan Milestones/Tasks	< 3	4[2]	5
Clean Energy and Electrification Work Plan Milestones/Tasks	< 2	3[2]	5
Growth in Renewable Portfolio (MW (AC))[1]	< 52.5	105[3]	≥ 157.5
Payout Relative to Target (%)	0	100	150

Footnotes:

(1) Payout for Growth in Renewable Portfolio is interpolated for actual performance between minimum, target, and maximum performance.

(2) The Compensation Committee approves the annual work plan. Performance results are based on average achievement over the three-year period. The target approved by the Compensation Committee for 2020 applies to the first year of the three-year performance period for the 2020 performance units for both Cyber Security and Clean Energy and Electrification Work Plans. For Cyber Security only, the work plan represents the second year of the three-year performance period for the 2019 performance units, and the third year of the three-year performance period for the 2018 performance units.

(3) The Compensation Committee approves annual plan levels on a three-year cumulative basis. The target approved by the Compensation Committee for 2020 applies to the first year of the three-year performance period for the 2020 performance units, the second year of the three-year performance period for the 2019 performance units, and the third year of the three-year performance period for the 2018 performance units.

Calculation of Payout of 2018 Performance Unit Awards

Following the end of the performance period for each outstanding performance unit, the Compensation Committee reviews the Company's achievement of the performance measures. The Compensation Committee evaluates and approves the Company's performance relative to target and pays out the performance units in either cash and/or shares of Company Common Stock (as elected by the Named Executive Officer), based on the attainment of the performance measures. In addition, each Named Executive Officer may elect to defer the receipt of the cash value of the performance units into the Company's deferred income plan and/or to defer the receipt of the shares.

For the 2018-2020 performance period, payouts of the performance units for each of the Named Executive Officers except Mr. Noyes were calculated based on the following non-discretionary formula:


2018 TARGET AWARD X 50% X WEIGHTED RESULTS FOR SHAREHOLDER RETURN
2018 TARGET AWARD X 30% X WEIGHTED RESULTS FOR ADJUSTED EPS
2018 TARGET AWARD X 20% X WEIGHTED RESULTS FOR OPERATING OBJECTIVES
2018 - 2020 AWARD

The performance units received by Mr. Noyes for the 2018-2020 performance period were based on a non-discretionary formula that did not include weighted results for Operating Objectives or Adjusted EPS. For Mr. Noyes, his 2018-2020 performance award was based on 50% weighted result for Shareholder Return and 50% weighted result for the 3-year average calculated payouts of his Annual Incentive Plan results.

The target award as a percentage of base salary and the target number of performance units awarded to each of the Named Executive Officers in 2018 for the 2018–2020 performance period are shown in the table below.

	2018 Target Award as a Percentage of Base Salary	2018 Target Award
	(%)	(#)
Timothy P. Cawley(1)	250	18,100
Robert Hoglund	200	18,000
Deneen L. Donnley(2)	—	—
Robert Sanchez	200	10,400
Mark Noyes(3)	100	4,500
John McAvoy	475	72,400

Footnotes:

(1) Mr. Cawley was President of Con Edison of New York at the time the 2018 performance units were awarded.

(2) Ms. Donnley was not an employee of the Company or any of its subsidiaries at the time the 2018 performance units were awarded.

(3) Mr. Noyes was President of Clean Energy Businesses at the time the 2018 performance units were awarded. Mr. Noyes assumed the position of President and Chief Executive Officer of Clean Energy Businesses on January 1, 2020.

"*Shareholder Return.*" For each of the Named Executive Officers, a 50% target weight was assigned to the cumulative change in the Company's total shareholder return measure, set forth in the table below, compared with the Company's compensation peer group as constituted on the date the performance units were granted in 2018.

	Shareholder Return		
	Company Percentile Rating	**Payout Relative to Target[1]**	**Weight**
		(%)	**(%)**
Maximum	90th or greater	200	100
Target	50th	100	50
Minimum	25th	25	25
	Below 25th	0	0
Actual	**16th percentile**	**0**	**0**

Footnote:

(1) Interpolated for actual performance between minimum, target, and maximum performance.

"*Adjusted EPS.*" For each of the Named Executive Officers except Mr. Noyes, a 30% target weight was assigned to the Company's three-year cumulative Adjusted EPS performance measure, set forth in the table below.

	Three-Year Cumulative Adjusted EPS			
	Performance Relative to Target	**Performance Goal**	**Payout Relative to Target[1]**	**Weight**
	(%)	**($)**	**(%)**	**(%)**
Maximum	≥ 112	≥ 14.80	200	60
Target	100	13.21	100	30
Minimum	< 88	< 11.62	0	0
Actual	**97.6**	**12.89[2]**	**84.9**	**25.5**

Footnotes:

(1) Interpolated for actual performance between minimum, target, and maximum performance.

(2) Excludes effects of the Hypothetical Liquidation at Book Value and net mark-to-market accounting of the Clean Energy Businesses.

"*Operating Objectives.*" For each of the Named Executive Officers except Mr. Noyes, a 20% target weight was assigned to the Company's operating objectives measure, set forth in the table below.

Operating Objectives	Performance Goals			Achievement Relative to Target[1]		Payout Relative to Target
	Minimum	Target	Maximum			
2018-2020 (each 5% weight)	(#)	(#)	(#)	(#)	(%)	(%)
Advanced Metering Infrastructure Work Plan Milestones/Tasks	< 7	9	11	11	150	7.5
Cyber Security[2] Milestones/Tasks						
2018	< 4	5	6	6	150	—
2019	< 3	4	5	5	150	—
2020	< 3	4	5	5	150	—
Average	—	—	—	—	150	7.5
Gas Main Replacement (Con Edison of New York and Orange & Rockland) Number of Miles Completed	< 298	334	≥ 370	329	93.4	4.7
Growth in Renewable Portfolio (MW (AC))[3]						
2018	< 125.0	250	≥ 375.0	252	—	—
2019	< 22.0	44	≥ 66.0	54	—	—
2020	< 52.5	105	≥ 157.5	185	—	—
Cumulative	< 199.5	399	≥ 598.5	491	123	6.2
ACTUAL	—	—	—	—	**129.5**	**25.9**

Footnotes:

(1) Payouts for Gas Main Replacement and Growth in Renewable Portfolio were interpolated for actual performance between minimum, target, and maximum performance.

(2) The Compensation Committee approved annual work plans in 2018, 2019, and 2020. The performance results are based on the average achievement at the end of the three-year period.

(3) The Compensation Committee approved annual work plans in 2018, 2019, and 2020. The performance results are based on the cumulative achievement over the three-year period.

"*Incentive Plan.*" For Mr. Noyes, a 50% target weighting was assigned based on the 3-year average calculated payouts under the Clean Energy Businesses annual incentive plan for 2018 and 2019 and the Company's annual incentive plan for 2020.

2018	2019	2020	Average	Target Weight	Weighted Result
(%)	(%)	(%)	(%)	(%)	(%)
146.0	127.7	148.8	140.5	50	70.3

For each of the Named Executive Officers except Mr. Noyes, the payout of the performance units represents the weighted average of the percentage payout under each of the performance objectives as follows:

	Payout Relative to Target	Target Weight	Weighted Result
	(%)	(%)	(%)
Shareholder Return	0	50	0
Adjusted EPS	84.9	30	25.5
Operating Objectives	129.5	20	25.9
TOTAL	—	**100**	**51.4**

For Mr. Noyes, the payout of the performance units represents the weighted average of the percentage payout under each of the performance objectives as follows:

	Payout Relative to Target	Target Weight	Weighted Result
	(%)	(%)	(%)
Shareholder Return	0	50	0
Incentive Plan	140.5	50	70.3
TOTAL	—	**100**	**70.3**

The table below shows, for each Named Executive Officer, the calculation of the payout with respect to the performance units for the 2018-2020 performance period. The Compensation Committee did not exercise negative discretion to adjust the actual performance unit awards to be paid to any Named Executive Officer.

	2018 Target Award (in Units)	Weighted Result	2018 Actual Award Paid in 2021 (in Units)
	(#)	(%)	(#)
Timothy P. Cawley	18,100	51.4	9,303
Robert Hoglund	18,000	51.4	9,252
Deneen L. Donnley	—	—	—
Robert Sanchez	10,400	51.4	5,346
Mark Noyes	4,500	70.3	3,164
John McAvoy[1]	72,400	51.4	37,214

Footnote:

(1) Mr. McAvoy was the President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York until his retirement on December 28, 2020. He currently serves as Non-executive Chairman of the Board of the Company and Con Edison of New York. As per the terms of the Company's long term incentive plan, Mr. McAvoy is eligible for a full award subject to the achievement of the performance measures.

Total Actual Direct Compensation

The Company's executive compensation program is primarily performance based and seeks to align the performance goals with our overall business strategy and objectives. The information shown below supplements the information in the "*Summary Compensation Table*" on pages 67 through 68. The Summary Compensation Table includes several items that reflect accounting or actuarial assumptions rather than compensation actually received by the Named Executive Officers for the performance periods that ended on December 31, 2020. For example, the Summary Compensation Table combines pay actually received or earned (base salary and annual cash incentive awards) with the accounting value of equity compensation granted in 2020, which may be realized in the future or not at all. The Summary Compensation Table is also required to include the change in pension values that are based on actuarial assumptions and not compensation realized until retirement.

The table and bar graphs below present elements of pay that Timothy P. Cawley, John McAvoy, and the other Named Executive Officers (as a group) actually received (base salary and all other compensation) plus the gross amounts earned under the annual incentive plan for 2020, and upon the vesting of performance units for the 2018-2020 performance period, as shown in the "*Option Exercises and Stock Vested Table*" on page 72.

	Year	Base Salary	Annual Cash Incentive	Long-term Stock Incentives	All Other Compensation[1]	Total
	(#)	($)	($)	($)	($)	($)
Timothy P. Cawley[2]	2020	745,242	493,800	651,675	43,762	1,934,479
John McAvoy[3]	2020	1,362,292	1,623,200	2,606,840	71,954	5,664,286
All Other NEOs (as a group)	2020	2,365,216	1,983,900	1,244,228	445,855	6,039,199

Footnotes:

(1) Please refer to the "*All Other Compensation*" column in the "*Summary Compensation Table*" on pages 67 through 68 for details regarding amounts included.

(2) Mr. Cawley's pay elements reflect his position as President, Con Edison of New York for 2020. Mr. Cawley became President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 29, 2020, upon Mr. McAvoy's retirement.

(3) Mr. McAvoy's pay elements reflect his position as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York until his retirement on December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.



2020 Total Actual Direct Compensation ($ million)

Retirement and Other Benefits

The Company provides employees with a range of retirement and welfare benefits that reflect the competitive practices of the utility industry. These benefits assist the Company in attracting, retaining, and motivating employees critical to its long-term success. Named Executive Officers are eligible for retirement benefits under certain of the following Company plans depending on their date of hire and subsequent elections:

- tax-qualified defined benefit pension plan and its related non-qualified supplemental retirement income plan (collectively, the "defined benefit pension plans") (closed to new and rehired management employees as of December 31, 2016);

- tax-qualified defined contribution pension plan and its related non-qualified defined contribution supplemental pension plan (collectively, the "defined contribution pension plans"); and

- tax-qualified savings plan and its related non-qualified deferred income plan (collectively, the "savings plans").

Named Executive Officers are also eligible for additional benefits under the following Company plans:

- stock purchase plan; and
- health and welfare plans.

Pension Plans

The Company maintains a tax-qualified defined benefit pension plan that covers substantially all of the Company's employees, including some of the Named Executive Officers, hired before 2017. All management employees, including some of the Named Executive Officers, whose benefits under the pension plan are limited by the Internal Revenue Code, are eligible to participate in a non-qualified supplemental retirement income plan. The estimated pension benefits payable for those Named Executive Officers (determined on a present value basis) under the pension plans are described in the "*Defined Benefit Pension Table*" and the narrative to the "*Defined Benefit Pension Table*" on page 74.

As required by SEC rules, the "*Change in Pension Value and Non-Qualified Deferred Compensation Earnings*" column of the "*Summary Compensation Table*" on pages 67 through 68 sets forth the year-over-year change in the actuarial present value of the accumulated pension benefits for each Named Executive Officer under the defined benefit pension plans.

The change in the actuarial present value of an accumulated pension benefit is subject to many external variables, including fluctuations in interest rates and changes in actuarial assumptions, and does not represent actual compensation paid to the Named Executive Officers in 2020. Instead, the amounts represent changes in the estimated pension benefits payable to the Named Executive Officers based on the year-over-year difference between the amounts required to be disclosed in the "*Defined Benefit Pension Table*" on page 74 as of December 31, 2020 and the amounts reported in the "*Pension Benefits Table*" in the 2020 proxy statement on page 65 as of December 31, 2019.

The change in the actuarial present value of the Company's President and Chief Executive Officer and Con Edison of New York's Chief Executive Officer, Mr. Cawley's, accumulated pension benefit in 2020 was $4,696,808, which was primarily due to the decrease in the assumed discount rate from 3.35% to 2.55%.

The change in the actuarial present value of the Company's former President and Chief Executive Officer and Con Edison of New York's former Chief Executive Officer, Mr. McAvoy's, accumulated pension benefit in 2020 was $6,390,264, which was primarily due to the decrease in the assumed discount rate from 3.35% to 2.55%.

The Company also maintains, effective as of January 1, 2017, a defined contribution pension formula within the tax qualified savings plan that, following the closure of the tax-qualified qualified defined benefit pension plan to new management participants, covers all new and rehired management employees of the Company. Effective January 1, 2019, the Company established a supplemental defined contribution pension formula which covers all eligible management employees. All Company contributions allocated to the Named Executive Officers under the defined contribution pension formula and the supplemental defined contribution plan are included in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 67 through 68.

Savings Plans

The Company maintains a tax-qualified savings plan that covers substantially all of the Company's employees, including the Named Executive Officers. All management employees, including the Named Executive Officers, whose benefits under the savings plan are subject to the compensation limit in the Internal Revenue Code, are eligible to participate in a deferred income plan, a non-qualified deferred compensation plan. The Internal Revenue Code compensation limit for 2020 was $285,000. Named Executive Officers may elect to defer a portion of their salary into the deferred income plan. The deferred income plan is described in the narrative to the "*Non-Qualified Deferred Compensation Table*" on page 76. All Company contributions allocated to the Named Executive Officers under the savings plan and credited under the deferred income plan are included in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 67 through 68.

Eligibility for Pension Plans and Savings Plan

The table below indicates the pension plans and savings plans that each Named Executive Officer participates in or will accumulate retirement benefits under based on date of hire and subsequent elections.

	Defined Benefit Pension Plans			Defined Contribution Plans		
	Final Average Pay Formula	Cash Balance Formula	Supplemental Retirement Income Plan	Thrift Savings Plan	Defined Contribution Pension Formula	Supplemental Defined Contribution Pension Formula
Timothy P. Cawley	●		●	●		
Robert Hoglund		●	●	●	●	●
Deneen L. Donnley				●	●	●
Robert Sanchez	●		●	●		
Mark Noyes				●	●	●
John McAvoy	●		●	●		

Stock Purchase Plan

The stock purchase plan covers substantially all of the Company's employees, including the Named Executive Officers, and provides the opportunity to purchase shares of Company Common Stock. The stock purchase plan is described in Note N to the financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Health and Welfare Plans

Active employee benefits, such as medical, prescription drug, dental, vision, life insurance, and disability coverage, are available to substantially all employees, including the Named Executive Officers, through the Company's health and welfare benefits plans. Employees contribute toward the cost of most of the health plans by paying a portion of the premium costs on a pre-tax basis. Employees may purchase additional life insurance and disability coverage on an after-tax basis. Officers, including the Named Executive Officers, may purchase supplemental health benefits on an after-tax basis. The Company also provides all employees with paid time-off benefits, such as vacation and sick leave.

Perquisites and Personal Benefits

The Company provides certain officers, including the Named Executive Officers, with limited perquisites that are competitive with industry practices. The Compensation Committee reviews the level of perquisites and personal benefits annually. The Company provides the following perquisites, the costs of which, if used by a Named Executive Officer in 2020, are set forth in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 67 through 68:

▪ supplemental health insurance;

▪ reimbursement for reasonable costs of financial planning; and

▪ a company vehicle and, in the case of the Chief Executive Officer, a company vehicle and driver.

Severance and Change of Control Benefits

The Company provides for the payment of severance benefits upon certain types of employment terminations. Providing severance and change of control benefits assists the Company in attracting and retaining executive talent and reduces the personal uncertainty that executives are likely to feel when considering a corporate transaction. These arrangements also provide valuable retention incentives that focus executives on completing such transactions, thus, enhancing long-term stockholder value. The compensation under the various circumstances that trigger payments or provision of benefits upon termination or a change of control was chosen to be broadly consistent with prevailing competitive practices.

Officers of the Company, including the Named Executive Officers, are provided benefits under the officers' severance program. The severance benefits payable to each Named Executive Officer are described in footnotes (2) and (3) to the "*Potential Payments Upon Termination of Employment or Change of Control*" table on page 78. The estimated severance benefits that each Named Executive Officer would be entitled to receive upon a hypothetical termination of employment are set forth in the "*Potential Payments Upon Termination of Employment or Change of Control*" table beginning on page 78.

Risk Mitigation

Stock Ownership Guidelines

The Company has stock ownership guidelines for senior officers, including the Named Executive Officers. For 2020, the stock ownership guidelines for the Company's Named Executive Officers were as follows:

	Multiple of Base Salary
Timothy P. Cawley[1]	3 ×
Robert Hoglund	2 ×
Deneen L. Donnley	1 ×
Robert Sanchez	2 ×
Mark Noyes	2 ×
John McAvoy[2]	3 ×

Footnotes:

(1) Mr. Cawley's ownership guideline reflects his new position as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York. Mr. Cawley's ownership guideline was 2x as President, Con Edison of New York.

(2) Mr. McAvoy's ownership guideline reflects his position as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York until his retirement on December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

Officers of the Company subject to the guidelines have five years from January 1st after their appointment to one of the covered titles to achieve the guideline. Officers who are promoted to a position with a higher ownership requirement have five years from January 1st after their appointment to meet the higher guideline. In January 2021, it was determined that, as of December 31, 2020, the Named Executive Officers either met their ownership guideline or are making reasonable progress toward their guideline.

For purposes of the guidelines:

- "Stock ownership" includes the value of the officers' individually-owned shares, the value of vested restricted shares and performance-based restricted shares, and shares held under the Company's benefit plans. Equity-based incentive compensation held by the Company's officers is based 100% on performance. Restricted stock and restricted stock units do not vest until after the end of the performance period and performance is determined by the Compensation Committee.

- "Net shares" means the shares remaining after sale of shares necessary to pay the related tax liability and, if applicable, exercise price.

- While stock options may be granted under the Company's long term incentive plan, the Company has no outstanding stock options.

- The officers covered by the guidelines are expected to retain for at least one year a minimum of 25% of the net shares acquired upon exercise of stock options and 25% of the net shares acquired pursuant to vested restricted stock and restricted stock unit grants until their holdings of Company Common Stock equal or exceed their applicable ownership guidelines.

- The one-year period is measured from the date the stock options are exercised or the restricted stock or restricted stock units vest, as applicable.

No Hedging and No Pledging

To encourage a long-term commitment to the Company's sustained performance, the Company's Hedging and Pledging Policy and Insider Trading Policy prohibit all directors and the Named Executive Officers, respectively, from shorting, hedging, and pledging Company securities or holding Company securities in a margin account as collateral for a loan. All officers, finance department employees, employees who receive or review drafts of the Company's financial statements, employees who work in the Corporate Secretary's office, and any other employee specifically designated by the General Counsel are also covered by the Insider Trading Policy's prohibition on hedging and pledging.

Recoupment (Clawback) Policy

In 2010, the Company adopted a Recoupment Policy (commonly referred to as a "clawback policy"). The Recoupment Policy allows the Company to recoup excess incentive-based compensation received by any current or former officer during the three-year period preceding the date on which the Company's Audit Committee determines that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the securities laws. The Recoupment Policy applies to the long-term incentive-based compensation awards under the Company's long term incentive plan, and the incentive-based compensation payments made under the Company's annual incentive plan.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code generally precludes a public corporation from taking an income tax deduction for compensation in excess of $1 million payable in any fiscal year to the corporation's chief executive officer and other "covered employees," as defined in Section 162(m). Prior to January 1, 2018, an exception to this deduction limit was available for "performance-based" compensation that was approved by stockholders and otherwise satisfied certain other requirements under Section 162(m). As a result of tax legislation enacted in December 2017, the performance-based compensation exception is no longer available to public corporations for taxable years beginning after December 31, 2017, other than pursuant to certain "grandfathered" compensation arrangements that were in effect on, and not materially modified after, November 2, 2017. While our executive compensation program has sought to maximize the tax deductibility of compensation payable to the Named Executive Officers to the extent permitted by law, the Compensation Committee continues to retain flexibility to make compensation decisions that are driven by market competitiveness and based on the other factors discussed in this Compensation Discussion and Analysis when necessary or appropriate (as determined by the Compensation Committee in its sole discretion) to enable the Company to continue to attract, retain, reward, and motivate its highly-qualified executives.

SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the compensation for the Named Executive Officers for the fiscal years ended December 31, 2020, 2019, and 2018. Information for Deneen L. Donnley and Mark Noyes for fiscal years ended December 31, 2018 and 2019 is not provided because they were not Named Executive Officers in those years.

Name & Principal Position	Year (#)	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Securities and Exchange Commission Total(5) ($)	Securities and Exchange Commission Total Without Change in Pension Value(6) ($)
Timothy P. Cawley(7) President and Chief Executive Officer of the Company and President, Con Edison of New York	2020 2019 2018	745,242 628,867 611,000	— — —	1,483,852 1,464,760 1,242,203	493,800 491,700 494,500	4,696,808 4,381,349 307,835	43,762 40,905 37,951	7,463,464 7,007,581 2,693,489	2,766,656 2,626,232 2,385,654
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	2020 2019 2018	812,000 788,083 765,142	— — —	1,483,452 1,464,760 1,235,340	574,500 382,400 395,400	67,818 75,101 (110,367)	191,650 808,645 171,838	3,129,420 3,518,989 2,457,353	3,061,602 3,443,888 2,567,720
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	2020	611,000	—	850,068	403,100	—	108,626	1,972,794	1,972,794
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	2020 2019 2018	510,383 457,850 437,883	— — —	866,736 838,908 713,752	482,500 509,200 420,000	1,203,531 1,787,377 378,160	36,314 19,624 19,647	3,099,464 3,612,959 1,969,442	1,895,933 1,825,582 1,591,282
Mark Noyes President and Chief Executive Officer, Clean Energy Businesses	2020	431,833	—	733,392	523,800	—	109,265	1,798,290	1,798,290
John McAvoy Non-executive Chairman, and Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York(8)	2020 2019 2018	1,362,292 1,336,667 1,296,667	— — —	6,308,838 5,912,304 4,968,812	1,623,200 1,621,400 1,675,400	6,390,264 6,398,445 1,750,204	71,954 76,469 74,775	15,756,548 15,345,285 9,765,858	9,366,284 8,946,840 8,015,654

Footnotes:

(1) Dividends and dividend equivalents are not paid and do not accrue on awards until after the Compensation Committee has approved the results of the pre-established objectives. Amounts shown reflect the assumptions used for the Company's financial statements. (See Note N to the financial statements in the Company's Annual Report on Form 10-K.) Actual value to be realized, if any, on awards by the Named Executive Officers will depend on the satisfaction of certain pre-established objectives, the performance of Company Common Stock, and the Named Executive Officer's continued service. The awards granted for fiscal year 2020 are set forth on the "*Grants of Plan-Based Awards Table*" on page 69. Based on the fair value at grant date, the following are the maximum potential values of the performance units for the 2020–2022 performance period granted under the long term incentive plan assuming maximum level of performance is achieved: Mr. Cawley $2,818,559; Mr. Hoglund $2,818,559; Ms. Donnley $1,615,129; Mr. Sanchez $1,646,798; Mr. Noyes $1,393,445; and Mr. McAvoy $11,986,792. The amount shown for Mr. McAvoy reflects the full amount of his performance unit awards; however, the future payout of his performance unit awards will be pro rated in accordance with the terms of the long term incentive plan to reflect the portion of the period for which he was employed. Mr. McAvoy retired effective December 28, 2020.

(2) The amounts paid were awarded under the annual incentive plan.

(3) Amounts do not represent actual compensation paid. Instead, the amounts represent the aggregate change in the actuarial present value for Messrs. Cawley, Sanchez, and McAvoy, and the change in account balance for Mr. Hoglund of the accumulated pension benefit based on the difference between the amounts required to be disclosed in the "*Pension Benefits Table*" for the year indicated and the amounts reported or that would have been reported in the "*Pension Benefits Table*" for the previous year.

(4) For 2020, the amount reported in the "*All Other Compensation*" column for each Named Executive Officers is as follows:

	Timothy P. Cawley	Robert Hoglund	Deneen L. Donnley	Robert Sanchez	Mark Noyes	John McAvoy
	($)	($)	($)	($)	($)	($)
Personal use of Company provided vehicle	8,007	3,815	8,236	8,002	—	7,986
Transportation Allowance					20,400	
Driver costs	—	—	—	—	—	2,488
Financial planning	11,800	11,800	13,000	13,000	—	18,500
Supplemental health insurance	2,947	2,947	654	—	—	2,194
Company matching contributions:						
Qualified savings plan	7,201	16,032	17,100	8,550	17,100	8,467
Non-qualified deferred income plan	13,807	31,620	19,560	6,762	8,810	32,319
Company non-elective contributions						
Qualified defined contribution pension formula	—	21,468	19,420	—	8,550	—
Non-qualified defined contribution pension formula	—	103,968	30,656	—	54,405	—
Total	43,762	191,650	108,626	36,314	109,265	71,954

The value of the items in the table are based on the aggregate incremental cost, which except for the Company provided vehicle, is the actual cost to the Company. The cost of the Company provided vehicle was determined based on the personal use of the vehicle as a percentage of total usage compared to the lease value of the vehicle. The Company did not provide above-market or preferential earnings with respect to the non-qualified deferred compensation arrangements.

(5) As per the applicable SEC rules, represents, for each Named Executive Officer, the total of amounts shown for the Named Executive Officer in all other columns of the table.

(6) To show the effect that the year-over-year change in pension value had on total compensation, this column is included to show total compensation minus the change in pension value. The amounts reported in the "*Securities and Exchange Commission Total Without Change in Pension Value*" column may differ substantially from the amounts reported in the "*Securities and Exchange Commission Total*" column required under SEC rules and are not a substitute for total compensation. The "*Securities and Exchange Commission Total Without Change in Pension Value*" column represents total compensation, as required under applicable SEC rules, minus the change in pension value reported in the "*Change in Pension Value and Non-Qualified Deferred Compensation Earnings*" column. See "*Compensation Discussion and Analysis—Retirement and Other Benefits—Pension Plans*" on page 63.

(7) Mr. Cawley was promoted to President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 29, 2020, upon Mr. McAvoy's retirement.

(8) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information with respect to the grant of equity plan awards and non-equity incentive plan awards awarded to the Named Executive Officers for the fiscal year ended December 31, 2020.

Name & Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Grant Date Fair Value of Stock Awards[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	($)
Timothy P. Cawley President and Chief Executive Officer of the Company and President, Con Edison of New York	2/19/2020	75,000	600,000	1,170,000	445	17,800	33,820	1,483,452
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	2/19/2020	76,313	610,500	1,190,475	445	17,800	33,820	1,483,452
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	2/19/2020	53,550	428,400	835,380	255	10,200	19,380	850,068
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	2/19/2020	51,500	412,000	824,000	260	10,400	19,760	866,736
Mark Noyes President and Chief Executive Officer, Clean Energy Businesses	2/19/2020	44,000	352,000	704,000	220	8,800	16,720	733,392
John McAvoy[4] Non-executive Chairman, and Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York	2/19/2020	215,625	1,725,000	3,363,750	1,893	75,700	143,830	6,308,838

Footnotes:

(1) Represents annual cash incentive award opportunity awarded under the Company's annual incentive plan. (See "*Compensation Discussion and Analysis—Compensation Elements—Annual Incentive Compensation*" beginning on page 48.)

(2) Represents grants of performance units for the 2020–2022 performance period granted under the Company's long term incentive plan. (See "*Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentive Compensation*" beginning on page 55.) Based on the fair value at grant date, the following are the maximum potential

values of the performance units for the 2020–2022 performance period granted under the long term incentive plan assuming maximum level of performance is achieved: Mr. Cawley $2,818,559; Mr. Hoglund $2,818,559; Ms. Donnley $1,615,129; Mr. Sanchez $1,646,798; Mr. Noyes $1,393,445; and Mr. McAvoy $11,986,792. The amounts shown for Mr. McAvoy reflect the full amount of his performance unit award; however, in accordance with the terms of the long term incentive plan, the future payout of his performance unit award will be pro rated based on the actual period of service from the grant date to the date of his retirement (December 28, 2020). Had the amounts shown for Mr. McAvoy's performance unit award been pro rated, his Threshold, Target, and Maximum would have been 632, 25,279, and 48,030, respectively; the grant date fair value would have been $2,106,752; and the maximum potential value would have been $4,002,820.

(3) The "*Grant Date Fair Value of Stock Awards*" column reflects the grant date fair value of the performance units for the 2020–2022 performance period. (See footnote (1) to the "*Summary Compensation Table*" on page 67.)

(4) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

OUTSTANDING EQUITY AWARDS TABLE

The following table sets forth certain information with respect to all unvested stock awards previously awarded to the Named Executive Officers as of the fiscal year ended December 31, 2020.

| | STOCK AWARDS[1] | |
| | Equity Incentive Plan Awards: Number of unearned shares, units or other rights held that have not vested | Equity Incentive Plan Awards: Market or Payout Value of unearned shares, units or other rights that have not vested |
Name & Principal Position	(#)	($)
Timothy P. Cawley President and Chief Executive Officer of the Company and President, Con Edison of New York	22,000[2] 17,800[3]	1,589,940 1,286,406
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	22,000[2] 17,800[3]	1,589,940 1,286,406
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	— 10,200[3]	— 737,154
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	12,600[2] 10,400[3]	910,602 751,608
Mark Noyes President and Chief Executive Officer, Clean Energy Businesses	11,000[2] 8,800[3]	794,970 635,976
John McAvoy[4] Non-executive Chairman, and Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York	88,800[2][5] 75,700[3]	6,417,576 5,470,839

Footnotes:

(1) Value of unvested performance-based equity awards using the closing price of $72.27 for a share of Company Common Stock on December 31, 2020.

(2) The number of performance units and payment amount of the performance units will be determined as of December 31, 2021 based on satisfaction of performance goals for the 2019–2021 performance cycle.

(3) The number of performance units and payment amount of the performance units will be determined as of December 31, 2022 based on satisfaction of performance goals for the 2020–2022 performance cycle.

(4) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

(5) The amounts shown for Mr. McAvoy reflect the full amount of his performance unit awards; however, in accordance with the terms of the long term incentive plan, the future payout of his performance unit awards will be pro rated based on the actual period of service from the grant date to the date of his retirement (December 28, 2020). Had the amounts shown for Mr. McAvoy's performance unit awards been pro rated, performance units and value on December 31, 2020 for the 2019–2021 and the 2020–2022 performance cycles would have been 59,227 and 25,279 units; and valued at $4,274,481 and $1,826,913, respectively.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth certain information with respect to all stock awards vested in 2020 for the Named Executive Officers.

Name & Principal Position	STOCK AWARDS[1]	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy P. Cawley President and Chief Executive Officer of the Company and President, Con Edison of New York	9,303	651,675
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	9,252	648,103
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	0	0
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	5,346	374,487
Mark Noyes President and Chief Executive Officer, Clean Energy Businesses	3,164	221,638
John McAvoy[2] Non-executive Chairman, and Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York	37,214	2,606,841

Footnotes:

(1) Represents the vesting of each Named Executive Officer's performance unit award for the 2018–2020 performance period, valued at $70.05, the closing price of Company Common Stock on February 17, 2021. Actual value realized by each Named Executive Officer will depend on each individual's payout election under the Company's long term incentive plan. Mr. McAvoy's stock award was pro rated based on the actual period of service from the grant date to the date of his retirement (December 28, 2020), in accordance with the terms of the long term incentive plan.

(2) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

PENSION BENEFITS

Pension Plan Benefits

The tax-qualified defined benefit pension plan covers the Named Executive Officers hired before 2017 with the exception of Mr. Noyes because employees of the Clean Energy Businesses are not eligible for the plan. The defined benefit pension plan was closed to new management and rehired management employees as of December 31, 2016 and, as a result, excludes Ms. Donnley. The supplemental retirement income plan provides certain highly compensated employees, including the Named Executive Officers, whose benefits are limited by the Internal Revenue Code, with that portion of their defined benefit pension benefit that represents the difference between: (i) the amount they would have received under the defined benefit pension plan absent Internal Revenue Code limitations; and (ii) the amount actually paid from the defined benefit pension plan. All amounts under the supplemental retirement income plan are paid out of the Company's general assets.

For management employees who participate in the defined benefit pension plan and who were hired before January 1, 2001, including Messrs. Cawley, Sanchez, and McAvoy, pension benefits are based on: (i) the participant's highest average salary for 48 consecutive months within the 120 consecutive months prior to retirement ("final average salary"); (ii) the portion of final average salary in excess of the Social Security Wage Base ($137,700 for 2020) in the year of retirement; and (iii) the participant's length of service. For purposes of the supplemental retirement income plan's final average salary formula, a participant's salary for a year is deemed to include any award under the Company's annual incentive plans paid for that year. Participants in the retirement plan's final average salary formula whose age and years of service equal 75, including Messrs. Cawley, Sanchez, and McAvoy, are entitled to an immediate or deferred lifetime annuity or a lump sum. Employees receiving retirement benefits under the final average salary formula are eligible to receive subsidized retiree medical benefits upon retirement.

For management employees who participate in the defined benefit pension plan and who were hired on or after January 1, 2001 but before January 1, 2017, including Mr. Hoglund, pension benefits are based on a cash balance formula that is expressed as a hypothetical account balance. Under the defined benefit pension plan's cash balance formula, the Company provides each participant with two allocations: (i) an allocation based on the participant's annual compensation (a compensation credit) and (ii) an allocation based on an interest percentage (an interest credit). The compensation credit percent, which can range from 4% to 7% depending on the participant's age and years of service, is applied to the participant's compensation during the quarter. In addition, a participant whose compensation exceeds the Social Security Wage Base ($137,700 for 2020) will receive a 4% credit on the amount of his or her compensation that exceeds the Social Security Wage Base. Cash balance accounts receive a quarterly interest credit at a rate equal to one-quarter (1/4) of the annual interest rate payable on the 30-year U.S. Treasury bond, subject to a minimum annual rate of 3% and a maximum annual rate of 9%. Benefit distributions are made in the form of an immediate or deferred lifetime annuity, although participants may also elect a lump sum payment.

Management employees hired or rehired by Con Edison of New York, Orange & Rockland, or Con Edison Transmission, on or after January 1, 2017, including Ms. Donnley, participate in the defined contribution pension formula within the savings plan. Management employees employed by Clean Energy Businesses on or after January 1, 2019, including Mr. Noyes, are also eligible to participate in the defined contribution pension formula within the savings plan. Until June 30, 2021, management employees covered under the cash balance formula in the defined benefit plan can make an election to earn future retirement benefits under the defined contribution pension formula in the savings plan rather than the defined benefit pension plan. Effective January 1, 2018, after 14 years of credited service under the cash balance formula in the defined benefit plan, Mr. Hoglund made this election and his first contribution to the defined contribution pension formula in the savings plan took effect on April 1, 2018. The Company continues to provide Mr. Hoglund's cash balance account in the defined benefit pension plan with interest credits attributable to his account balance prior to January 1, 2018.

The defined contribution pension formula in the savings plan for employees of Con Edison of New York, Orange & Rockland, and Con Edison Transmission provides the same level of Company compensation credits for a participant as the cash balance formula in the defined benefit pension plan. Employees of Clean Energy Businesses, including Mr. Noyes, receive a fixed three percent compensation credit. Under the defined contribution pension formula in the savings plan,

participating employees make their own investment elections and are responsible for their own investment results. The following table shows how the compensation credit is calculated for Mr. Hoglund and Ms. Donnley.

Age Plus Years of Service	Crediting Rate on Compensation (%)	Plus +	Crediting Rate on Compensation Above Social Security Wage Base (%)
At Least 50 but less than 65	6		4
65 and Over	7		4

Defined Benefit Pension Table

The following table shows certain pension benefits information for each Named Executive Officer except Ms. Donnley and Mr. Noyes as of December 31, 2020.

Name & Principal Position	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments during Last Fiscal Year ($)
Timothy P. Cawley President and Chief Executive Officer of the Company and President, Con Edison of New York	Retirement Plan Supplemental Retirement Income Plan	34 34	2,680,364 9,626,416	0 0
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	Retirement Plan Supplemental Retirement Income Plan	14 19[2]	374,670 1,994,154	0 0
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	Retirement Plan Supplemental Retirement Income Plan	31 31	2,559,770 3,967,113	0 0
John McAvoy[3] Non-executive Chairman, and Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York	Retirement Plan Supplemental Retirement Income Plan	41 41	3,520,177 35,047,778	0 0

Footnotes:

(1) Amounts were calculated as of December 31, 2020 using the assumptions that were used for the Company's financial statements. (See Note E to the financial statements in the Company's Annual Report on Form 10-K for material assumptions.)

(2) As part of Mr. Hoglund's employment offer in 2004, the Company agreed to provide him with an additional ten years of service to offset part of the long-term incentives forfeited upon leaving his previous employer. Five of the additional ten years of service vested on April 1, 2014 after he completed ten years of continuous employment and were credited to the supplemental retirement income plan. The remaining five years would have vested on April 1, 2019 after he completed 15 years of continuous service. However, effective January 1, 2018, after 14 years of credited service under the cash balance formula in the defined benefit plan, Mr. Hoglund elected to participate in the defined contribution pension formula in the savings plan. As a result, Mr. Hoglund's years of credited service under the cash balance formula were frozen effective April 1, 2018. The remaining five years of service were credited under the defined contribution pension formula in the savings plan.

(3) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

NON-QUALIFIED DEFERRED COMPENSATION

Deferred Income Plan

All management employees, including the Named Executive Officers, whose benefits under the tax-qualified savings plan, described on page 64, are subject to the compensation limit in the Internal Revenue Code, are eligible to participate in a deferred income plan, a non-qualified deferred compensation plan. (The Internal Revenue Code limit for 2020 was $285,000.) The deferred income plan permits participating employees, including the Named Executive Officers, to defer on a before-tax basis: (i) up to 50% of their base salary; (ii) all or a portion of their annual incentive award; and (iii) the cash value of any restricted stock unit awards. Under the deferred income plan, the Company credits participating employees with a Company matching contribution on that portion of their contributions that cannot be matched under the tax-qualified savings plan because of Internal Revenue Code limitations. Participants whose benefits under the defined contribution pension formula in the savings plan who were subject to the compensation limits in the Internal Revenue Code in 2018, received those benefits in the deferred income plan.

Earnings on amounts contributed under the deferred income plan reflect investment in accordance with participating employees' investment elections. Deferrals and any earnings thereon are always 100% vested. Company non-elective contributions vest 100% three years after a participating employee's date of hire.

There were no above-market or preferential earnings with respect to the deferred income plan. Individuals participating in the deferred income plan may elect to receive the performance of institutionally managed funds. Participants may change their investment allocation once per calendar quarter. All amounts distributed from the deferred income plan are paid out of the Company's general assets.

Savings Plan

Employees who participate in the savings plan, including the Named Executive Officers, may contribute up to 50% of their compensation on a before-tax basis and/or an after-tax basis, into their savings plan accounts. For Messrs. Cawley, Sanchez, and McAvoy, whose pension benefit is based on the final average salary formula in the defined benefit pension plan, the Company matches 50% for each dollar contributed by participating employees on the first 6% of their regular earnings. For Mr. Hoglund, Ms. Donnley, and Mr. Noyes, who participate in the defined contribution pension formula in the savings plan, the Company matches 100% for each dollar contributed by such participating employees on the first 4% of their regular earnings plus an additional 50% for each dollar contributed on the next 4% of their regular earnings.

Under the defined contribution pension formula in the savings plan, the Company makes non-elective employer contributions for employees of Con Edison of New York, Orange & Rockland, and Con Edison Transmission at the same level as it would under the cash balance formula in the defined benefit pension plan. Contributions for employees of Clean Energy Businesses are fixed at 3% of eligible compensation. Effective January 1, 2018, Robert Hoglund made an election to earn future retirement benefits under the defined contribution pension formula in the savings plan instead of the cash balance formula under the defined benefit pension plan.

Management employees who participate in the defined contribution pension formula and are subject to Internal Revenue Code limits, are eligible to participate in the supplemental defined contribution pension formula.

The cash balance formula and the defined contribution pension formula are both described in the narrative to the "*Defined Benefit Pension Table*" on page 74.

Amounts deferred under the savings plan and the deferred income plan by the Named Executive Officers are included in the "*Salary*" and "*Non-Equity Incentive Plan Compensation*" columns of the "*Summary Compensation Table*" on pages 67 through 68. Company matching contributions and non-elective contributions under the defined contribution pension formula to the Named Executive Officers under the savings plan and the deferred income plan are shown in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 67 through 68. Amounts realized upon vesting of stock awards that were deferred into the deferred income plan, if any, are shown on the "*Value Realized on Vesting*" column of the "*Option Exercises and Stock Vested Table*" on page 72.

Non-Qualified Deferred Compensation Table

The following table sets forth certain information with respect to non-qualified deferred compensation for each Named Executive Officer as of December 31, 2020.

Name & Principal Position	Plan Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings/ (Losses) in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
Timothy P. Cawley President and Chief Executive Officer of the Company and President, Con Edison of New York	Deferred Income Plan	27,615	13,807	347,065	0	1,853,025
Robert Hoglund Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	Deferred Income Plan	233,360	31,620	828,934	0	3,569,986
	Supplemental Defined Contribution Pension Formula in Savings Plan	—	103,968	242,671	0	1,131,120
Deneen L. Donnley Senior Vice President and General Counsel of the Company and Con Edison of New York	Deferred Income Plan	26,080	19,560	4,682	0	50,322
	Supplemental Defined Contribution Pension Formula in Savings Plan		30,656	4,465		35,121
Robert Sanchez President and Chief Executive Officer, Orange & Rockland	Deferred Income Plan	13,523	6,762	37,626	0	171,010
Mark Noyes President and Chief Executive Officer, Clean Energy Businesses	Deferred Income Plan	11,747	8,810	36,293	0	161,195
	Supplemental Defined Contribution Pension Formula in Savings Plan[5]		54,405	17,686		75,462
John McAvoy[5] Non-executive Chairman, and Former President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York	Deferred Income Plan	64,638	32,319	256,393	0	3,998,774

Footnotes:

(1)   Amounts set forth under "*Executive Contributions in Last FY*" column are reported in either: (i) the "*Salary*" column of the "*Summary Compensation Table*" on pages 67 through 68; (ii) the "*Value Realized on Vesting*" column of the "*Option Exercises and Stock Vested Table*" on page 72; or (iii) the "*Non-Equity Incentive Plan Compensation*" column of the "*Summary Compensation Table*" of the Company's proxy statements for its 2020 and 2021 annual meetings of stockholders, as applicable.

(2)   The amounts set forth under the "*Registrant Contributions in Last FY*" column are reported in the "*All Other Compensation*" column of the "*Summary Compensation Table*" on pages 67 through 68.

(3)   Represents earnings or losses on accounts for fiscal year 2020. No amounts set forth under "*Aggregate Earnings/(Losses) in Last FY*" column have been reported in the "*Summary Compensation Table*" on pages 67 through 68, as there were no above-market or preferential earnings credited to any Named Executive Officer's account.

(4) Aggregate account balances in the non-qualified deferred compensation plans as of December 31, 2020:

Deferred Income Plan	Timothy P. Cawley ($)	Robert Hoglund ($)	Deneen L. Donnley ($)	Robert Sanchez ($)	Mark Noyes ($)	John McAvoy ($)
Executive contributions	1,168,514	1,419,633	26,080	83,327	71,277	3,056,860
Company matching contributions	54,040	302,656	19,560	18,867	32,606	216,615
Company non-elective contributions	—	89,089	—	—	—	—
Earnings	630,471	1,758,608	4,682	68,815	57,312	725,299
Total	1,853,025	3,569,986	50,322	171,009	161,195	3,998,774
Supplemental Defined Contribution Pension Plan						
Company non-elective contributions	0	193,417	30,656	0	57,678	0
Earnings	0	234,906	4,465	0	17,686	0
Total	0	428,323	35,121	0	75,364	0

Mr. Noyes receives an annual contribution of $50,000 to his supplemental defined contribution pension formula account in the savings plan as part of his compensation package.

(5) Mr. McAvoy retired as President and Chief Executive Officer of the Company and Chief Executive Officer of Con Edison of New York effective December 28, 2020. He serves as Non-executive Chairman of the Board of the Company and Con Edison of New York.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Severance Program for Officers of the Company and its subsidiaries (the "Severance Program") provides compensation to officers, including the Named Executive Officers, in the event of certain terminations of employment or a change of control of the Company. The amount of compensation that is potentially payable to each Named Executive Officer in each situation is listed in the table. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to these Named Executive Officers, which would only be known at the time that they become eligible for payment. The table reflects the amount that could be payable under the Severance Program assuming such termination occurred at December 31, 2020. The price per share of Company Common Stock on December 31, 2020 was $72.27 per share.

Name & Principal Position	Executive Benefits and Payments Upon Termination[1]	Resignation for any Reason (prior to CIC) or Resignation without Good Reason (following a CIC) ($)	Retirement ($)	Termination without Cause[2] ($)	Termination for Cause ($)	Termination without Cause or Resignation for Good Reason (following a CIC)[3] ($)	Death or Disability ($)
Timothy P. Cawley	Severance	0	0	4,375,000	0	7,187,500	0
President and Chief Executive Officer of the Company and President, Con Edison of New York	Long-term plan incentives[4]	0	2,876,346[5]	2,876,346[5]	0	2,876,346[5]	2,876,346[5]
	Benefits and Perquisites	0	0	3,000,374	0	5,975,747	1,250,000
	Total[6]	0	2,876,346	10,251,720	0	16,039,593	4,126,346
Robert Hoglund	Severance	0	0	2,035,000	0	3,459,500	0
Senior Vice President and Chief Financial Officer of the Company and Con Edison of New York	Long-term plan incentives[4]	0	2,876,346[5]	2,876,346[5]	0	2,876,346[5]	2,876,346[5]
	Benefits and Perquisites	0	0	217,151	0	409,302	814,000
	Total[6]	0	2,876,346	5,128,497	0	6,745,148	3,690,346
Deneen L. Donnley	Severance	0	0	1,468,800	0	2,509,200	0
Senior Vice President and General Counsel of the Company and Con Edison of New York	Long-term plan incentives[4]	0	737,154[5]	737,154[5]	0	737,154[5]	737,154[5]
	Benefits and Perquisites	0	0	138,536	0	252,072	612,000
	Total[6]	0	737,154	2,344,490	0	3,498,426	1,349,154
Robert Sanchez	Severance	0	0	1,339,000	0	2,266,000	0
President and Chief Executive Officer, Orange & Rockland	Long-term plan incentives[4]	0	1,662,210[5]	1,662,210[5]	0	1,662,210[5]	1,662,210[5]
	Benefits and Perquisites	0	0	782,119	0	1,539,238	515,000
	Total[6]	0	1,662,210	3,783,329	0	5,467,448	2,177,210
Mark Noyes	Severance	0	0	1,144,000	0	1,936,000	0
President and Chief Executive Officer, Clean Energy Businesses	Long-term plan incentives[4]	0	1,430,946[5]	1,430,946[5]	0	1,430,946[5]	1,430,946[5]
	Benefits and Perquisites	0	0	139,727	0	254,454	440,000
	Total[6]	0	1,430,946	2,714,673	0	3,621,400	1,870,946

Footnotes:

(1) Assumes the compensation of Messrs. Cawley, Hoglund, Sanchez, and Noyes and Ms. Donnley for 2020 is as follows: (i) Mr. Cawley's base salary equal to $1,250,000 and a target annual bonus equal to 125% of base salary; (ii) Mr. Hoglund's base salary equal to $814,000 and a target annual bonus equal to 75% of base salary; (iii) Ms. Donnley's base salary equal to $612,000 and a target annual bonus equal to 70% of base salary; (iv) Mr. Sanchez's base salary equal to $515,000 and a target annual bonus equal to 80% of base salary; and (v) Mr. Noyes's base salary equal to $440,000 and a target annual bonus equal to 80% of base salary. Benefits and perquisites include incremental non-qualified retirement plan amounts (supplemental retirement income plan), health care cost coverage, death benefit proceeds (deferred income plan), and outplacement costs. For disclosure of the benefits payable to each Named Executive Officer upon termination of employment under the Company's: (i) qualified and non-qualified retirement plans, see the "*Defined Benefit Pension Table*" and related footnotes on page 74; and (ii) non-qualified deferred compensation plan (deferred income plan), see the "*Non-Qualified Deferred Compensation Table*" and related footnotes on pages 76 through 77.

(2) As per the Severance Program, the Named Executive Officer's severance benefit pursuant to a termination without "Cause" (before a Change of Control or "CIC") is equal to: (i) a lump sum equal to any unpaid base salary and annual target bonus prorated through the termination date and any accrued vacation pay; (ii) a lump sum equal to the net present value of one additional year of service credit or compensation credits under the Company's retirement plans (assuming

compensation at Named Executive Officer's then annual rate of base salary and target annual bonus); (iii) a lump sum equal to 1x the sum of the Named Executive Officer's then base salary and target annual bonus; (iv) one year continuation of health and life insurance coverage and one year of additional service credit toward eligibility for (but not for commencement of) retiree benefits, and (v) one year of outplacement costs.

(3) As per the Severance Program, the Named Executive Officer's severance benefit under a termination without Cause or resignation for Good Reason (on or following CIC) is equal to the same severance benefit under a termination without Cause (before CIC) as described in footnote (2) except the amounts in clauses (ii), (iii), and (iv) are 2x instead of 1x.

(4) Potential payments under the long term incentive plan require the occurrence of a (i) CIC and (ii) qualifying termination of employment (a "CIC Separation from Service") unless the Compensation Committee determines otherwise.

(5) For disclosure purposes, the Compensation Committee is assumed to have taken action pursuant to the long term incentive plan to fully accelerate the vesting of target performance unit awards.

(6) The total amounts are in addition to: (i) vested or accumulated benefits under the Company's defined benefit pension plans, 401(k) plans, and non-qualified deferred compensation plans, which are set forth in the compensation disclosure tables; (ii) benefits paid by insurance providers under life and disability insurance policies; and (iii) benefits generally available to all management employees, such as accrued vacation.

A description of the assumptions that were used in creating the table for the Named Executive Officers is as follows:

Equity Acceleration

Separation from Service

With respect to unvested performance-based equity awards under the long term incentive plan, in the event of a Termination, Retirement, death, or Disability, the Compensation Committee has discretion to determine the terms of the awards (including, without limitation, to accelerate the vesting of unvested awards). Unless otherwise provided by the Compensation Committee, in the event of a Retirement, death, or Disability, performance-based equity awards vest pro rata through the date of the event.

For the purposes of the long term incentive plan: (i) "Termination" means a resignation or discharge from employment, except death, Disability or Retirement; (ii) "Retirement" means resignation on or after age 55 with at least five years of service; and (iii) "Disability" means an inability to work in any gainful occupation for which the person is reasonably qualified by education, training or experience because of a sickness or injury for which the person is under doctor's care.

Change in Control

As per the long term incentive plan, in the event of a CIC Separation from Service, unvested performance-based equity awards vest pro rata, assuming targeted performance was achieved.

For purposes of the long term incentive plan, "Change in Control" has the same meaning as "Change of Control" under the Severance Program.

For purposes of the long term incentive plan, a "CIC Separation from Service" means a termination without Cause or due to a resignation for Good Reason that occurs on or before the second anniversary following the occurrence of a Change in Control.

"*Cause*" means the conviction of the Named Executive Officer of a felony or the entering by the Named Executive Officer of a plea of *nolo contendere* to a felony, in either case having a significant adverse effect on the business and affairs of the Company.

"*Good Reason*" occurs if the Named Executive Officer resigns for any of the following reasons: (i) any material decrease in base compensation; (ii) any material breach by the Company of any material provisions of the long term incentive plan; (iii) a requirement by the Company for the Named Executive Officer to be based at any office or location more than 50 miles from the location the Named Executive Officer is employed prior to the Change in Control; or (iv) the assignment of any duties materially inconsistent in any respect with the Named Executive Officer's position, authority, duties, or responsibilities.

Incremental Retirement Amounts

As per the Severance Program, the amounts relating to the incremental retirement amounts in the table are based on the net present value of one additional year of service credit under the Company's retirement plans following a termination without Cause or a resignation for Good Reason (two additional years if such termination is in connection with a Change in Control)

assuming compensation at the Named Executive Officer's annual salary and target award, age 65 normal retirement, and the assumptions used to calculate lump sum benefits under the qualified retirement plan in December 2020.

The assumptions for Messrs. Cawley and Sanchez, include interest rates of 0.51% for the first five years, 2.31% for the next 15 years, and 3.15% thereafter (adjusted to 1.17%, 0.60% and 1.43%, respectively, to reflect cost of living adjustments) and the RP-2000 mortality table projected for 2020 (50% male/50% female blend).

The assumptions for Mr. Hoglund, Ms. Donnley, and Mr. Noyes's retirement amount are in accordance with the applicable defined contribution pension formula within the savings plan and reflect only additional compensation credits. All amounts payable pursuant to an incremental non-qualified retirement plan are assumed to be paid as a lump sum.

Termination Without Cause or a Resignation for Good Reason

As per the Severance Program, the Named Executive Officer will receive certain benefits as described in the table if he or she is terminated by the Company for reasons other than Cause or he or she resigns for Good Reason (following a Change of Control). A termination is for Cause if it is for any of the following reasons: (i) willful and continued failure to substantially perform his or her duties; (ii) a conviction of a felony or entering a plea of *nolo contendere* to a felony that has a significant adverse effect on the business of the Company; or (iii) a willful engaging in illegal conduct or in gross misconduct materially and demonstrably injurious to the Company.

As per the Severance Program, a resignation for Good Reason occurs if the Named Executive Officer resigns for any of the following reasons on or following a Change of Control: (i) any material decrease in base compensation (except uniform decreases affecting similarly situated employees); (ii) any material breach by the Company of any material provisions of the Severance Program; (iii) a requirement by the Company for the Named Executive Officer to be based more than 50 miles from the location the Named Executive Officer is employed prior to the Change of Control; or (iv) the assignment of any duties materially inconsistent in any respect with the Named Executive Officer's position, authority, duties, or responsibilities.

Payments Upon Termination of Employment in Connection with a Change of Control

As per the Severance Program, the Named Executive Officer will receive certain benefits as described in the table if his or her termination of employment is without Cause by the Company or he or she resigns for Good Reason following a Change of Control.

Section 280G Reduction

As per the Severance Program, in the event a Named Executive Officer receives any payment or distribution from the Company in connection with a Change of Control, he or she may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. If any such payment or distribution subjects the Named Executive Officer to such taxes and the Named Executive Officer would receive a greater net after-tax amount if the payment were reduced to avoid such taxation, the aggregate present value of amounts payable to the Named Executive Officer pursuant to the Severance Program will be reduced (but not below zero) to the extent it does not trigger taxation under Section 4999 of the Internal Revenue Code.

Death Benefit

As per the Company's Deferred Income Plan, participating officers, including the Named Executive Officers, are entitled to a death benefit equal to their individual base salary. The benefits are payable in a lump sum.

Payment Upon Retirement for John McAvoy

John McAvoy retired effective December 28, 2020. Pursuant to the terms of the Company's Long Term Incentive Plan, Mr. McAvoy retains his outstanding performance unit awards for the 2019–2021 and the 2020–2022 performance cycles. Payment of the performance units will be based on the attainment of the relevant performance goals and will be pro rated based on his actual service from the grant date to the date of his retirement, December 28, 2020. No other payments were made to Mr. McAvoy in connection with his retirement. See "*Outstanding Equity Awards Table*" on page 71.

COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Board of Directors of the Company has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for 2020 with management of the Company. Based on this review and discussion, the Committee recommended to the Board of Directors that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and this Proxy Statement.

Management Development and Compensation Committee:

George Campbell, Jr. (Chair)
John F. Killian
Dwight A. McBride
William J. Mulrow
Michael W. Ranger
Deirdre Stanley
L. Frederick Sutherland

COMPENSATION RISK MANAGEMENT

In 2020, the Compensation Committee asked Mercer to undertake a risk assessment of the Company's compensation programs to determine whether the Company's compensation policies and practices for employees, generally, would reasonably be expected to have a material adverse effect on the Company's risk management and create incentives that could lead to excessive or inappropriate risk taking by employees. The Compensation Committee also asked management to review the assessment. Based on Mercer's risk assessment findings, with which the Compensation Committee and management concur, the Company's compensation programs are not reasonably likely to have a material adverse effect on the Company's risk management or create incentives that could lead to excessive or inappropriate risk taking by employees.

Among the relevant features of the Company's compensation programs that mitigate risk are:

- a recoupment policy applicable to all Company officers with respect to incentive-based compensation;
- annual and long-term incentives under the Company's compensation programs appropriately balanced between annual and long-term financial performance goals that are expected to enhance stockholder value;
- annual and long-term incentives tied to multiple performance goals to reduce undue weight on any one goal;
- non-financial performance factors used in determining the actual payout of annual incentive compensation as a counterbalance to financial performance goals;
- compensation programs designed to deliver a significant portion of compensation in the form of long-term incentives, discouraging excessive focus on annual results;
- performance-based equity awards based on performance over a three-year period, focusing on sustainable performance over a three-year cycle rather than any one year;
- annual and long-term incentive awards that are subject to appropriate payment caps and Compensation Committee discretion to reduce payouts; and
- share ownership guidelines that further the long-term interests of executives and stockholders, and restrictions on shorting, hedging, and pledging Company securities.

PAY RATIO

The Company is required by SEC rules to disclose the median annual total compensation of all employees of the Company (excluding the Chief Executive Officer), the annual total compensation of the Chief Executive Officer, and the ratio of these two amounts (the "pay ratio"). The pay ratio below is a reasonable estimate based on the Company's payroll records and the methodology described below, and was calculated in a manner consistent with SEC rules. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to adopt a variety of methodologies, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The Company reviewed its entire workforce (excluding the Chief Executive Officer, Timothy P. Cawley), consisting of 14,210 full and part-time employees of the Company and its subsidiaries as of December 31, 2020. The Company's median employee was identified by a consistently applied compensation measure using earnings as reported on Internal Revenue Service Form W-2 for 2020. In making this determination, the Company annualized the compensation of all employees hired during 2020, and did not make any cost of living adjustments. This was the same methodology used in 2017 to identify the Company's median employee, except that the determination date is now December 31 to align with the end of the Company's fiscal year. The employee identified in 2020 is based in New York and is represented by a collective bargaining unit.

For 2020, the annual total compensation of the Company's median employee, as calculated using Summary Compensation Table requirements, was $259,289 and the annualized total compensation of the Chief Executive Officer was $7,463,293. The resulting pay ratio of the Chief Executive Officer's annual total compensation to the annual total compensation of the Company's median employee was 29 to 1.

CERTAIN INFORMATION AS TO INSURANCE AND INDEMNIFICATION

No stockholder action is required with respect to the following information that is included to fulfill the requirements of Section 726 of the Business Corporation Law of the State of New York.

Effective December 2, 2020, the Company purchased directors and officers liability insurance ("D&O Liability Insurance") for a one-year term providing for reimbursement, with certain exclusions and deductions, to: (i) the Company and its subsidiaries for payments they make to indemnify Directors, Trustees, officers, and assistant officers of the Company and its subsidiaries, (ii) Directors, Trustees, officers, and assistant officers for losses, costs, and expenses incurred by them in actions brought against them in connection with their acts in those capacities for which they are not indemnified by the Company or its subsidiaries, and (iii) the Company and its subsidiaries for any payments they make resulting from a securities claim. The insurers are: ACE American Insurance Company, Allianz Global Risks US Insurance Company, Associated Electric & Gas Insurance Services Limited, Arch Insurance Company, Axis Insurance Company, Beazley Insurance Company, Inc., Continental Casualty Company, Endurance American Insurance Company, Endurance American Specialty Insurance Company, Everest National Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Travelers Casualty and Surety Company of America, U.S. Specialty Insurance Company, XL Bermuda Ltd., XL Specialty Insurance Company, and Zurich-American Insurance Company. The total cost of the D&O Liability Insurance for one year from December 2, 2020 amounts to $3,559,087. The Company also purchased from Associated Electric & Gas Insurance Services Limited, Arch Insurance Company, Axis Insurance Company, Energy Insurance Mutual, Great American Insurance Company, RLI Insurance Company, Travelers Casualty and Surety Company of America, U.S. Specialty Insurance Company, and Zurich American Insurance Company, additional insurance coverage for one year effective January 1, 2021, insuring the Directors, Trustees, officers, assistant officers, and employees of the Company and its subsidiaries and certain other parties against certain liabilities which could arise in connection with fiduciary obligations mandated by ERISA and from the administration of the employee benefit plans of the Company and its subsidiaries. The cost of such coverage was $884,815.

QUESTIONS AND ANSWERS ABOUT THE 2021 ANNUAL MEETING AND VOTING

Proxy Materials

What Are The Proxy Materials?

The Proxy Materials include the following:

- The Proxy Statement.
- The Annual Report to Stockholders of the Company, which includes the consolidated financial statements and accompanying notes for the year ended December 31, 2020, and other information relating to the Company's financial condition and results of operations.

If you received the Proxy Materials by mail, they also include a proxy card or a voter instruction form for use at the 2021 Annual Meeting.

Why Am I Receiving The Proxy Materials?

The Proxy Materials are provided to stockholders of the Company on or about April 5, 2020, in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting and any adjournments or postponements of the Annual Meeting. As a stockholder, you are invited to the Annual Meeting and to vote on the items of business described in this Proxy Statement. The Proxy Materials include information that we are required to provide to you under the rules of the SEC. We are providing the Proxy Materials to our stockholders by mail, e-mail, or in accordance with the SEC's "Notice and Access" rule.

Why Did I Receive The Proxy Materials In The Mail?

We are providing paper copies of the Proxy Materials to stockholders who have previously requested to receive paper copies. You may also access the Proxy Materials and vote online at the Internet address provided on the proxy card or the voter instruction form. If you do not want to receive paper copies of proxy materials on an ongoing basis, please sign up for electronic delivery by following the instructions on your proxy card or voter instruction form.

Why Did I Receive E-Mail Delivery Of The Proxy Materials?

We are providing e-mail delivery of the Proxy Materials to those stockholders who have previously elected electronic delivery. Those stockholders should have received an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

Why Did I Receive A Notice Of Internet Availability Of Proxy Materials?

To reduce the environmental impact of our Annual Meeting, we are providing the Proxy Materials over the Internet. As a result, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") instead of a paper copy of the Proxy Materials. All stockholders receiving the Notice of Internet Availability may access the Proxy Materials over the Internet and request a paper copy of the Proxy Materials by mail. Instructions on how to access the Proxy Materials over the Internet, to vote online, and to request a paper copy may be found in the Notice of Internet Availability. In addition, the Notice of Internet Availability contains instructions on how you may request delivery of proxy materials in printed form by mail or electronically on an ongoing basis.

Can I Request A Paper Copy Of The Proxy Statement And Annual Report?

The Company's Proxy Statement and Annual Report are available on our website at *www.conedison.com/shareholders*. **A copy of these materials is also available without charge upon written request to the Company's Vice President and Corporate Secretary at the Company's principal executive office at 4 Irving Place, New York, New York 10003.**

I Share An Address With Another Stockholder, And We Received Only One Copy Of The Proxy Materials. How May I Obtain An Additional Copy?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, registered holders of Company Common Stock who have the same address and last name and who receive either a Notice of Internet Availability or a paper copy of the Proxy Materials in the mail will receive only one copy of the Proxy Materials, or a single envelope containing the Notice of Internet Availability, for all stockholders at that address. This consolidated method of delivery will continue unless we are notified from a stockholder at that address that individual copies are preferred. Householding allows us to realize significant cost savings and reduces the amount of duplicate information stockholders receive.

If you are a registered holder of Company Common Stock and wish to discontinue householding, please notify Computershare, the Company's Transfer Agent and Registrar, by calling 1-800-522-5522.

If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank, or other financial institution, and wish to discontinue householding, please submit a request to Broadridge Householding Department by telephone at 1-866-540-7095 or by mail at 51 Mercedes Way, Edgewood, NY 11717.

Who Pays The Cost Of Soliciting Proxies For The Annual Meeting?

The Company will pay the expenses associated with the solicitation of proxies. The solicitation of proxies is being made by mail, telephone, the Internet, electronic transmission, or overnight delivery. The expense associated with the solicitation of proxies will include reimbursement for postage and clerical expenses to brokerage houses and other custodians, nominees, or fiduciaries for forwarding Proxy Materials and other documents to beneficial owners of stock held in their names. Morrow Sodali LLC ("Morrow"), 470 West Avenue, Stamford, CT 06902, has been retained to assist in the solicitation of proxies. The estimated cost of Morrow's services is $22,000 plus distribution costs and other costs and expenses.

Voting and Related Matters

What Is The Record Date?

The Board of Directors has established March 22, 2021 as the record date for the determination of the Company's stockholders entitled to receive notice of and to vote at the Annual Meeting.

How Many Votes Do I Have?

You are entitled to one vote on each proposal presented at the Annual Meeting for each outstanding share of Company Common Stock you owned on the record date.

How Many Votes Can Be Cast By All Stockholders Entitled To Vote At The Annual Meeting?

One vote on each proposal presented at the Annual Meeting for each of the 342,688,334 shares of Company Common Stock that were outstanding on the record date.

How Many Votes Must Be Present To Hold The Annual Meeting?

To constitute a quorum to transact business at the Annual Meeting, the holders of a majority of the shares of Company Common Stock entitled to vote at the Annual Meeting must be present at the Annual Meeting, either by means of remote communication, by proxy, or in person if it is not legally permissible for us to hold a completely virtual annual meeting under New York law. We strongly recommend that you vote in advance of the Annual Meeting so that we will know as soon as possible that enough votes will be present to hold the meeting. Abstentions and broker non-votes are counted in the determination of the quorum.

How Do I Vote?

Stockholders have a choice of voting over the Internet, by telephone, by mail, or at the Annual Meeting.

- If you received a printed copy of the Proxy Materials, please follow the instructions on your proxy card or voter instruction form. Your proxy card or voter instruction form provides information on how to vote.

- If you received a Notice of Internet Availability, please follow the instructions on the notice. The Notice of Internet Availability provides information on how to vote.

- If you received an e-mail notification, please click on the link provided in the e-mail notification and follow the instructions on how to vote.

- If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank, or other financial institution, you may vote at the Annual Meeting. Your 16-digit control number will grant you access to the virtual annual meeting website (*www.virtualshareholdermeeting.com/ ED2021*). Online check in will be available approximately 15 minutes before the meeting starts. In order to vote your shares at the Annual Meeting, you must click on the link *www.proxyvote.com* and input the 16-digit control number you received in your proxy materials.

- If you are a registered holder of Company Common Stock or participate in the Company's Stock Purchase Plan, you must request a 16-digit virtual meeting access ("VMA") control number in advance to access the virtual annual meeting website (*www.virtualshareholdermeeting.com/ED2021*) and ask questions at the Annual Meeting. Online check in will be available approximately 15 minutes before the meeting starts. To obtain a VMA control number, please call Computershare at 1-800-522-5522 to initiate the request for a VMA control number. **Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 10, 2021** to allow adequate time for processing. Please note that, although the VMA control number will enable you to access the virtual annual meeting website and ask questions during the Annual Meeting, it cannot be used to vote. Registered holders of Company Common Stock may vote their shares prior to and during the Annual Meeting at *www.investorvote.com/ED* using the 15-digit control number displayed on your proxy card, Notice of Internet Availability, or meeting materials e-mail for the Annual Meeting. Follow the instructions at *www.investorvote.com/ED* to vote. Holders of Company Common Stock through the Company's Stock Purchase Plan may not vote at the Annual Meeting as the voting cut-off time for the Company's Stock Purchase Plan at *www.investorvote.com/EDESP* is 1:00 a.m., EDT, on May 13, 2021.

(See "*Questions and Answers About the 2021 Annual Meeting and Voting—Annual Meeting Information*" beginning on page 86 for additional information.)

To help us reduce the environmental impact of our meeting, we ask that you vote through the Internet or by telephone, both of which are available 24 hours a day. To ensure that your vote is counted, please remember to submit your vote by the date and time indicated on your proxy card, voter instruction form, Notice of Internet Availability, or e-mail notification, as applicable.

If My Shares Are Held By An Intermediary, Can My Shares Be Voted Without Instruction?

The SEC has approved a New York Stock Exchange rule that affects the manner in which your broker, bank, or other financial Institution may vote your shares. Your broker, bank, or other financial Institution may not vote on your behalf for the election of directors or compensation-related matters unless you provide specific voting instructions to them. For your vote to be counted, you need to communicate your voting decisions to your broker, bank, or other financial Institution, in the manner prescribed by them, before the date of the Annual Meeting.

If you have any questions about this rule or the proxy voting process in general, please contact the broker, bank, or other financial Institution where you hold your shares. The SEC also has a website (*www.sec.gov/spotlight/proxymatters.shtml*) with more information about your rights as a stockholder.

If I Am A Registered Holder Of Company Common Stock, What If I Don't Vote For One Or More Of The Matters Listed On My Proxy Card?

All shares represented by properly executed proxies received in time for the Annual Meeting will be voted at the Annual Meeting in the manner specified by the persons giving those proxies. If you return a signed proxy without indicating voting instructions your shares will be voted as follows:

- *for* the election of the twelve Director nominees;
- *for* the ratification of the appointment of independent accountants; and
- *for* the advisory vote to approve named executive officer compensation.

Can I Revoke My Proxy Or Change My Vote?

Yes, depending on how your shares of Company Common Stock are held, you may revoke your proxy or change your vote by sending in a new, properly executed proxy card or voter instruction form with a later date, or by casting a new vote by Internet or telephone, or by sending a properly executed written notice of revocation to the Company's Vice President and Corporate Secretary at the Company's principal executive office at 4 Irving Place, New York, New York 10003. Check the instructions on your proxy card, voter instruction form, Notice of Internet Availability, or e-mail notification for information regarding your specific revocation options. If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank or other financial institution, you may also revoke or change your vote by attending the Annual Meeting, clicking on the link *www.proxyvote.com* and inputting your 16-digit control number. If you are a registered holder of Company Common Stock, you may also revoke or change your vote during the Annual Meeting at *www.investorvote.com/ED* using the 15-digit control number displayed on your proxy card, Notice of Internet Availability, or meeting materials e-mail for the Annual Meeting. If you are a holder of Company Common Stock through the Company's Stock Purchase Plan, you may not vote, revoke or change your vote at the Annual Meeting as the voting cut-off time for the Company's Stock Purchase Plan at *www.investorvote.com/EDESP* is 1:00 a.m., EDT, on May 13, 2021. Attendance at the Annual Meeting without voting will not by itself revoke a proxy.

Who Tabulates The Votes?

Votes will be tabulated by Computershare Trust Company, N.A., as inspector of election for the Annual Meeting.

Annual Meeting Information

What Is The Virtual Location, Date, And Time Of The Annual Meeting?

The Annual Meeting will be held on Monday, May 17, 2021, at 10:00 a.m., Eastern Daylight Time.

Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communication only at *www.virtualshareholdermeeting.com/ED2021*. The virtual meeting offers the same participation opportunities as an in-person meeting. Online check in will be available approximately 15 minutes before the Annual Meeting starts. If you encounter any difficulties accessing the virtual annual meeting website during the check-in or Annual Meeting time, please call the technical support number that will be posted on the log-in page.

As of the date of this Proxy Statement, a state disaster emergency has been declared relating to COVID-19 in the State of New York and the requirement under New York law that annual meetings be noticed and held at a physical location has been temporarily suspended. The declaration of a state disaster emergency and the related suspension are renewed on a monthly basis. In the event that the state disaster emergency and suspension are lifted prior to the date fixed for the Annual Meeting and it is not, therefore, legally permissible for us to hold a completely virtual annual meeting under New York law, we will announce the location of the in-person component of the meeting by press release and posting on our proxy website (*www.conedison.com/shareholders*), as well as the filing of additional proxy materials with the SEC.

Who Can Attend The Annual Meeting?

Attendance at the Annual Meeting will be limited to holders of Company Common Stock on March 22, 2021, the record date, the authorized representative (one only) of an absent stockholder, and invited guests of management.

If Required By Applicable Law And The Annual Meeting Is Also Held In Person, Where Can I Find The Location and Directions To The Annual Meeting?

The location and directions to any in-person component of the Annual Meeting will be announced by press release and posting on our proxy website at *www.conedison.com/shareholders*, as well as the filing of additional proxy materials with the SEC.

How Do I Attend The Annual Meeting Virtually, Vote and Submit Questions Or Make Comments?

The 2021 Annual Meeting will be held virtually at *www.virtualshareholdermeeting.com/ED2021*.

If you are a beneficial holder of Company Common Stock who holds Company Common Stock through an intermediary, such as a broker, bank, or other financial institution, you may attend the Annual Meeting virtually by using your 16-digit control number to gain access to the virtual annual meeting website. You may submit a question or comment to the Company through the virtual annual meeting website. In order to vote your shares at the Annual Meeting, you must click on the link *www.proxyvote.com* and input the 16-digit control number you received in your proxy materials.

If you are a registered holder of Company Common Stock or a participant in the Company's Stock Purchase Plan, you may attend the Annual Meeting virtually with a VMA control number. To obtain a VMA control number, please call Computershare at 1-800-522-5522 to initiate the request for a VMA control number. **Advanced registration requests for VMA control numbers must be received no later than 5:00 p.m., EDT, on Monday, May 10, 2021** to allow adequate time for processing. Please note that, although the VMA control number will enable you to access the virtual annual meeting website and ask questions during the Annual Meeting, it cannot be used to vote. Registered holders of Company Common Stock may vote their shares prior to and during the Annual Meeting at *www.investorvote.com/ED* using the 15-digit control number displayed on your proxy card, Notice of Internet Availability or meeting materials e-mail for the Annual Meeting. Follow the instructions at *www.investorvote.com/ED* to vote. Holders of Company Common Stock through the Company's Stock Purchase Plan may not vote at the Annual Meeting as the voting cut-off time for the Company's Stock Purchase Plan at *www.investorvote.com/EDESP* is 1:00 a.m., EDT, on May 13, 2021.

Online check in for the virtual annual meeting website will be available approximately 15 minutes before the Annual Meeting starts. If you encounter any difficulties accessing the virtual annual meeting website during the check-in or Annual Meeting time, please call the technical support number that will be posted on the log-in page.

All stockholders may submit a question or comment to the Company through the virtual annual meeting website. Questions or comments pertinent to meeting matters will be addressed during the Annual Meeting, subject to time constraints. Questions or comments that relate to proposals that are not properly before the Annual Meeting, relate to matters that are not proper subject for action by stockholders, are irrelevant to the Company's business, relate to material non-public information of the Company, relate to personal concerns or grievances, are derogatory to individuals or that are otherwise in bad taste, are in substance repetitious of a question or comment made by another stockholder, or are not otherwise suitable for the conduct of the Annual Meeting as determined in the sole discretion of the Company, will not be answered. Additional rules of conduct and procedures may apply during the Annual Meeting and will be available for you to review in advance of the meeting at *www.virtualshareholdermeeting.com/ED2021*. Any questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints will be posted online and answered at *www.conedison.com/shareholders*. The questions and answers will be available as soon as practical after the meeting and will remain available until one week after posting.

What If I Have Trouble Accessing The Annual Meeting Virtually?

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the virtual annual meeting website 15 minutes prior to the start of the Annual Meeting to check-in online. If you encounter any difficulties accessing the virtual annual meeting website during the check-in or Annual Meeting time, please call the technical support number that will be posted on the log-in page.

If Required By Applicable Law And The Annual Meeting Is Also Held In Person, Do I Need A Ticket To Attend The Annual Meeting?

Yes, you will need an admission ticket and proof of ownership of Company Common Stock on the record date to enter the in person meeting.

- If you received a printed copy of the Proxy Materials and you are a registered holder of Company Common Stock, your proxy card serves as your admission ticket to the Annual Meeting.

- If you received a printed copy of the Proxy Materials and you hold your shares through an intermediary, such as a broker, bank, or other financial institution, please bring to the Annual Meeting a copy of a brokerage or other statement reflecting your stock ownership as of the record date.

- If you received a Notice of Internet Availability, that Notice of Internet Availability serves as your admission ticket to the Annual Meeting.

- If you received an e-mail notification, please access the Proxy Materials by clicking on the link provided in the e-mail notification and follow the instructions for downloading a copy of your admission ticket.

You may be asked to present valid picture identification to gain entrance to the Annual Meeting. Any person claiming to be an authorized representative of a stockholder must, upon request, produce written evidence of the authorization.

If Required By Applicable Law And The Annual Meeting Is Also Held In Person, Are There Any Special Attendance Procedures?

Due to the ongoing impact of COVID-19, we plan to hold the Annual Meeting by means of remote communications only. However, if required by applicable law, we may also hold the Annual Meeting in person. In the event that the state disaster emergency and related temporary suspension of the requirement under New York law that annual meetings be noticed and held at a physical location are lifted prior to the date fixed for the Annual Meeting and it is not, therefore, legally permissible for us to hold a completely virtual annual meeting under New York law, we will announce the location of the in-person component of the meeting by press release and posting on our proxy website (*www.conedison.com/shareholders*), as well as the filing of additional proxy materials with the SEC.

In order to assure the holding of a fair and orderly meeting and to accommodate as many stockholders as possible who may wish to speak at the Annual Meeting, management will limit the general discussion portion of the meeting and permit only stockholders or their authorized representatives to address the meeting. No signs, banners, placards, handouts, cameras, recording equipment, nor similar items may be brought to the meeting room. Many cellular phones have built-in digital cameras, and, while these phones may be brought into the Annual Meeting room, the camera function may not be used at any time. Recording of the Annual Meeting is prohibited. Suitcases, briefcases, packages, and other items brought to any in-person meeting required by law may be subject to inspection. Attendance at any in-person meeting required by law will require following any applicable public health guidelines, which may include wearing masks and practicing social distancing.

STOCKHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING

Proposals for Inclusion in 2022 Proxy Statement

In order to be included in the Proxy Statement and form of proxy relating to the Company's 2022 annual meeting of stockholders, stockholder proposals must be received by the Company at its principal executive office at 4 Irving Place, New York, New York 10003, Attention: Vice President and Corporate Secretary, by the close of business on December 6, 2021.

Director Nominations for Inclusion in 2022 Proxy Statement (Proxy Access)

Pursuant to the Company's By-laws, a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of the Company's shares for at least three years and has complied with the other requirements set forth in the By-laws may request that the Company include director nominees (up to the greater of two nominees or 20% of the Board) for election in the Company's 2022 Proxy Statement and form of proxy relating to the Company's 2022 annual meeting of stockholders. The nominations must include the information specified in the By-laws and must be received by the Vice President and Corporate Secretary of the Company at its principal executive office no earlier than November 6, 2021 and no later than December 6, 2021.

Other Proposals or Nominations to Come Before the 2022 Annual Meeting

Under the Company's By-laws, written notice of any proposal to be presented by any stockholder or any other person to be nominated by any stockholder for election as a Director must include the information specified in the By-laws and must be received by the Vice President and Corporate Secretary of the Company at its principal executive office no earlier than January 17, 2022 and no later than February 16, 2022.

OTHER MATTERS TO COME BEFORE THE MEETING

Management intends to bring before the meeting only the election of Directors (Proposal No. 1) and Proposals No. 2 and 3 and knows of no matters to come before the meeting other than the matters set forth herein. If other matters or motions come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters or motions, including any matters dealing with the conduct of the meeting.

By Order of the Board of Directors,



Sylvia V. Dooley
Vice President and Corporate Secretary
Dated: April 5, 2021

APPENDIX A

For 2020, the operating objectives for Con Edison of New York are shown in the following table:

Con Edison of New York Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
• Significant High-Hazard Injuries	#	0	1
• Public Safety-Related Equipment Failures	#	≤ 170	115
• Motor Vehicle Collisions	#	≤ 283	246
• Operating Errors	#	≤ 58	31
• Gas Made Safe Time	%	≥ 92.5	95.6%
Environment and Sustainability			
• Measure Dielectric Fluid Management	Gallons and trench feet	≤ 22,400 and ≥ 2,000 TF	11,212 and 2,879 TF
• Late Spill Notifications	#	≤ 9	0
• SF_6 Gas Emissions	Pounds	≤ 8,000	6,172
• Electric Energy Efficiency (LMMBTU Reduction)	#	≥ 20,084,450	22,039,296
Operational Excellence			
• Steam System Reliability Measures	#	2	2
• Reliability Performance Measures	%	≥ 98.5	100%
• Electric Reliability Performance—Network Metrics	#	2	1
• Electric Reliability Performance—Non-Network Metrics	#	2	2
• Workable Gas Leak Inventory	#	≤ 20	5
• Cyber Security	#	0	0
• Physical Security	#	0	0
Customer Experience			
• Customer Project Completion Dates	%	≥ 90	93.7
• First Call Resolution	%	≥ 83.0	83.4
• Estimated Time for Restoration	%	≥ 65.5	74.8
• Customer Appointments	%	≥ 95	98.3

Footnote:

(1) Operating objectives were weighted equally.

For 2020, the operating objectives for Orange & Rockland are shown in the following table:

Orange & Rockland Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
Significant High-Hazard Injuries	#	0	1
Motor Vehicle Collisions	#	≤ 38	25
Operating Errors	#	≤ 18	4
Damage Prevention	Rate	≤ 2.10	1.68
Gas Made Safe Time	%	≥ 80%	90%
Environment and Sustainability			
Electric Energy Efficiency (MWH Reduction)	#	≥ 49,557	59,369
Gas Energy Efficiency (Dth Reduction)	#	≥ 26,860	32,563
Environmentally Beneficial Electrification (Carbon Reduction)	Tons	≥ 44,855	56,789
Written Notice of Violations	#	0	0
Solar Connections—			
Complete Initial Application Screening	%	≥ 92	100
Complete Coordinated Review	%	≥ 80	100
Operational Excellence			
Outage Frequency - SAIFI (frequency of outages per average customer)	#	≤ 1.20	0.93
Outage Duration - CAIDI (restoration time in minutes per average customer)	#	≤ 115.5	105.3
Cyber Security	#	0	0
Physical Security	#	0	0
Gas Leak Inventory	#	≤ 40	23
Customer Experience			
Customer Service Appointments Kept	%	≥ 95	96
New Business Electric Services Energized	%	≥ 95	96
First Call Resolution	%	≥ 85	93
Customer Service Performance Incentive Mechanism	#	3	3
Storm Scorecard	#	≥ 90	95

Footnote:

(1) Operating objectives were weighted equally.

For 2020, the operating objectives for the Clean Energy Businesses and Con Edison Transmission are shown in the following tables:

Clean Energy Businesses Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
Significant High Hazard Injury	#	0	0
Environment and Sustainability			
Renewable Portfolio Production	%	100	100
Operational Excellence			
Annual Availability for Financed Projects	%	99	99.9
Retail Energy Services Profit Margin	%	22	22
Material Financial Weaknesses, Significant Deficiencies, Significant Risk Limit Violations and Ethical Violation	#	0	0
Complete Required Training	%	100	100
Meet Contractual Requirements of PPA (TWh)	#	5.0	6.5
Implement IT Strategic Plan	#	3	3
Cybersecurity Intrusions	#	0	0
Cybersecurity Performance	%	92	95

Footnote:

(1) Operating objectives were weighted equally.

Con Edison Transmission Operating Objectives[1]	Unit of Measure	Target	Actual
Employee and Public Safety			
Significant High Hazard Injury	#	0	0
Operating Incidents	#	0	0
Environment and Sustainability			
Late Spill Notifications	#	0	0
Regulatory Violations	#	0	0
Operational Excellence			
Cyber Security Plan	Completion	Y	Y
Risk Reduction Plans	Completion	Y	Y
System Reliability	Completion	Y	Y
Construction Oversight Plan	Completion	Y	Y
Material Weakness or Significant Deficiencies	#	0	0
Complete Required Training	%	100	100

Footnote:

(1) Operating objectives were weighted equally.

APPENDIX B

Reconciliation of Adjusted EBITDA for the Clean Energy Businesses (Non-GAAP)

This proxy statement contains a financial measure for the Clean Energy Businesses, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), that is not determined in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Adjusted EBITDA for the Clean Energy Businesses refers to the Clean Energy Businesses' net income for common stock, excluding the effects of hypothetical liquidation at book value ("HLBV") and mark-to-market accounting, before interest, taxes, depreciation and amortization plus the pre-tax equivalent of production tax credits. Management uses the Clean Energy Businesses' adjusted EBITDA for, among other things, determining performance-based compensation for certain employees. Non-GAAP financial measures should not be considered as an alternative to the Company's reported results prepared in accordance with GAAP.

	Con Edison of New York ($ in millions)	Orange & Rockland ($ in millions)	Clean Energy Businesses ($ in millions)	Con Edison Transmission ($ in millions)	Other ($ in millions)	Company Total ($ in millions)
Net income for common stock	$1,185	$71	$24	$(175)	$(4)	$1,101

For the Clean Energy Businesses, the reconciliation of net income for common stock to Adjusted EBITDA (Non-GAAP) is as follows:

	Clean Energy Businesses ($ in millions)
Net income for common stock	$ 24
Mark-to-market pre-tax loss/(gain)	57
HLBV pre-tax loss/(gain)	44
Interest expense/(income), excluding mark-to-market effects of interest rate swaps	135
Income tax (benefit)/expense	(44)
Pre-tax equivalent of production tax credits (25%)	37
Depreciation and amortization	231
Adjusted EBITDA (non-GAAP)	$484